As submitted confidentially with the U.S. Securities and Exchange Commission on September 12, 2025. This Amendment No. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FAVO CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	6159	88-0436017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 1.833.328.6477

Spring Valley Solutions, LLC

3651 Lindell Rd Ste D121

Las Vegas, NV, 89103, USA

T: (702) 982-5686

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Doney, Esq. The Doney Law Firm 4955 S. Durango Rd. Ste. 165 Las Vegas, NV 89113 (702) 982-5686	Michael Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002-2925 (713) 651-2600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒	Smaller reporting company: ☒
Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•	Public Offering Prospectus. A prospectus to be used for the public offering of [*] shares of our common stock through the underwriters named on the cover page of this prospectus, which we refer to as the Public Offering Prospectus.

•	Resale Prospectus. A prospectus to be used for the resale by selling stockholders of [*] shares of common stock, which we refer to as the Resale Prospectus, which we have filed on behalf of the selling stockholders pursuant to a Registration Rights Agreement with the selling stockholders that we would include their shares in the Resale Prospectus. Sales under the resale prospectus may only be made after the closing of our public offering.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different front and back covers;
•	they contain different Offering sections in the Prospectus Summary;
•	they contain different Use of Proceeds sections;
•	the Dilution section is deleted from the Resale Prospectus;
•	a Selling Stockholders section is included in the Resale Prospectus;
•	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and
•	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION ON SEPTEMBER [*], 2025

FAVO CAPITAL, INC.

Shares of Common Stock

This is a firm commitment underwritten public offering of [*] shares of common stock, par value $0.0001 per share, of Favo Capital, Inc., a Nevada corporation (the “Company”, “FAVO”, “we”, “us”, “our”). We anticipate a public offering price between $[*] and $[*] per share. We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to additional [*] shares at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Our common stock is presently traded on the over-the-counter market and quoted on the OTC Pink market under the symbol “FAVO.” On September [*], 2025, the last reported sale price of our common stock was $[*] per share . In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol that resembles our new name. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTC Pink market will be indicative of the prices of our common stock if our common stock were traded on the Nasdaq Capital Market.

The offering price of the common stock will be determined between the underwriter and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business, and may be at a discount to the current market price. Therefore, the recent market price used throughout this prospectus may not be indicative of the actual public offering price for our common stock.

On August 7, 2025, our Board of Directors and majority of shareholders approved a name and symbol change and reverse stock split of our issued and outstanding common stock at a ratio of not less than 1-for-2 and not greater than 1-for-100, subject to receipt of a market effective date from Financial Industry Regulatory Authority (“FINRA”). The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

If listed, we would be a ‘controlled company’ within the meaning of Nasdaq Listing Rule 5615(c) because Vincent Napolitano, Shaun Quin, and Glen Steward (the “Founders”), through a voting agreement governing 10,000,000 shares of Series B Preferred Stock, each with 50 votes per share, collectively control approximately 87% of the voting power on all matters concerning shareholder approval, including the election of directors.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 31 OF THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, AS WELL AS THE INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU INVEST.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share		Total
Offering price	$			$-
Underwriting discount and commissions		$-	$
Proceeds to us before offering expenses (1)		$-		$-

(1)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the over-allotment option (if any) we have granted to the underwriter as described below.

Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering 20,621,250 shares of common stock for resale by certain selling stockholders. No resales of the common stock covered by this prospectus shall occur until the closing of our primary underwritten offering. Once the primary offering is completed, the selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. Please see “Risk Factors— Risks Relating to this Offering and our Reverse Stock-Split” for certain risks associated with having two offerings.

The underwriter expects to deliver the securities against payment to the investors in this offering on or about [*], 2025.

Sole Book-Running Manager
D. Boral Capital

  The date of this prospectus is September [*], 2025.

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ABOUT THIS PROSPECTUS

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments and exhibits thereto, the “Registration Statement”) filed by us with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and related exhibits for further information with respect to FAVO and the securities offered hereby. With regard to any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC, in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

You should rely only on information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

For investors outside the United States: Neither we nor the underwriter have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby, or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this Prospectus. However, this Prospectus includes industry data that we obtained from internal surveys, market research, and publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications, and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this Prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this Prospectus.

TRADEMARKS

We own or have rights to use various trademarks, service marks, and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks, and tradenames of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of these trademarks, service marks and trade names.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements include, but are not limited to, statements regarding our Company and management’s expectations, hopes, beliefs, intentions, or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Other important factors that we think could cause our actual results to differ materially from expected results are summarized below. Other factors besides those listed could also adversely affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Statements regarding the following subjects, among others, may be forward-looking:

•	negative impacts from a continued spread of COVID-19, including on the U.S. or global economy or on our business, financial position, or results of operations;

•	market trends in our industry, energy markets, commodity prices, interest rates, the debt and lending markets, or the general economy;

•	our plans and expectations regarding future financial results, expected operating results;

•	the sufficiency of our cash and our liquidity;

•	development of new financial products and improvements to our existing financial products;

•	the adequacy of our agreements with our syndicate partners;

•	our ability to obtain financing, our ability to comply with debt covenants or cure any defaults;

•	actions and initiatives of federal, state and local governments and changes to federal, state and local government policies, regulations, tax laws and rates and the execution and impact of these actions, initiatives and policies;

•	our ability to obtain and maintain financing arrangements on favorable terms;

•	general volatility of the securities markets in which we participate;

•	the impact of weather conditions, natural disasters, accidents or equipment failures, or other events that disrupt our operations or negatively impact the value of our assets;

•	availability of and our ability to attract and retain qualified personnel; and

•	our understanding of our competition.

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Forward-looking statements are based on beliefs, assumptions and expectations as of the date of this prospectus. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

The risks included here are not exhaustive. Other sections of this registration statement may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, and the exhibits to the registration statement of which this prospectus is a part before making your investment decision. This prospectus contains forward-looking statements and information relating to FAVO. See “Cautionary Note Regarding Forward-Looking Statements” above.

In this Prospectus, the terms “FAVO,” the “Company,” “we,” “us,” “our” or “ours” refer to Favo Capital, Inc. and its wholly owned subsidiaries.

Company Overview

We are a diversified financial services company with two complementary business platforms: Private Credit and Real Estate. Our strategy is to provide alternative financing solutions to small and medium-sized businesses (SMBs) underserved by traditional lenders, while also building a portfolio of income-producing and value-enhancing real estate assets. Together, these businesses are designed to broaden our revenue base, strengthen the balance sheet with tangible assets, and support long-term, capital-efficient growth.

The Private Credit Division provides revenue-based funding and related financing products to SMBs nationwide. Since 2020, we have originated more than $153 million in funding and supported over 10,000 businesses across the United States. The Real Estate Division, launched in 2025, targets strategic investments in residential, mixed-use, and commercial properties designed to generate stable rental income and have the potential for long-term value appreciation. These real estate holdings improve our overall capital efficiency by anchoring the balance sheet with durable, income-producing assets, lowering our blended cost of capital, and providing recurring cash flows that enhance liquidity management.

While each division operates independently, they are designed to complement one another. The real estate business provides steady, long-term income and strengthens overall financial stability, while the private credit business offers faster-turnover funding with attractive near-term returns. Together, they create a balanced model in which real estate adds stability and efficiency, while private credit drives growth.

Private Credit Overview

Our Private Credit Division provides alternative financing solutions to SMBs across the United States. The core of our business is the origination and funding of merchant cash advances (MCAs), both directly and through syndication arrangements with our partners. These MCA activities represent our principal line of business and generate the substantial majority of our revenues.

Since 2020, we have originated over $153 million in capital and supported more than 10,000 SMBs nationwide. We are headquartered in Fort Lauderdale, Florida, with operations in New York and the Dominican Republic. In addition to our MCA business, we occasionally act as a broker for other funders, earning commissions when SMB customers we refer obtain financial products such as MCA or lines of credit. These brokerage activities are ancillary to our MCA operations and represent a smaller portion of our business.

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Our MCA business is conducted through operating subsidiaries that sit under our private credit holding company. These subsidiaries include FAVO Funding LLC, Honeycomb LLC, and Fore Funding LLC, which originate and service MCA transactions. Our brokerage activities, which consist of referring merchants to third-party funders and earning commissions, are conducted through Fore Funding LLC and DBOSS Funding LLC, also held within the same private credit platform.

Merchant Cash Advances

Merchant cash advances (“MCAs”) have evolved as an alternative capital source primarily for small businesses, and they represent the principal product we currently originate and fund. In our MCA transactions, a merchant sells a portion of its future receipts to us at a discount in exchange for an upfront lump-sum payment. The merchant then remits a specified percentage of its sales receipts, typically through daily Automated Clearing House (“ACH”) transfers, until we have received the full amount of purchased receipts.

Unlike loans or securities, MCAs are structured as purchases and sales of future receipts and the assignment of related rights. Our small and medium-sized business (“SMB”) customers typically use these advances for working capital, such as inventory purchases, equipment financing, or other immediate business needs.

While MCAs represent the substantial majority of our revenues today, we also generate brokerage income on a limited basis by referring merchants to third-party funders for products such as MCAs and lines of credit. These brokerage activities account for a smaller share of our business relative to our directly originated and syndicated MCA portfolios.

We operate a direct and syndication revenue-based funding platform to serve SMBs in need of liquidity to fulfill their financial responsibilities. Through our direct sales, marketing, underwriting, and operational platform, and in collaboration with our six primary Syndication Partners, each of which operates in the same revenue-based financing business as FAVO Capital, we provide funding solutions for customers. These syndication arrangements allow us to participate in a percentage of approved transactions, with participation amounts ranging from 10% to 95% of the deal value. Pursuant to Master Participation Agreements and related agreements, FAVO Capital not only originates and funds transactions but also provides servicing and collection services on behalf of itself and its Syndication Partners. This structure enables us to diversify risk, leverage partner deal flow, and expand the scale of our funding platform while maintaining consistency with our underwriting criteria.

We originate and provide revenue-based financing to businesses primarily through MCAs. We provide convenient, fully automated financial solutions to our customers. An SMB customer who enters into an MCA commits to delivering a percentage of its receipts through ACH or wire debits or by splitting credit card receipts until all purchased receipts are remitted to us.

We believe traditional lenders face a number of challenges and limitations that make it difficult to address the capital needs of SMBs, such as:

▪  Organizational and Structural Challenges. The costly combination of physical branches and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve SMBs. They also serve a broad set of customers, including both consumers and enterprises, and are not solely focused on addressing the needs of SMBs.

▪  Technology Limitations. Many traditional lenders use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. These technology limitations make it challenging for traditional lenders to aggregate new data sources, leverage advanced analytics and streamline and automate credit decisions and funding.

▪  Products not Designed for SMBs. SMBs are not well served by traditional loan products. We believe that traditional lenders often offer products characterized by larger loan sizes, longer durations and rigid collateral requirements. By contrast, SMBs often seek small loans for short-term investments.

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As a result, we believe that SMBs feel underserved by traditional lenders. Our solution was built specifically to address SMBs’ capital needs. We offer products to SMBs to enable them to access capital. We facilitate eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under MCAs. This structure has some advantages over the structure of a conventional loan. Most importantly, payments towards an MCA can be modified for hardships suffered by a business, giving the merchant greater flexibility with which to manage their cash flow, particularly during an unforeseen event. MCAs are processed much faster than a typical loan, giving borrowers quicker access to capital.

Direct and Syndicated Funding

A key challenge in the merchant cash advance industry is securing sufficient capital to meet strong demand from small businesses. We address this challenge through two complementary channels: (i) direct funding, where we originate, underwrite, fund, and service MCAs on our own balance sheet, and (ii) syndicated funding, where we participate alongside six established syndication partners under Master Participation Agreements. Syndication participation levels generally range from 10% to 95% of each transaction, subject to our investment guidelines.

Our direct portfolio consists of MCAs that we originate and service end-to-end, allowing us to capture full economics, including origination and administrative fees. By contrast, syndicated transactions are originated by our partners, with our participation aligned to our underwriting standards. To manage risk, we actively monitor exposures and do not participate in any syndication arrangement where our share would exceed 40% of a partner’s total portfolio.

We generate revenues from both models: (i) factor rate returns, origination, and administrative fees on our direct portfolio, and (ii) participations in syndicated transactions, supplemented by servicing and collection fees earned on receivables we manage on behalf of partners. This approach balances higher-margin direct fundings with the capital efficiency and risk diversification benefits of syndication. The table below outlines key differences between the two models.

Aspect	Direct Funding	Syndicated Funding
Definition	A single funder provides the entire merchant cash advance directly.	Multiple funders co-fund a single MCA through a syndication structure.
Revenue Model	Factor-rate revenues accrue entirely to the direct funder.	Revenues are shared pro rata among participants; the lead funder typically earns servicing fees and profit allocations.
Capital Deployment	Fully funded from the company’s own capital.	Capital is pooled from several investors, enabling larger transactions.
Risk Exposure	100% of performance risk rests with the direct funder.	Risk is distributed among participants, limiting exposure for any one investor.
Underwriting	Relies solely on the funder’s internal, AI-enabled data-driven underwriting process.	The lead funder applies its underwriting and servicing standards to all participants’ portions.
Funding Scale	Constrained by the funder’s available reserves.	Greater capacity to fund larger or multiple deals through pooled participation (e.g., 10%–95% of deal size).
Administration	Originator manages servicing, collections, and remittances directly.	The lead funder administers servicing and distributes proceeds to syndicate participants under Master Participation Agreements.
Economic Participation	All returns (and losses) accrue to the originator.	Returns are distributed according to participation levels; lead funder receives priority servicing fees.
Speed of Execution	Often faster, with fewer parties involved.	May require additional coordination but leverages partner networks for deal flow.

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Direct vs. Syndicated Funding Structures

In direct fundings, the merchant enters into a bilateral purchase and sale agreement with a single funder. The funder advances its own capital, bears all risk of non-performance, and retains all revenue, including origination fees, administrative fees, and MCA income. The agreement is relatively straightforward, with no third-party stakeholders.

By contrast, syndicated fundings involve multiple parties: the merchant, a lead funder, and syndicate participants (investors or co-funders). The merchant contract is executed with the lead funder, while the syndicate participants enter into a Master Participation Agreement (and, where applicable, Independent Sales Organization agreements) governing their respective rights and obligations. These agreements outline servicing authority, profit-sharing mechanics, and the allocation of risk among participants. Syndicated contracts are inherently more complex than direct fundings, as amendments or enforcement actions require coordination among multiple parties.

In direct fundings, the funder provides the entire advance from its own capital and assumes 100% of the exposure. In syndicated fundings, the lead funder may contribute a portion (e.g., 60%) while syndicate partners contribute the balance (e.g., 40%). Losses are borne pro rata, and syndicate participants typically have limited recourse against the lead funder, except in cases of mismanagement or breach of fiduciary duty. Most syndicated MCAs are structured as non-recourse transactions, meaning the risk of merchant non-performance is shared collectively across all participants.

Syndicated transactions may also carry additional costs, such as platform fees charged by syndication partners (generally 3%–5% of remittances), and administrative costs associated with servicing multiple stakeholders. These fees can increase the effective cost of capital relative to direct fundings.

For direct fundings, our revenue includes origination fees, administrative fees, MCA income, and ancillary fees (e.g., non-sufficient funds, collections, Uniform Commercial Code filings), all recognized over the contract term as payments are received.

For syndicated fundings, we do not typically retain origination or administrative fees. Instead, our revenue is derived from:

•         our proportionate share of MCA income

•         servicing and collection fees earned as lead funder and servicer, and

•         rebates from syndication partners, based on portfolio size and volume.

Year	Direct Funding	Syndicated Funding	Total Funding
2023	$17,284,157	$17,351,122	$34,635,279
2024	$12,997,355	$18,025,300	$31,022,655
YTD Q2 2025	$5,859,035	$9,785,698	$15,644,733

Our direct funding portfolio has SMBs across multiple segments and industry types, but most of our merchants fall into the services, construction, and retail industries. These include restaurants, construction and development projects, physical fitness facilities, accounting and bookkeeping practices, home furnishings and equipment stores, and automotive repair shops, among others.

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The composition of our syndication portfolio closely aligns with that of our direct investments, both of which are strategically shaped by evolving market dynamics. Key determinants include macroeconomic conditions, the influence of domestic and international government policy decisions, and the relative advantages of specific U.S. geographic regions. Regulatory and policy environments, whether supportive or restrictive, impact sector performance and are carefully considered in our portfolio construction and allocation strategy.

Although syndication currently represents a larger share of total funding volume, our strategic priority is to expand direct funding given its higher margin profile and greater control over underwriting and servicing economics. The Simplified Acquisition was undertaken specifically to increase our capacity for direct originations. Over time, we expect direct funding to comprise a greater portion of total originations, with syndication continuing to play a complementary role in providing capital efficiency and risk diversification.

MCA – Syndication Partners

We identify leading funders in the industry through market research, funding forums, the Revenue Based Funding Coalition (RBFC), and long-term business relationships, all of which have established underwriting and operational capabilities that allow partners to participate in their deal flow. The RBFC includes funders, brokers, Independent Sales Organizations, and industry vendors that provide technology and operational services to the sector. It was established to educate policymakers and regulators on issues affecting the non-bank commercial finance industry and to support responsible growth of revenue-based financing. At the same time, the MCA industry remains subject to ongoing regulatory scrutiny at both the federal and state levels, and participation in industry groups such as the RBFC reflects our effort to stay aligned with evolving standards and compliance expectations.

We currently maintain relationships with six syndication partners, three core partners and three secondary partners, all of whom operate in the Merchant Cash Advance industry and provide revenue-based financing solutions. From time to time, we syndicate on various deals that our partners have approved for funding, with syndication participation amounts typically ranging from 10% to 95% of the transaction value. These arrangements are governed by Master Participation Agreements and Independent Sales Organization agreements, which establish the terms of engagement and responsibilities of each party.

As part of these syndication arrangements, FAVO Capital originates, funds, and services transactions, including collections, both for its own account and on behalf of its syndication partners. To manage concentration risk, we do not participate in any syndication arrangement where our exposure exceeds 40% of a partner’s total portfolio. We also actively manage participation amounts to ensure diversification and maintain a balanced portfolio mix. All syndication partners are provided with investment guidelines aligned with our internal underwriting standards, and they are required to adhere to those criteria, ensuring consistency and risk alignment across all investments. This framework enables FAVO to leverage the scale and capabilities of its partners to expand access to funding for SMBs while maintaining rigorous risk management discipline.

Brokered Products

In addition to our direct and syndicated MCA operations, we act as an intermediary in brokering financial products, earning commissions from funders when transactions close. Within this category, merchant cash advances and lines of credit are the meaningful contributors, while equipment financing and business term loans comprised the balance. Our activity in U.S. Small Business Administration (SBA) loans and invoice factoring was not material during the reporting period, though these products remain available as part of our platform and may contribute to revenues in the future as merchant demand evolves.

Our role in these transactions is limited to acting as an intermediary: we identify merchants with financing needs, match them with appropriate funders, and earn referral or brokerage fees, typically calculated as a percentage of the funded amount, once the transaction is completed. We do not originate or fund these products directly and do not assume credit risk on the underlying obligations.

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This brokerage activity complements our MCA operations by broadening merchant relationships and creating repeat commission opportunities. Applications are sourced through marketing initiatives, including online advertising, outbound calling, trade show participation, and referrals, with additional support from a call center located in the Dominican Republic. We maintain relationships with a network of funding sources, such as commercial banks, online lenders, SBA-approved institutions, and factoring companies.

Once a funder approves and funds a transaction, our role is complete, and we earn compensation directly from the funder, typically built into the financing cost. By offering MCAs and lines of credit through third-party partners alongside our direct activities, we diversify our revenue streams and expand our reach, while continuing to maintain our primary focus on revenue-based funding solutions.

While brokerage commissions represented approximately 20% of our total revenues for the year ended December 31, 2024, we do not view this segment as a core growth driver. We position brokerage primarily as a complementary offering that broadens merchant relationships, rather than as a business line we intend to scale.

MCA - Cost of Sales

We incur sales commissions costs for direct and syndicated originations. Commission expense is recognized over the term of the deal. Additionally, we incur marketing expenses associated with direct MCA originations. Marketing expenses consist of various lead generation, internet, phone, advertising, and other costs associated with new account originations. Marketing expenses are recognized as incurred.

MCA Platform and Service Fees

For each Syndicated MCA origination, we are charged a platform or servicing fee. The fee is calculated as a percentage of the advance receipt collected on our behalf and is deducted from the amount disbursed.

MCA Credit Losses

Under the current expected credit loss (CECL) model of ASC 326, we recognize an allowance for a portion of the receipts at the time of concluding a deal and additional allowances based on the amount of time since a payment was last received and whether the receivable has been handed over to collections. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receipts and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Underwriting Process and Credit Assessment of Merchant Customers

Our underwriting process is central to both our direct MCA portfolio and our syndicated funding activities. Each merchant applicant is evaluated using a structured combination of automated data analysis, artificial intelligence (AI), and human review to assess the business’s ability to generate consistent receivables and meet repayment obligations.

We apply a multi-step framework designed to filter out higher-risk applicants and identify merchants most likely to perform, with fewer than 5% of applications proceeding to funding. This process integrates anomaly detection and fraud-prevention tools with professional underwriter judgment, allowing us to evaluate applications efficiently while maintaining credit discipline. Over time, this selective approach has resulted in portfolio performance with loss and default levels consistent with the high thresholds established by our underwriting standards.

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Integration of Artificial Intelligence and Automation

We employ a combination of automation, machine learning, and human oversight within our underwriting process. These tools help authenticate documents, identify inconsistencies, and structure raw data into decision-ready formats. Human underwriters remain responsible for final approvals, ensuring that technology outputs are reviewed within a controlled decision framework.

AI-driven capabilities are applied within secure, compliance-oriented environments. All merchant data is collected with applicant consent, either through direct submissions (e.g., bank statements, tax filings, credit reports) or third-party data-aggregation providers. Data is handled under encryption and access-controlled systems. We do not disclose, sell, or repurpose merchant data for non-underwriting uses.

Key capabilities include:

•          Document authentication and fraud detection: Identifying tampering or inconsistencies in submitted records.

•          Anomaly detection: Flagging unusual cash-flow activity or mismatches in bank transaction data.

•          Automated structuring: Converting bank statements and financial documents into standardized data for review.

•          Risk scoring: Predictive models that compare applicants against internal credit parameters.

Applications flagged by automation are escalated for manual review. This blended model allows for efficient processing while maintaining oversight and compliance.

Data Collection and Analysis

We collect a range of information from merchants during the application process, including:

•          Traditional credit bureau data (e.g., consumer and commercial credit histories).

•          Government and legal records (e.g., state filings, tax records, liens, judgments).

•          Behavioral and transactional data (e.g., bank activity, repayment patterns, landlord feedback).

•          Digital presence and reputation data (e.g., online visibility, reviews, social media).

•          Network-shared performance data from other funders on defaults or fraud.

Because small businesses lack a standardized credit score equivalent to consumer FICO ratings, we supplement bureau data with these alternative sources. Greater emphasis is placed on demonstrated business performance, cash-flow resilience, and repayment history than on an owner’s personal credit profile.

Below is a description of our underwriting process for applicant merchants, with four steps to completion.

1.       Initial Screening

✔ Verify document integrity and application completeness.

✔ Apply automatic decline rules (e.g., prohibited industries, prior defaults, negative banking history).

✔ Use anomaly-detection tools to flag inconsistencies in financial submissions.

✔ Confirm business legitimacy through entity verification and basic fraud checks.

2.       Full Underwriting

✔ Analyze business expenses, legal compliance, and online presence.

✔ Review historical bank statements and repayment trends.

✔ Assess revenue concentration, seasonality, and debt obligations.

✔ Supplement automated scoring with underwriter review.

✔ Price transactions according to internal risk models and repayment capacity.

3.       Approval

✔ Transactions are escalated based on size and risk profile:

✔ Up to $35,000: approved by senior underwriters.

✔ $35,000 – $100,000: requires underwriting committee approval.✔ Above $100,000: reviewed by the CFO and requires final approval from the CEO.

✔ Decisions incorporate both model outputs and manual judgment.

4.       Final Verification and Funding

✔ Conduct background checks for legal and financial risks.

✔ Re-verify revenue consistency using most recent bank data.

✔ Confirm terms with a recorded verification call.

✔ Wire transfers are executed by the CFO or Credit Controller, subject to executive authorization.

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Efficiency and Risk Considerations

Our process is designed to be more efficient than traditional bank lending, generally allowing approvals and funding within 24–72 hours versus weeks for banks. Efficiency is achieved through automated data aggregation, AI-driven anomaly detection, and human oversight.

We depend on third-party providers for certain inputs, such as bank-statement verification, credit bureau data, and fraud detection. Disruptions in these services could affect our ability to process applications efficiently, as described in our risk factors.

Over time, we believe that this disciplined, technology-enhanced underwriting process has contributed to portfolio performance consistent with our selective funding standards, supporting stable cash flows and risk-adjusted returns.

Real Estate Overview

Our Real Estate Division, launched in 2025, focuses on acquiring and managing income-producing properties that complement our private credit platform. We target residential, mixed-use, and commercial assets in strategic U.S. markets that provide stable cash flows and have the potential for long-term value appreciation.

The division emphasizes stabilized, cash-flowing properties that diversify revenue streams and strengthen the Company’s overall asset base with tangible collateral. By anchoring the balance sheet in real estate, we enhance institutional creditworthiness, improve access to competitively priced financing, and support capital efficiency. These investments are conducted through wholly owned subsidiaries dedicated to property acquisition and management, with the objective of broadening our revenue base and supporting sustainable long-term growth.

Strategic Role of the Real Estate Division

The Real Estate Division plays a complementary role to our MCA and broader private credit operations. Tangible, income-generating real estate assets enhance the depth and quality of our balance sheet, which broadens the collateral base available for institutional financing arrangements and supports access to lower-cost capital. This stronger asset position improves lender confidence and provides flexibility in structuring credit facilities, ultimately enhancing net yields across our MCA originations and related credit activities.

In addition, recurring income from rental streams and condominium sales provides supplemental cash flow that offsets variability inherent in the MCA portfolio. Over time, appreciation in property values may further enhance shareholder value through refinancing or selective asset sales, though the division’s primary role is to improve capital efficiency and financial resilience rather than to serve as a direct source of short-term liquidity.

By combining the steady, asset-backed stability of real estate with the faster turnover and scalability of private credit, the Company aims to create a balanced model that enhances credit quality, reduces overall cost of capital, and supports sustainable growth across both business segments.

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Target Acquisition Strategy

Our real estate division is focused on acquiring well-located, income-producing properties at attractive entry prices relative to replacement cost or market comparables. We target assets in the US that have strong underlying fundamentals and sustained tenant demand, seeking opportunities where operational, leasing, or capital structure enhancements can drive value creation. Our acquisition approach is disciplined and data-driven, evaluating both current income potential and future upside through repositioning or improved capital deployment.

Acquisitions are guided by defined financial criteria. We generally target properties expected to deliver internal rates of return (IRR) and capitalization rate spreads that are accretive to our weighted average cost of capital (WACC). We also consider loan-to-value (LTV) thresholds, projected funds from operations (FFO) contribution, and the stability of expected cash flows in assessing each opportunity. This framework provides consistency in evaluating potential transactions and ensures that capital is allocated with the objective of balancing risk, return, and liquidity.

Value creation is achieved through two primary models:

•          Rental Model: We focus on maintaining high occupancy levels, capturing market rent growth, controlling operating expenses, and implementing targeted capital improvements to enhance tenant experience and asset performance.

•          Condominium Model: Where applicable, we seek to optimize unit pricing, manage sales velocity, and implement focused marketing campaigns to maximize sales proceeds. While condominium projects may involve higher development and redevelopment costs relative to stabilized rental assets, we evaluate them within a disciplined financial framework that considers expected absorption rates, pricing sensitivity, and project-level return thresholds. Our intent is to maintain a balanced mix, with stabilized rental assets representing the core of the portfolio and condominium projects pursued selectively where market demand and projected returns justify the added risk. In condominium transactions, we also assess occupancy and absorption targets as key performance indicators to ensure that projected timelines and sales velocity align with overall capital allocation discipline.

Exit Strategies

We evaluate multiple exit strategies for each asset at the time of acquisition and throughout the hold period, with the objective of maximizing total return and maintaining flexibility in capital deployment. Our primary strategy is a long-term hold, whereby properties are retained to generate recurring rental income and potential capital appreciation. This approach supports predictable cash flows and strengthens the balance sheet, which in turn improves the Company’s overall capital efficiency and weighted average cost of capital (WACC).

Where market conditions, interest rate environments, or asset performance create favorable opportunities, we may pursue a sale, refinancing, or recapitalization to optimize return on invested capital (ROIC). These decisions are guided by disciplined financial criteria, including expected yields, debt costs, and projected cash-on-cash returns, rather than reliance on asset sales for short-term liquidity. Potential strategies may include selling an asset outright, entering into a joint venture with new capital partners, or refinancing to unlock equity while retaining ownership.

For condominium projects, we may implement a phased sell-down strategy to optimize pricing and absorption rates while managing supply risk. Select units may be retained within the rental portfolio to generate ongoing income and preserve long-term optionality. Across all property types, our exit planning is structured to align with long-term capital allocation discipline, balancing current income generation with capital recycling into higher-yielding opportunities.

Leasing & Sales

We employ a disciplined, market-responsive approach to both leasing and sales activities, designed to optimize occupancy, rental yields, and asset value across its portfolio. For rental assets, lease structures may include fixed-term agreements, percentage-based leases tied to tenant sales performance, or hybrid models that combine base rent with variable components. Renewal options are strategically incorporated to enhance tenant retention, minimize downtime, and maintain consistent revenue streams. Lease terms are negotiated to align with market demand, asset positioning, and long-term strategic objectives, while protecting downside risk through creditworthy tenant selection and appropriate security provisions.

For assets operated under a condominium sales model, we implement a phased release strategy to manage market absorption and achieve optimal pricing. Units are brought to market in stages, allowing us to respond dynamically to buyer demand, interest rate conditions, and competitive supply. This approach is supported by targeted marketing campaigns, pre-sale strategies, and selective retention of certain units for ongoing rental income or future disposition. By maintaining flexibility in leasing and sales strategies, we seek to balance predictable cash flows with opportunities for potential capital appreciation and value realization.

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Property Management

Our property management practices are designed to preserve and enhance asset value while ensuring the operational integrity of our real estate portfolio. Currently, properties are managed by experienced third-party firms engaged under agreements that include defined performance benchmarks addressing occupancy levels, tenant retention, service quality, and cost efficiency.

Management activities focus on timely and responsive tenant service, preventative maintenance programs to extend the useful life of building systems and improvements, and disciplined control of operating expenses. Performance is monitored on an ongoing basis, with operational adjustments implemented as necessary to maintain market competitiveness, mitigate vacancy risk, and support stable long-term income generation.

Performance Monitoring

We employ a structured, data-driven approach to monitoring the performance of our real estate assets to ensure they meet targeted financial and operational benchmarks. Key performance indicators include occupancy levels, net operating income (NOI), lease expiration schedules, rent collection trends, and, for condominium projects, sales velocity and absorption rates. These metrics are reviewed regularly at both the property and portfolio levels, enabling management to identify trends, risks, and opportunities in real time.

Insights derived from this monitoring process inform tactical and strategic decisions, including adjustments to marketing campaigns, leasing incentives, and tenant mix optimization. In addition, capital expenditure priorities are continuously reassessed to ensure that property improvements deliver measurable returns and align with evolving market conditions. This active management framework is intended to maintain asset competitiveness, maximize revenue, and preserve long-term value.

1818 Park

Overview

On July 11, 2025, we entered into multi-entity member interest purchase agreements to acquire 1818 Park, a 281,493-square-foot mixed-use property located in Hollywood, Florida. The asset comprises approximately 237,173 square feet of residential space, 19,737 square feet of commercial space, 16,800 square feet of parking facilities, 5,171 square feet of office space, and 2,612 square feet of storage. The residential component includes 273 rental units in a mix of studios, one-bedroom, two-bedroom, and three-bedroom layouts, of which two are penthouse residences, the largest of which spans 2,319 square feet. The commercial component features a diversified tenant mix including a national bank branch, a hair salon, multiple food and beverage operators, and a 12,000-square-foot food hall. The office component includes one 4,113-square-foot office currently under development and nearing completion. As of August 1, 2025, occupancy was approximately 93%, supported by an established tenant base.

The acquisition of 1818 Park aligns closely with our real estate division’s acquisition criteria. The property was secured at a favorable price relative to replacement cost and market comparables, in a location (Young Circle) characterized by strong population growth, robust tenant demand, and ongoing economic investment. The asset’s diversified mix of residential, commercial, and food hall space provides multiple income streams and diversification benefits that reduce reliance on any single segment.

Operationally, we intend to pursue initiatives aimed at enhancing occupancy, optimizing lease terms, and implementing targeted capital improvements to support rental growth and tenant retention. In addition, we are evaluating potential refinancing options with respect to the existing Blackstone senior mortgage loan. Any such refinancing, if achieved, may reduce the interest burden and improve the relationship between operating cash flows and debt service requirements. There can be no assurance, however, that such refinancing will be completed on favorable terms, or at all. These initiatives, together with the property’s established tenant base and location within a growth corridor, are expected to strengthen the property’s long-term positioning, while also addressing current cash flow challenges.

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Purchase Price and Consideration

On July 11, 2025, we completed the acquisition of the 1818 Park property in Hollywood, Florida through a multi-entity transaction structured as follows:

•	Block 40 Managers, LLC – Acquired 100% of the membership interests in the property management company responsible for day-to-day operations, tenant services, and facility oversight.
•	Block 40 Investment Holdings, LLC – Acquired 100% of the membership interests in the investment holding entity, which owns certain contractual rights and interests related to 1818 Park.
•	Block 40, LLC – Acquired 100% of the membership interests in the investment holding entity, which holds all assets and certain liabilities of the primary property-owning entity, including the real estate, fixtures, and contracts, as well as the existing Blackstone secured mortgage debt and other obligations.

The total purchase price was $190 million, structured entirely as a stock-for-liabilities transaction. Consideration consisted of the issuance of shares of our common stock to the sellers and the assumption of certain indebtedness and other liabilities.

Issuing equity rather than using cash or additional debt preserved liquidity for our private credit operations and avoided incremental leverage that could restrict future financing flexibility. The structure strengthened our balance sheet by adding a substantial income-generating real estate asset, which enhances the Company’s overall capital efficiency, broadens the collateral base considered by institutional lenders, and supports access to more competitively priced financing. By making the seller a shareholder, the transaction further aligns their interests with the Company’s long-term performance and value creation, reinforcing management’s focus on sustainable growth and shareholder returns.

This multi-entity structure ensured continuity of operations, preserved key contractual rights, and facilitated a seamless transition for tenants, positioning the asset for operational stability and long-term value creation.

Acquisition and Financing Structure

The acquisition of 1818 Park was completed through the purchase of all of the membership interests of Block 40, LLC, the entity that owns the property and its related liabilities. As a result, the Company acquired indirect ownership of the real estate asset together with the obligations tied to it. As part of this transaction, the Company assumed a senior secured mortgage loan originally in the principal amount of $84.0 million. Following scheduled principal repayments in the weeks after closing, the outstanding loan balance will be reduced to approximately $73.6 million by Q3 2025.

On June 1, 2022, Block 40 Property, LLC entered into a senior secured mortgage loan in the original principal amount of $84.0 million with Deutsche Bank, maturing on June 1, 2025. On June 1, 2025, Blackstone, as the new holder of the loan, extended the maturity date by one month. On July 1, 2025, Blackstone further extended the maturity date to June 1, 2026. In connection with the June and July 2025 extensions, the interest rate increased from Term SOFR plus 2.75% to Term SOFR plus 3.00%, and the existing interest rate cap agreement remains in effect. As part of the extension agreements, the borrower was also required to make scheduled principal curtailments, which reduce the outstanding loan balance in line with agreed amortization milestones, to approximately $73.6 million.

The loan is secured by a first-priority mortgage lien on the property, an assignment of leases and rents, and certain reserve and cash accounts, and is generally non-recourse subject to customary carve-outs.

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Key Loan Features

•	Borrower: Block 40 Property, LLC (entity that owns the property and subsidiary of Block 40, LLC)
•	Original Loan Amount: $84.0 million
•	Current Balance (post-closing repayments): Approximately $73.6 million (expected by Q3 2025)
•	Lender / Agent: Blackstone (successor to Deutsche Bank AG, New York Branch)
•	Interest Rate: Term SOFR + 3.00% per annum (floating)
•	Interest Rate Protection: Interest rate cap agreement in place to mitigate rate risk
•	Maturity Date: June 1, 2026
•	Collateral: First priority mortgage lien on 1818 Park, assignment of leases and rents, security interest in reserve/cash management accounts, and collateral assignment of the interest rate cap
•	Recourse: Non-recourse except for customary carve-outs (fraud, misappropriation, certain covenant breaches)
•	Guaranty of Carry Costs: Personal guaranties from prior owners covering debt service shortfalls, taxes, insurance, and essential operating expenses

EB-5 Investor Exchange Offer

As part of the July 11, 2025 acquisition of the Block 40 Entities and Hollywood Circle Capital, LLC, we assumed the obligations associated with EB-5 investors in Block 40, LLC. These investors held preferred membership interests with accumulating preferred return features that, absent conversion or repurchase, would have continued indefinitely. The total EB-5 preferred membership interests were included in the $190 million purchase price allocation for the transaction.

Following the acquisition on August 28, 2025, we initiated an offer to these EB-5 investors to exchange their preferred membership interests for shares of our common stock. The objective of this exchange is to reduce the long-term accrual burden associated with the EB-5 preferred return structure, simplify the capital structure, and align the interests of these legacy investors with those of our common stockholders. These obligations are specific to the 1818 Park real estate transaction and are structurally distinct from the Company’s other preferred return arrangements in its private credit business.

Tenant Base

The property generates rental income from both residential and commercial tenants, with residential units comprising the majority of leased space and retail, dining, office, and co-working uses contributing additional revenue. The residential portion consists of multiple unit types, with leases generally structured as fixed-term agreements that include renewal options and periodic rent escalations, and occupancy has remained consistently high across a diversified tenant base. The commercial component includes retail, dining, service, and food hall tenants operating under fixed-rent, percentage-of-sales, and hybrid lease structures, with agreements typically providing base rent, renewal rights, and customary landlord protections, while office and co-working areas are also available for lease to professional tenants and are expected to further contribute to revenue diversification as leasing progresses. No individual tenant represents a material portion of the property’s total rental revenue, and the tenant base is diversified across residential and commercial categories, reducing concentration risk and limiting reliance on any single tenant or use type.

Strategic Integration with Private Credit Operations

The inclusion of 1818 Park in our real estate portfolio strengthens our balance sheet by adding a sizable income-producing asset that generates recurring cash flows. While the property is subject to a first-priority mortgage, both its operating performance and equity value may be considered by institutional lenders in evaluating our credit profile, which could enhance our ability to obtain or negotiate credit facilities at more favorable terms.

The property’s tenant base is diversified across residential and commercial leases. Longer-term commercial leases provide a stable source of revenue, while the recurring turnover and renewal cycle of residential units creates opportunities to adjust pricing in line with prevailing market conditions. This diversification reduces reliance on any single tenant category and mitigates cash flow volatility.

By integrating income-generating real estate into our capital structure, we aim to improve overall capital efficiency by anchoring our balance sheet with tangible assets, providing supplemental cash flows to offset variability in merchant cash advance performance, and supporting access to competitively priced debt financing. This complementary structure aligns with our broader strategy of balancing the higher-velocity nature of private credit activities with the stability and asset backing provided by long-term real estate holdings.

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Revenue Model and Distribution by Offering

We generate revenue through two primary business lines: (i) merchant cash advances and related financing solutions for small and medium-sized businesses, and (ii) real estate activities, including the sale of condominium units and the leasing of residential and commercial spaces. For each of these offerings, our revenue model is defined by the contractual terms of our agreements, and our ability to reach customers and counterparties is supported by a mix of direct marketing, referral networks, broker relationships, and strategic partnerships. The following provides a detailed description of how we generate revenue, the types of agreements that govern these activities, our distribution methods, and the degree of customer concentration associated with each line of business.

Merchant Cash Advances (MCAs)

•          Revenue Model: We generate revenue from MCAs primarily through factor rates applied to the purchase of future receipts. These receipts are remitted by merchants via daily or weekly automated debits until the purchased amount is satisfied.

•          Related Agreements: Each MCA is documented by a standardized purchase and sale agreement, which sets forth the advance amount, purchased receipts amount, remittance schedule, and factor rate. In syndicated MCA transactions, we act as servicer under syndication agreements, earning servicing fees, retained participations, and profit allocations. Syndication agreements generally provide that we manage collections and distribute remittances, with servicing compensation paid on a priority basis.

•          Distribution: Applications are sourced through direct marketing, referrals, industry partnerships, and independent sales organizations (ISOs). ISOs submit merchant applications under broker agreements, which typically provide for referral compensation based on funded amounts.

•          Customer Dependence: Our MCA activities are diversified across a large number of small and medium-sized businesses. We are not dependent on any single merchant or a small group of merchants, and no individual customer accounts for a material portion of our MCA revenues.

Real Estate Activities

•         Revenue Model: Our real estate strategy contemplates generating revenue from both (i) recurring rental income from residential and commercial leases and (ii) the marketing and sale of condominium units. At present, our revenues are derived exclusively from rental income, which is generated under tenant lease agreements providing for monthly rental payments, security deposits, and customary landlord protections. While the marketing and sale of condominium units remain part of our long-term strategy, no condominium sales have been completed to date, and no revenue has been recognized from condominium transactions.

•         Related Agreements: Leasing revenue is governed by lease agreements that specify rental rates, term lengths, renewal options, and maintenance obligations. In the future, condominium sales will be documented through purchase and sale agreements that define purchase price, deposit requirements, and closing conditions.

•         Distribution: We market rental opportunities through broker networks, digital and traditional advertising campaigns, referral programs, and on-site promotional activities directed at potential tenants. In anticipation of future condominium sales, we also maintain marketing infrastructure that can be extended to prospective buyers. In certain cases, we establish relationships with co-investors and developers through joint ventures or co-investment agreements to support property development and positioning.

•         Customer Dependence: While real estate revenues are inherently more concentrated by project than our MCA activities, we maintain a diversified base of tenants across properties, which reduces reliance on any single tenant. We are not dependent on any single tenant, buyer, or co-investor for our real estate activities.

Distribution

Our financing solutions are marketed and distributed through both direct channels and independent sales organizations (ISOs). A significant percentage of our MCA deal flow is sourced through ISOs, who submit merchant applications to us under broker agreements. We also acquire customers directly through online marketing, referrals, and industry partnerships. We are not dependent on any single customer or a small group of customers for our financing or real estate activities. Our customer base is diversified across a wide range of merchants, developers, and investment partners, which reduces concentration risk and limits dependence on any individual relationship

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Our real estate activities currently generate revenue solely from the leasing of residential and commercial spaces within our projects. Leasing revenue is supported by marketing efforts directed at potential tenants, which may include broker networks, digital and traditional advertising, referral programs, and on-site promotional campaigns. While our long-term real estate strategy also contemplates revenue from the marketing and sale of condominium units, no such sales have yet occurred. Compared to our MCA distribution network, real estate revenues are more concentrated by project, but we maintain a diversified base of tenants across properties, which reduces reliance on any single party.

Listing on the Nasdaq Capital Market

Our common stock is currently quoted on the OTC Pink Market. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market ("Nasdaq"). If our listing application is approved, we expect to list our common stock on Nasdaq upon consummation of the offering, at which point our common stock will cease to be traded on the OTC Pink Market. No assurance can be given that our listing application will be approved. This offering will occur only if Nasdaq approves the listing of our common stock. Nasdaq listing requirements include, among other things, a stock price threshold. As a result, prior to effectiveness, we will need to take the necessary steps to meet Nasdaq listing requirements, including but not limited to a reverse split of our outstanding common stock (as further discussed below). If Nasdaq does not approve the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on Nasdaq.

Implications of Being a Controlled Company

If listed on Nasdaq, we would be a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) because Vincent Napolitano, Shaun Quin, and Glen Steward (the “Founders”), through a voting agreement governing 10,000,000 shares of Series B Preferred Stock, each with 50 votes per share, collectively control approximately 87% of the voting power of our company.

Upon completion of this Offering, our Founders will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•   the requirement that a majority of the board of directors consisting of independent directors;

•   the requirement that a listed company having a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•   the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•   the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee;

On the other hand, a controlled company must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Name Change

On August 7, 2025, the Board of Directors and a majority of shareholders of the Company approved a change in the name of the Company from Favo Capital Inc. to Stewards, Inc. The Company has submitted an application with FINRA for a market effective date for the name change, as well as a change in symbol.

Reverse Stock Split

On August 7, 2025, our board and a majority of our shareholders approved a reverse stock split within the range of 1-for-2 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

Summary Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described in the “Risk Factors” section beginning on page 31  before deciding to invest in our securities. If any of these risks actually occur, our business, financial condition and/or results of operations would likely be materially adversely affected. In each case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

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Risks Related to Our Financial Condition

•	We have a history of losses, and we may be unable to achieve profitability.

•	There is no guarantee that cash flow from operations and/or debt and equity financings will provide sufficient capital to meet our expansion goals, working capital needs or fund our operations.

•	We have substantial debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under outstanding indebtedness.

•	Because we have a limited operating history, you may not be able to accurately evaluate our operations.

•	As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

Risks Related to Our Private Credit Business and Industry

•         Our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.

•         We are subject to risks relating to the availability of capital to fund SMB customers, the ability of our customers to generate sales to remit receipts, general macroeconomic conditions, legal and regulatory risks and the risk of fraud.

•         Merchant cash advance businesses have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions.

•         If merchants provide information to us that is incorrect or fraudulent, we may misjudge a merchant’s qualification to receive a cash advance and as a result, their operating results as well as ours may be harmed.

•         An increase in customer defaults rates may reduce overall profitability.

•         Allowance for losses is determined based upon both objective and subjective factors and may not be adequate to absorb losses. Merchants may fail to deliver cash advanced income in full.

•         Investors have risks from inflation and from deflation.

•         Merchant cash advance businesses may be unable to collect cash advance income on the cash advances made to customers.

•         We may not be able to successfully implement our growth strategy on a timely basis or at all.

•         The merchant cash advance industry is not currently pervasively regulated, however, future regulations or in the way future regulations are applied to the merchant cash advance industry could adversely affect our business.

•         Determination by a legislative or judicial body that a cash advance is a loan, rather than a purchase of future receipts, will adversely affect the merchant cash advance business and Company's business.

•         Many of our specialty finance investment transactions involve borrowers about which little, if any, information is publicly available, which may impair our ability to identify borrowers able to repay our advances and adversely affect the price of our publicly traded securities.

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•         Failure to continue to innovate and respond to evolving technological changes may reduce demand for cash advances.

•         Due diligence in merchant cash advance transactions is not as stringent as that of traditional loans, which presents a greater risk of fraud and inaccurate valuations.

•         Our growth strategy involves building on our success in financial solutions, which may present risks and challenges that we have not yet experienced.

•         The markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors.

•         The impact of worldwide economic conditions such as inflation and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.

•         Our business could be harmed if we fail to manage our growth effectively and efficiently.

•         Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed.

•         Our growth depends in part on the success of our strategic relationships with third parties.

•         Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

•         System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

•         Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.

•         We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization or is perceived to be compromised or accessed without authorization, our reputation may be harmed, and we may be exposed to liability and loss of business.

•         Significant increases in the cost or decreases in the availability of the insurance we maintain could adversely impact our financial condition.

•         Because we are a “Smaller Reporting Company,” we may take advantage of certain scaled disclosures available to us, resulting in holders of our securities receiving less company information than they would receive from a public company that is not a Smaller Reporting Company.

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•         Our reliance on syndication partners and contractual arrangements for funding MCAs exposes us to risks if such partners reduce participation, fail to perform, or terminate agreements

•         Our dependence on ISOs and other third-party distribution partners for a significant portion of originations subjects us to risks relating to partner performance, regulatory compliance, customer quality, and potential concentration of deal flow.

•            Our use of AI, machine learning, and automated tools, together with reliance on third-party data providers, exposes us to risks involving accuracy, operational continuity, data security, and regulatory scrutiny, any of which could materially affect our ability to underwrite, detect fraud, and manage credit risk.

•            Our debt financing arrangement with Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund) increases our fixed debt obligations and may result in shareholder dilution upon the future exercise of associated warrants.

Risks Related to Our Real Estate Business and Industry

•         Because we have limited operating history in real estate relative to more established participants, we may face challenges in executing and scaling our strategy, which could materially and adversely affect our results.

•         Because repositioning, redevelopment, or execution of our real estate investment strategy may involve construction risk, leasing challenges, regulatory delays, or cost overruns, we may not achieve anticipated returns, and our results of operations and financial condition could be materially and adversely affected.

•         Because the value of our properties securing mortgage loans may decline due to market conditions, operational performance, or other factors, the collateral may not be sufficient to repay the indebtedness in the event of a foreclosure or forced sale, which could materially and adversely affect our financial condition and results of operations.

•         Because our ability to grow our real estate portfolio depends on sourcing and successfully closing attractive acquisitions on favorable terms, any inability to identify, negotiate, or complete acquisitions in a timely manner, or at expected values, could adversely affect our growth strategy and financial results.

•         Because our real estate portfolio is concentrated in select geographic markets, our operating results are subject to local economic conditions, regulatory environments, and real estate market trends in those areas, and adverse developments in these markets could disproportionately affect our performance and financial results.

•         We face competition from established real estate owners, operators, and developers with greater resources, market presence, and operating experience, which may limit our ability to source acquisitions, attract tenants, achieve favorable lease terms, or realize our business objectives.

•         The valuation of our real estate assets is inherently uncertain and may not accurately reflect the prices we could realize upon sale or refinancing, which could result in material differences between reported values and actual transaction outcomes.

•         Market rents and real estate sales prices are subject to fluctuations driven by local supply and demand dynamics, interest rate environments, capital market conditions, and broader economic cycles, and such volatility could materially impact our rental income, asset valuations, and the proceeds we realize upon a sale or refinancing.

•         Our real estate revenues depend on our ability to successfully attract condominium buyers and tenants through broker networks, advertising campaigns, referrals, and promotional efforts, and any failure or increased cost in executing these strategies could materially impact sales velocity, occupancy rates, and pricing power.

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Risks Related to 1818 Park

•         Our high leverage, upcoming loan maturity, and dependence on refinancing expose us to significant risks, including increased sensitivity to property performance and interest rates, and the possibility that we may be unable to refinance on acceptable terms or may be forced to sell the property under adverse conditions.

•         Our exposure to floating interest rates increases our sensitivity to changes in market rates, and rising interest rates could significantly increase our debt service costs, reduce cash flow, and adversely affect our financial condition.

•         Our ability to generate rental income depends on maintaining high occupancy levels and stable tenant performance, and any decline in occupancy, increased lease turnover, or tenant defaults could reduce cash flows and adversely affect our financial condition.

•         A significant portion of our rental income is derived from a limited number of tenants, and if these tenants experience financial difficulties, default on their leases, or choose not to renew, our revenues could be materially and adversely affected.

•         Our financial performance is heavily influenced by local market conditions and broader economic trends, and adverse changes in employment levels, consumer demand, interest rates, or the supply of competitive properties could materially and adversely affect occupancy rates, rental income, and property values.

•         We may require additional capital to support operations, fund improvements, or meet debt service obligations, and if we are unable to generate sufficient cash flow from the property or access financing on favorable terms, our liquidity could be constrained, forcing us to defer capital projects, seek dilutive equity, or dispose of assets under unfavorable conditions.

•         Our ownership and operation of 1818 Park exposes us to property-specific risks, including physical condition issues, unanticipated capital expenditures, changes in local market demand, competition from nearby properties, and compliance with zoning, building, and environmental regulations, any of which could increase costs, reduce occupancy, or adversely affect the value and cash flow of the property.

•         Integration of 1818 Park into our broader company operations may present challenges, including aligning property management systems, financial reporting, compliance controls, and strategic priorities, which could increase costs, divert management attention, or limit our ability to realize expected synergies.

•         Our acquisition of 1818 Park through a stock-for-liabilities transaction and the subsequent exchange of EB-5 investor interests for equity expose us to risks related to leverage, dilution, regulatory oversight, and investor relations.

Risks Related to Acquisitions

•	We have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

•	Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

•	We may consider potential business or asset acquisitions in different industries, and stockholders may have no basis at this time to ascertain the merits or risks of any business or asset that we may ultimately operate or acquire.

•	Resources will be expended in researching potential acquisitions and investments that might not be consummated.

•	Subsequent to an acquisition or business combination, we may be required to take write-downs or write-offs, incur restructuring costs, and incur impairment or other charges that could have a significant negative effect on our financial condition, results of operations, and share price, which could cause stockholders to lose some or all of their investments.

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Risks Related to Our Management and Control Persons

•         We rely heavily on our management, and the loss of their services could adversely affect our business.

•         Our status as a controlled company and the concentration of voting power among our Founders could limit your ability to influence corporate matters..

•         If we are unable to attract and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

•         Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

•         Our officers and directors have limited experience managing a public company.

Risks Related to Legal Uncertainty

•         Claims made against us from time to time can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

•         We may be classified as an inadvertent investment company if we acquire investment securities in excess of 40% of our total assets.

•         We may be subject to tax and regulatory audits which could subject us to liabilities.

•         Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

•         Nevada law and certain anti-takeover provisions of our corporate documents could entrench our management or delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.

•         If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

•         Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•         Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in our financial statements.

•         There may be deficiencies with our internal controls that require that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

•         We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

•         We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

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Risks Related to Our Securities

•	We have the right to issue additional common stock and preferred stock without the consent of our stockholders, which would have the effect of diluting investors’ ownership and could decrease the value of their investment.

•	Our Series A Preferred Stock, and all of our existing and future indebtedness rank senior to our common stock in the event of a liquidation, winding up or dissolution of our business.

•	We do not expect to pay dividends on our common stock in the foreseeable future. Any return on investment may be limited to the value of our common stock.

Risks Related to the Market for our Stock

•	If a market for our common stock does not develop, shareholders may be unable to sell their shares.

•	The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

•	Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

•	We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

•	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

•	FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

•	We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

•	We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

Risks Relating to this Offering and our Reverse Stock-Split

•         The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

•         The purchase price of our common stock in the resale offering could be higher or lower than the primary offering.

•         Investors in this offering will experience immediate and substantial dilution in net tangible book value.

•         Participation in this offering by certain of our directors and their affiliates would reduce the available public float for our shares.

•         Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

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•         Even if the reverse stock split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the Nasdaq Capital Market.

•         Even if the reverse stock split increases the market price of our common stock and we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a de-listing of our common stock.

•         The reverse stock split may decrease the liquidity of the shares of our common stock.

•         Following the reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

•         There is no assurance that once listed on the Nasdaq Capital Market we will not continue to experience volatility in our share price.

•         The number of shares being registered for resale with this offering is significant in relation to our outstanding shares.

Corporate History

We were incorporated on July 12, 1999, in the State of Nevada under the name “Beeston Enterprises Ltd.” Since the middle of 2006 to 2014, the Company has been in the exploration stage, primarily engaged in the acquisition, exploration, and development of mining properties.

On October 4, 2018, the District Court of Nevada appointed Custodian Ventures, LLC as custodian for Beeston Enterprises Ltd., proper notice having been given to the officers and directors of Beeston Enterprises Ltd. There was no opposition. The custodianship was granted by the court because the prior officers and directors of Beeston Enterprises Ltd. had abandoned its business and had failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets in accordance with Chapter 78 of the Nevada Revised Statutes.

On October 12, 2018, we filed a certificate of reinstatement with the state of Nevada, and appointed David Lazar as President, Secretary, Treasurer and Director.

On March 5, 2003, we filed an SB-2 registration statement. On October 29, 2018, we filed a Form 15 with the Securities and Exchange Commission to suspend the Company’s Section 15(d) reporting obligations under the Exchange Act.

On December 12, 2018, Custodian Ventures, LLC sold (i) the 25,000,000 shares of Series C Preferred Stock to Vincent Napolitano, (ii) 5,000,000 shares of common stock to Liro Holdings, LLC, and (iii) 468,350,000 shares of common stock to Favo Group, LLC for an aggregate purchase price of $175,000. At this point there was a change of control of our company and David Lazar resigned as President, Secretary, Treasurer and Director and Vincent Napolitano was appointed as President, Secretary, Treasurer and Director.

On December 26, 2018, we changed our name to Favo Realty, Inc. and we received a market effective from FINRA on January 9, 2019. At the time, we were a real estate investment company, intending to invest in a diversified portfolio of quality commercial real estate properties and other real estate investments located throughout the United States and Puerto Rico.

On January 9, 2019, we received a market effective date from FINRA for a 1-for-50 reverse stock split on our common stock outstanding, as well as a change in symbol to “FAVO.”

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On April 6, 2019, we acquired RLT Atwood, a cryptocurrency mining operation listed on Merj Exchange (Seychelles Stock Exchange) with its mining operations in Sweden and created FAVO Blockchain Inc.

On January 31, 2020, we entered into a stock purchase agreement with Basebay, LLC. Pursuant to the agreement, we sold Favo Blockchain Inc., our wholly owned subsidiary, to Basebay, LLC. With this transaction, we no longer operate in the crypto-currency industry.

On September 2, 2020, we changed our name from Favo Realty, Inc. to Favo Capital, Inc., which is the point at which our business changed from a real estate investment company, to a private credit company providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States.

On May 31, 2023, we entered into an acquisition and financing agreement between the principals of FAVO Group and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. These consolidation entities with Favo Capital, Inc. are referred to herein as the “Favo Group of Companies.” Stewards Investment Capital Limited will also serve on the advisory board for a 3 year term and for these services they will receive 15,000,000 shares of the Company’s common stock.

Business activities of the entities acquired through common control is as follows:

▪  Favo Group LLC- Acted as the management company and tasked with ensuring smooth operations across all entities.

▪  Favo Funding LLC- Direct Merchant Cash Advance Funder.

▪  FAVO Capital Inc syndicated deals with FAVO Funding LLC.

▪  Honeycomb Sub Fund LLC- Syndication company that syndicates on deals with other third-party funders.

▪  Fore Funding LLC- The sales office for FAVO Funding LLC and also acts as broker for other third-party funders.

▪  Favo Funding CA LLC- Direct Merchant Cash Advance Funder for businesses in California state, no activity for the periods presented.

▪  Fore Funding CA LLC- Sales office for business in California state, no activity for the periods presented.

▪  Favo Group Human Resources LLC- Payroll processing for Favo Capital Inc.

As consideration for the acquisition, the Company will pay $14,200,000 in cash, Senior Secured Notes and equity to an entity (FAVO Holdings LLC) owned by the previous members, namely Shaun Quin and Vincent Napolitano.

The Company raised the financing for this transaction by selling 18 million shares of its Series A Preferred Stock at $0.25 for total of $4,500,000. $4,500,000 in cash has been paid to the principals of FAVO Group for the transfer of their membership. $2,500,000 of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

The Company currently has an outstanding debt note from its acquisition of the FAVO Group of Companies, dated June 1, 2023, in the aggregate principal face value amount of $4,700,000, which requires payments of $1,500,000 on May 31, 2024, which has been made, $1,600,000 due on May 31, 2025 which has been paid, and the final payment due on May 31, 2026, for $1,600,000. The interest rate per annum is variable on the three payments of 6%, 3% and 1%, respectively.

On June 7, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 25,000,000 shares to 50,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

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On November 27, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 50,000,000 shares to 100,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 29, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series C Preferred Stock to decrease our authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 29, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series A Preferred Stock to increase our authorized shares of Series A preferred shares from 20,000,000 shares up to 81,250,000 shares.

On January 2, 2024, the Company completed the acquisition of the proprietary software platform and call center operations of LendTech CRM Solutions LLC, Believe PMF EIRL, and DBOSS Funding, LLC (collectively, the “Simplified Acquisition”). We refer to this transaction as the “Simplified Acquisition” because it involved the purchase of a group of affiliated businesses and assets (together, the “Simplified Companies”) through a single coordinated transaction structure, rather than separate acquisitions of each entity. The total consideration for the Simplified Acquisition was approximately $2,167,996, consisting of 1,000,000 shares of the Company’s restricted common stock issued at closing, an additional 2,000,000 shares to be issued on each of the first and second anniversaries of the closing date, $400,000 in cash, and $692,469 in deferred commission measured at fair value. Of this total, approximately $1,650,000 represented the consideration paid specifically for the proprietary software platform and call center operations. Based upon the timing of the Simplified Acquisition, the Company’s consolidated financial statements for the year ended December 31, 2024 reflect the results of Favo Capital for the portion of the period after the completion of the Simplified Acquisition. The Company’s consolidated financial statements for the year ended December 31, 2023 do not reflect the results of the Simplified Companies.

The Simplified Companies are engaged in the business of using proprietary software and call centers in the Dominican Republic and Florida to offer secured and unsecured financial products and services to clients with funders across the United States. The business generates revenue primarily from commissions earned from funders.

The primary reason for the business combination was to grow our direct funding business and improve overall margins by leveraging the synergies between the Company and the Simplified Companies.

In connection with our operations, we entered into a Business Commission Agreement dated December 21, 2023, with Robinpaws, LLC, a Florida limited liability company solely owned by Robin Nadeau-Camus. The agreement was a condition of a larger asset purchase transaction and provides for a four-year term. Under the original agreement, Robinpaws agreed to refer new business clients to Favo Capital in exchange for a combination of fixed annual compensation and commissions.

On January 24, 2025, the agreement was amended to significantly modify the compensation structure, particularly for renewals and lender bonuses. The amendment introduced a new two-tiered structure for renewals, whereby a 50% commission is paid only if the renewal falls within specific qualifying categories, such as renewals with the same lender paying off an existing position, LOC or equipment financing arrangements, collateral-based programs, or one-position payoffs. Renewals not meeting these criteria are treated as “new business” and paid at the tiered new business commission rates of 0.75% or 1.25%. The amendment also reduced the commission on lender bonuses and professional service fees from 50% to 30%. All other material terms of the original agreement remained in effect.

During the year ended December 31, 2023, the agreement generated no commission expense. For the year ended December 31, 2024, the agreement generated approximately $489,557 in commission expense. For the six months ended June 30, 2025, the agreement generated approximately $312,616 in commission expense.

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On February 15, 2024, the Company filed with the Secretary of State of the State of Nevada Amended and Restated Articles of Incorporation.

On May 8, 2025, the Company signed subscription agreements with Stewards International Funds PCC to purchase 32,000,000 shares of Series A preferred shares for a total investment of $8,000,000.

On May 9, 2025, Vincent Napolitano, our officer, director and majority shareholder of the Company issued a notice of conversion to our company to convert 18,750,000 shares of his Series C Preferred Stock into 18,750,000 shares of our company’s common stock, as provided for under the Certificate of Designation, as amended, for the Series C Preferred Stock.

On the same date, we instructed our transfer agent to convert the 18,750,000 shares of Series C Preferred Stock into common stock and, as per the instructions of Mr. Napolitano, to issue 18,750,000 new shares of common stock to entities related to our officers and directors, as follows:

VK Nap Family (10,359,375 shares)

S & T Quin Family Limited Partnership (5,578,125 shares)

Stewards Investment Capital (2,812,500 shares)

As a result of the above conversion, there are no outstanding shares of our Series C Preferred Stock and there has been an increase in our outstanding shares of common stock of 18,750,000 shares.

On July 11, 2025, the Company entered into and closed on three separate membership interest purchase agreements (“MIPAs”), two of which were for the purchase of all of the outstanding membership interests in Block 40 Investments Holdings, LLC and Block 40 Managers, LLC (the “Block 40 Entities”) from the member owners of the Block 40 Entities and the last for the purchase of all of the outstanding membership interests that Hollywood Circle Capital, LLC held in Block 40, LLC (the “Transaction”). In exchange, the Company agreed to issue an aggregate of 69,636,906 shares of our restricted common stock to the member owners of the Block 40 Entities pro rata to their holdings, valued at $0.76 per share, and for the membership interests that Hollywood Circle Capital, LLC held in Block 40, LLC.

The Block 40 Entities and Hollywood Circle Capital, LLC own 100% of the membership interests of Block 40, LLC (“Block 40”). Block 40 owns 1818 Park, a modern, mixed-use development that features residential, office, and retail components. The property, detailed at 1818Park.com, is a newly built, stabilized asset boasting high occupancy and long-term lease agreements across its tenant base, offering durable cash flow and positioning FAVO Capital in the heart of Young Circle, one of South Florida’s most vibrant commercial hubs.

On July 14, 2025, the Company signed subscription agreements with Forfront Capital LLC to purchase 1,000,000 shares of Series A preferred shares for a total investment of $250,000.

On August 4, 2025, the Company signed subscription agreements with Stewards International Funds PCC to purchase 4,000,000 shares of Series A preferred shares for a total investment of $1,000,000.

On September 9, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share.

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The sale of the Units to the Purchasers closed on December 12, 2025. The aggregate gross proceeds to the Company from the December 2024 offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued 1,750,000 of the Common Units. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share. The sale of the Common Units to the Purchasers closed on July 30, 2025. The aggregate gross proceeds to the Company from the July 2025 offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the effectiveness deadline extension to December 31, 2025. As a result, the Company issued 487,500 shares of common stock and warrants to purchase 487,500 shares of common stock to the investors.

On August 7, 2025, the Board of Directors and a majority of shareholders of the Company approved a change in the name of the Company from Favo Capital Inc. to Stewards Inc. The Company has submitted an application with FINRA for a market effective date for the name change, as well as a change in symbol.

On August 7, 2025, our board and a majority of our shareholders approved a reverse stock split within the range of 1-for-2 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

On August 25, 2025, we filed a withdrawal of our certificate of designation, as amended, for our Series C Preferred Stock.

On August 25, 2025, our board and shareholders approved the creation of Series B Preferred Stock and we later filed a certificate of designation with the State of Nevada. The certificate of designation provides that 10,000,000 authorized shares of preferred stock are designated as Series B Preferred Stock. The Series B Preferred Stock shall have no value in the event of the liquidation of our company or any rights to distributions declared by our company. After five years, the Series B Preferred Stock is convertible into shares of Common Stock on a 1 for 1 basis. Each share of Series B Preferred Stock is entitled to fifty (50) votes on any matter brought before the voting shareholders of our company.

Also on August 25, 2025, we entered into a Conversion Agreement with Forfront, LLC, an affiliate of our company, for it to convert 10,000,000 shares of Series A Preferred Stock into 10,000,000 shares of our newly created Series B Preferred Stock.

Finally, on August 25, 2025, we entered into Voting Agreement with Forfront, LLC, in which Forfront agreed to vote its shares of Series B Preferred Stock in accordance with the direction of our founders, which includes Vincent Napolitano, Shaun Quin and Glen Steward, with the President of our company receiving an irrevocable proxy from Forefront to vote its shares in accordance with the direction of our founders.

The conversion to Series B Preferred Stock and the Voting Agreement are part of a strategic initiative to streamline our capital structure, enhance governance control during a critical phase involving corporate rebranding, and align leadership with long-term objectives without diluting economic interests of non-affiliate shareholders. The Board determined this related-party transaction to be fair under Nevada law and ratified it by majority voting power.

On August 26, 2025, following the MIPA acquisition of the Block 40 Entities and Hollywood Circle Capital, LLC, we initiated an offer to EB-5 investors in Block 40, LLC to exchange their preferred membership interests for shares of our common stock. These EB-5 interests were legacy obligations specific to the Block 40 real estate project and were included in the $190 million purchase price allocation. The EB-5 preferred interests in Block 40 carried accumulating preferred returns that continued indefinitely unless converted or otherwise repurchased. By offering equity in exchange, we seek to reduce the long-term accrual burden of these obligations, strengthen the balance sheet with a more permanent capital structure, and align these legacy investors with the Company’s long-term growth strategy.

On September 1, 2025, the Company entered into a debt financing arrangement with Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund), pursuant to which it may raise up to $50 million through the issuance of unsecured and unsubordinated debt notes (the “Favo Debt Notes”). The debt carries a fixed annual interest rate of 8.00%, with a maturity date in August 2030. In connection with this financing, the Company also agreed to issue warrants to the noteholder, exercisable for ordinary shares at a fixed price of $0.76 per share. The warrants are subject to a delayed exercise period, commencing no earlier than 12 months following an IPO or the maturity date, whichever is later, and are structured to minimize dilution around the time of the Company’s planned public offering. Proceeds from the issuance of the Favo Debt Notes are to be used exclusively for (i) refinancing existing indebtedness, which currently carries an effective annual interest rate of approximately 15% and matures in June 2026, and (ii) funding the Company’s general operational needs. This refinancing is intended to materially reduce cash interest expense, strengthen the Company’s balance sheet, and improve financial flexibility to support long-term growth.

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SUMMARY OF THE OFFERING

Securities offered by FAVO	[*] of shares of common stock (or [*] shares of common stock if the Underwriter exercises its over-allotment option in full) on a firm commitment basis.

Assumed Public Offering Price	We currently estimate that the initial public offering price will be between $[*] and $[*] per share. (1)

Shares of common stock outstanding prior to the offering	[*] shares of common stock.

Shares of common stock outstanding after the offering (2)	[*] shares of common stock, assuming the sale of all the shares offered in this prospectus, [*] shares if the Underwriter exercise the over-allotment in full.

Over-allotment option

We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to additional [*] shares at the public offering price, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $[*] million from our sale of common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering (i) to drive growth by extending capital to businesses in need (ii) for general corporate purposes, including, without limitation, for working capital purposes, hiring of technical and administrative personnel, enhancing marketing & acquiring IT equipment, making payments of accounts payable and pre-payments within our supply chain; (iii) to finance capital expenditures, including without limitation the expansion of premises, acquisition of equipment and transportation, and (iv)  the payment of indebtedness.

In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

See “Use of Proceeds.”

Underwriter Compensation	In connection with this offering, the underwriter will receive an underwriting discount equal to 8% of the gross proceeds from the sale of common stock in the offering. We will also reimburse the underwriter for certain out-of-pocket actual expenses related to the offering See “Underwriting.”

Trading Symbol

Our common stock is presently quoted on the OTC Pink under the symbol “FAVO.” On August 7, 2025, the Board of Directors and a majority of shareholders of the Company approved a change in the name of the Company from Favo Capital Inc. to Stewards, Inc. The Company has submitted an application with FINRA for a market effective date for the name change, as well as a change in symbol. The name and symbol change will not be effective until FINRA approval.

The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

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Reverse Stock Split	On August 7, 2025, our board and a majority of our shareholders approved a reverse stock split within the range of 1-for-2 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

Risk Factors	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” starting on page 31 and the other information included and incorporated by reference into this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

Dividends	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of the Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.”

Lock-up Agreements	Our directors, officers and certain shareholders have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-Up Agreements.”

Voting Rights

Shares of our Common Stock are entitled to one vote per share.

Each share of our Series A Preferred Stock is entitled to one vote and each share of Series A Preferred Stock is convertible into one share of Common Stock.

Each share of our Series B Preferred Stock is entitled to 50 votes per share, and each share of Series B Preferred Stock is convertible into one share of Common Stock.

(1) The actual number of shares of common stock we will offer will be determined based on the actual public offering price and the reverse split ratio will be determined based on the stock price.

(2) The number of shares outstanding after this offering is based on [*] shares of common stock outstanding on September [*], 2025, but does not include:

•	20,000,000 shares that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	10,237,500 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	146,250 shares issuable upon exercise of prefunded warrants, with an initial exercise price of $0.0001 per share;
•	64,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock; and
•	10,000,000 shares issuable upon conversion of our outstanding Series B Preferred Stock.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s option to purchase additional shares from us in this offering.

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Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering 20,621,250 shares of common stock for resale by certain selling stockholders. No resales of the common stock covered by this prospectus shall occur until the closing of our primary offering. Once the primary offering is completed, the selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. There are risks associated with having two offerings. See “Risk Factors — Risks Related to this Offering.”

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, the trading price of our shares of Common Stock could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this prospectus.

Risks Related to our Financial Condition

We have a history of losses, and we may be unable to achieve profitability.

We have incurred net losses of $8,658,780 and $7,673,207 for the fiscal years ended December 31, 2024, and 2023, respectively. As of June 30, 2025, we had an accumulated deficit of approximately $40,179,891. These losses and accumulated deficit are a result of, among other things, the substantial investments we made to grow our business and expenses incurred in connection with our acquisitions. We expect to make significant expenditures to grow our business in the future.

We plan to make opportunistic and deliberate investments in sales and marketing to attract new businesses to the financial products we offer. We also plan to continue to selectively pursue acquisition opportunities, which require that we incur various expenses and fees of external advisors. Businesses we have acquired and may in the future acquire have different levels of profitability than us, which may affect our overall profitability, particularly until we are able to realize expected synergies. These increased expenditures will make it harder for us to achieve profitability and we cannot predict with certainty whether we will achieve profitability in the near term or at all.

Historically, certain of our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. If the costs associated with acquiring new customers, including online advertising and paid search costs, outbound lead generation, scaling our field sales teams, or the terms on which our partners refer clients to us, materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses and restructure our debt, we may continue to incur significant losses and may not achieve or maintain profitability, which could cause the trading price of our shares to further decline. Failure to generate adequate revenue growth, as well as other related factors, may cause decreases in asset values, such as our goodwill, that are deemed to be other than temporary, which may result in further impairment losses.

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We may make decisions that will reduce our short-term operating results if we believe those decisions will improve the experiences of our customers and their consumers and if we believe such decisions will improve our operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

There is no guarantee that cash flow from operations and/or debt and equity financings will provide sufficient capital to meet our expansion goals, working capital needs or fund our operations.

Our current strategic plan includes the expansion of our company both organically and through acquisitions if market conditions and competitive conditions allow. Due to the long-term nature of investments in acquisitions and other financial needs to support organic growth, including working capital, we expect our long-term and working capital needs to periodically exceed the short-term fluctuations in cash flow from operations. We anticipate that we may need to raise additional external capital from the sale of common stock, preferred stock and/or debt instruments as market conditions may allow, in addition to cash flow from operations (which may not always be sufficient), to fund our growth and working capital needs.

In the event that we need to raise significant amounts of external capital at any time or over an extended period, we face a risk that we may need to do so under adverse capital market conditions with the result that our existing shareholders, as well as persons who acquire our common stock, may incur significant and immediate dilution should we raise capital from the sale of our common or preferred stock. Similarly, we may need to meet our external capital needs from the sale of secured or unsecured debt instruments at interest rates and with such other debt covenants and conditions as the market then requires. However, there can be no guarantee that we will be able to raise external capital on terms that are reasonable in light of current market conditions. In the event that we are not able to do so, those who acquire our common stock may face significant and immediate dilution and other adverse consequences. Further, debt covenants contained in debt instruments that we issue may limit our financial and operating flexibility with consequent adverse impact on our common stock market price.

We have substantial debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under outstanding indebtedness.

As of June 30, 2025, our total indebtedness was approximately $42,958,453, including notes payable of approximately $34,391,767.

This substantial debt could have important consequences, including the following: (i) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, debt service requirements and general corporate purposes in the future may be limited; (iii) we may face a competitive disadvantage to lesser leveraged competitors; (iv) our debt service requirements could make it more difficult to satisfy other financial obligations; and (v) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

While we currently hold approximately $42,958,453 in outstanding debt, and our annual interest expense currently amounts to approximately $5,500,000, we plan to use additional external capital as market conditions may allow, in addition to cash flow from operations (which may not always be sufficient and refinancing strategy is designed to systematically reduce this liability, improving financial stability and reducing cash flow pressure. By prioritizing the most expensive debt obligations, we anticipate achieving a stronger financial position, leading to sustained profitability within three years.

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However, our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond management’s control. If we are unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could impair our liquidity. Any refinancing of indebtedness, if available at all, could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Despite our significant amount of indebtedness, we may need to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date. On September 2, 2020, we changed our name from Favo Realty, Inc. to Favo Capital, Inc., which is the point at which our business changed from a real estate investment company, to a private credit company providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States, through revenue-based funding solutions. We have recently acquired 1818 Park and are now engage in real estate operations. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business and additional costs and expenses that may exceed current estimates. We expect to continue to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced any significant revenues or profits and may not in the near future, if at all. Further, many of our competitors have a significantly larger industry presence and revenue stream and may have already achieved profitability. Our ability to continue as a going concern is dependent upon raising capital from financing transactions, increasing revenue and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

Risks Related to Our Private Credit Business and Industry

Our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.

We operate a direct and syndication funding platform to serve small and medium-sized businesses (“SMBs”) in need of liquidity to fulfill their financial responsibilities. Through our direct sales, marketing, underwriting and operational platform and with our syndication partners, we provide funding solutions for customers. We originate and provide financing to businesses primarily through a merchant cash advance (“MCA”) product offering. Under an MCA, businesses receive funds in exchange for a portion of the business’s future receipts at an agreed upon discount and repayment term. The majority of our portfolio will be invested in the MCA business.

We currently maintain relationships with six syndication partners, three core partners and three secondary partners, all of whom operate in the Merchant Cash Advance (MCA) industry and provide revenue-based financing solutions. Pursuant to Master Participation Agreements and related agreements, we participate in approved transactions with these partners at levels generally ranging from 10% to 95% of the deal value. The Company originates, funds, and services transactions, including collections, on behalf of itself and its partners. To manage concentration risk, we do not participate in any syndication arrangement where our exposure exceeds 40% of a partner’s total portfolio. All syndication partners are provided with investment guidelines aligned with our internal underwriting standards, and they are required to adhere to those criteria to ensure consistency and risk alignment across all investments.

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We focus on serving small and medium-sized businesses, many of which are in the entrepreneurial or early growth stage of development. These SMBs often lack long credit histories and are more susceptible than larger enterprises to macroeconomic pressures such as inflation, consumer spending shifts, and interest rate increases. As a result, they may have greater turnover or financing needs. Approximately 30–40% of our direct portfolio customers return for multiple rounds of funding.

Our underwriting framework, described above, is designed to address this heightened risk profile by incorporating a wide range of alternative data points beyond traditional credit bureau scores. For example, we may analyze merchant bank statement performance, cash flow patterns, digital footprint, landlord payment history, and government filings, in addition to credit bureau data. By relying on real-time business data and technology-enabled verification, we can better assess the true repayment capacity of SMBs whose financial stability may not otherwise be captured by conventional credit scoring methods.

This approach provides us with visibility into businesses that traditional lenders often overlook, while balancing risk and enabling us to meet the financing needs of entrepreneurial SMBs.

We may also fail to attract new customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

▪   reductions in our current or potential customers’ spending levels;

▪   a decrease in SMB spending, including due to a deteriorating macroeconomic environment;

▪   competitive factors affecting the markets for our financial products, including the introduction or innovation of competing financial products and other strategies that may be implemented by our competitors;

▪   global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics and other global health crises, natural disasters, acts or threats of war or terrorism and other general security concerns such as the Russian invasion of Ukraine and the Israel-Hamas war;

▪   our ability to execute on our financial solutions roadmap, growth strategy and operating plans;

▪   our ability to successfully sell and transition new and existing customers to our financial solutions;

▪   our ability to meet the demands and requirements of larger customers;

▪   a decline in the market share of SMBs relative to large enterprises;

▪   a decline in our SMBs’ level of satisfaction with our financial solutions;

▪   changes in our relationships with third parties, including syndicate brokers, underwriters, brokers, real estate professionals and others;

▪   the timeliness and success of new financial solutions and services we may offer in the future;

▪   customer perceptions of business in the context of our growth and in the context of acquisitions we complete;

▪   our brand recognition;

▪   concerns relating to actual or perceived privacy or security breaches;

▪   the frequency and severity of any system outages;

▪   terminations of relationships with certain customers or partners for unacceptable business practices, contract breaches or because required by law;

▪   technological changes or problems; and

▪   our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Due to these factors and the continued evolution of our business, our historical revenue growth rate and operating margin may not be indicative of future performance.

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We are subject to risks relating to the availability of capital to fund SMB customers, the ability of our customers to generate sales to remit receipts, general macroeconomic conditions, legal and regulatory risks and the risk of fraud.

We offer MCAs and other financial solutions for SMBs. This program provides cash advances to eligible small businesses and is designed to help them with overall business growth and cash management. Such merchant cash advance programs are subject to risks. For direct fundings, we handle the underwriting process, contract with the merchant directly and fund from our own resources. For syndicated fundings, however, we are dependent on our syndication partners and the lead funder in particular, to operationalize merchant cash advances. Further, if we cannot source capital to fund the advances for our customers, we might have to reduce the availability of this service, or cease offering it altogether.

A decline in macroeconomic conditions could lead to a decrease in the number of our customers eligible for an advance, and/or increase the risk of fraud or non-payment. If more of our customers cease operations, experience a decline in sales, or engage in fraudulent behavior, including subverting our underwriting processes, it would make it more difficult for us to obtain the receivables we have purchased via merchant cash advances or to obtain repayment of merchant cash advances we have made. In addition, if we fail to correctly predict the likelihood of timely repayment of merchant cash advances, our business may be materially and adversely affected. Merchant cash advances are generally unsecured obligations, and they are not guaranteed or insured in any way.

Loss rates on merchant cash advances may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. While we believe that our underwriting process is designed to establish that our customers will be a reasonable credit risk, our merchant cash advances to SMBs may nevertheless be expected to have a higher default rate than advances made to customers with more established operating and financial histories.

We intend to continue to explore other financial solutions, models, structures and markets to advance cash or capital to our merchants. Some of those models, structures or markets may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals or capabilities. Should we fail to expand and evolve in this manner, or should these new products, models, structures, markets or new regulations or interpretations of existing regulations impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our merchant cash advance program may be materially and adversely affected.

Merchant cash advance businesses have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions.

Our direct funding portfolio has SMBs across multiple segments and industry types, but most of our merchants fall into the services, construction, and retail industries. These include restaurants, construction and development projects, physical fitness facilities, accounting and bookkeeping practices, home furnishings and equipment stores, and automotive repair shops, among others.

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The composition of our syndication portfolio closely aligns with that of our direct investments, both of which are strategically shaped by evolving market dynamics. Key determinants include macroeconomic conditions, the influence of domestic and international government policy decisions, and the relative advantages of specific U.S. geographic regions. Regulatory and policy environments, whether supportive or restrictive, impact sector performance and are carefully considered in our portfolio construction and allocation strategy.

Given that our debtor mix involves merchants with a lack of resources compared with larger more established companies, these conditions may result in a decline in the demand for merchant cash advance businesses by potential customers, higher default rates by future customers, or slower rates of receiving cash advance income from third-party debtors. If any merchant cash advance businesses’ future receipts are lower than the Company projected, collection of the merchant cash advance businesses’ income will take longer than projected, which could result in a loss of income to the Company.

We will also bear a loss of income if the customer fails to generate future business sufficiently to deliver the total amount of cash advance income the merchant cash advance businesses expect. If a customer defaults on a cash advance, the cash advance enters a collections process where systems and collections teams initiate contact with the customer for payments owed. If a cash advance contract is subsequently charged off, the merchant cash advance business could sell the contract to a third-party collection agency and receive only a small fraction of the remaining amount payable to that merchant cash advance business in exchange for the sale. There can be no assurance that economic conditions, demand for cash advances, or default rates by customers will remain favorable for the merchant cash advance businesses, which will ultimately affect our business.

Reduced demand for cash advances would negatively impact merchant cash advance businesses growth and revenue, while increased default rates by cash advance customers may inhibit merchant cash advance businesses’ access to capital and negatively impact profitability. Furthermore, if an insufficient number of qualified small businesses apply for the cash advances, merchant cash advance businesses and the Company’s growth and revenue could decline.

If merchants provide information to us that is incorrect or fraudulent, we may misjudge a merchant’s qualification to receive a cash advance and as a result, their operating results as well as ours may be harmed.

Our decisions to fund are based partly on information provided by applicant merchants. To the extent that these applicants provide information in a manner that we are unable to verify, we may not be able to accurately determine the associated risk. Inaccurate analysis of credit data that could result from false cash advance application information could harm our reputation, business and operating results. This would have a knock-on effect on our own ability to conduct business operations.

While we intend to use identity and fraud checks analyzing data provided by external databases to authenticate each merchant’s identity, there is a risk that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying cash advances made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impacting operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs. This may, in turn, put our company at greater risk to recoup.

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An increase in customer defaults rates may reduce overall profitability.

Customer default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual customers. In particular, loss rates on cash advances may increase due to general economic and business factors such as prevailing interest and rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. If customer default rates increase beyond forecast levels, this will harm merchant cash advance businesses reputation, operating results, and profitability, which will ultimately affect the Company’s own business operations and investors may lose all or part of their investment.

Allowance for losses is determined based upon both objective and subjective factors and may not be adequate to absorb losses. Merchants may fail to deliver cash advanced income in full.

We maintain a reserve for such losses by establishing an allowance for losses, the increase of which results in a charge to its earnings as a provision for losses. We have established an evaluation process designed to determine the adequacy of those allowances for losses. While this evaluation process will use historical and other objective information, the forecasts and establishment of losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond historical experience. As a result, there can be no assurance that our allowance for losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on business, financial condition, and results of operations.

Investors have risks from inflation and from deflation

As a result of inflation, there has been a history of increasing taxes, energy and labor costs, and other operating and capital expenses. If the revenues generated by operations are not sufficient to pay fixed obligations, we may attempt to increase rates on cash advance income in addition to attempting to reduce operating expenses. However, competition may preclude such increases. On the other hand, deflation is likely to cause rates to decrease faster than expenses decrease. Inflation or deflation could have a material adverse effect on merchant cash advance businesses and our business, results of operations, and financial condition.

Merchant cash advance businesses may be unable to collect cash advance income on the cash advances made to customers.

Merchant cash advance (“MCA”) businesses, such as FAVO Capital, provide revenue-based financing to small and medium-sized businesses (“SMBs”) by purchasing a portion of their future receipts at a discount. Our debtors are primarily SMBs in industries such as restaurants, construction, physical fitness and accounting services, which use cash advances to manage working capital, purchase inventory, fund marketing, or address short-term liquidity needs.

As an MCA provider, we advance funds to these SMBs in exchange for an agreed-upon percentage of their daily receipts until the purchased receipts have been fully remitted. Payments are typically collected through daily Automated Clearing House (“ACH”) debits or, in some cases, through credit card split processing. Because MCA businesses are not banks, we do not have direct access to the ACH network and instead rely on third-party FDIC-insured depository institutions and payment processors to disburse funds to merchants and collect scheduled payments on our behalf.

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Although we build redundancies by working with multiple banks and service our ability to collect receipts could be impaired if these institutions or processors cease providing services, experience operational disruptions, or terminate their agreements with us. While we would seek to transition to alternative providers, there can be no assurance that such transition would be seamless. Any inability to collect receipts on a timely basis could materially impact our revenue, cash flows, and operating results.

Our role within the MCA process is to (i) originate and underwrite advances directly, (ii) service and collect on those advances through our processing partners, and (iii) in the case of syndicated fundings, manage collections on behalf of ourselves and our syndication partners. As such, disruptions in our ability to collect MCA receipts directly affect both our own portfolio and our servicing obligations to syndication partners.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	build on our success in financial solutions, such as our merchant cash advance (or similar) offerings;
•	accelerate expansion by introducing new financial solutions to our product portfolio;
•	continue to establish a footing in the real estate markets; and
•	selectively pursue and integrate strategic and value-enhancing acquisitions.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

The merchant cash advance industry is not currently pervasively regulated, however, future regulations or in the way future regulations are applied to the merchant cash advance industry could adversely affect our business.

MCA regulation is generally not as stringent as small business loan regulation, but regulations do exist. There have been enactments in New York and California and discussions in several other states to implement regulations on the industry. State usury laws may not apply against merchant cash advance providers, but New York and California, for example, have state laws requiring merchant cash advance providers and other nonbank lenders to provide disclosures similar to those required under the Truth in Lending Act. These laws were enacted in order to create more transparency for small business borrowers surrounding their application for credit from non-conventional banking institutes.

There are also federal laws that apply to the industry. The Federal Trade Commission (“FTC”), for example, has the authority to sue merchant cash advance providers that engage in deceptive or predatory lending practices. Any merchant cash advance provider that engages in unfair or deceptive trade practices can be subjected to compensatory damages, civil penalties, and a permanent injunction from marketing, selling, or collecting merchant cash advances.

The Gramm-Leach-Bliley Act (“GLBA”) has provisions that prohibit creditors from making false statements to obtain a customer’s bank account information. These laws apply to merchant cash advance providers.

Section 1071 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires covered financial institutions, including merchant cash advance providers, to collect and report to the Consumer Financial Protection Bureau (“CFPB”) data on small business applications for credit. The rules generally require financial institutions that originate at least 100 small business credit transactions annually to collect and report loan application, origination, and pricing information, as well as certain applicant/borrower demographic information, in a “small business lending application register.” For purposes of the rules, a small business is one with no more than $5 million of gross revenues in its most recent fiscal year.

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We cannot predict whether there will be any regulations adopted either by the federal government or individual state governments with respect to the merchant cash advance industry. If any such regulations are adopted and implemented, such regulations could place restrictions on the industry that could adversely affect our business. The adoption of laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to the industry could adversely affect our ability to continue to operate our business. Additionally, any such regulations could make it more difficult for us to collect payments on merchant cash advances by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions and lawsuits, which could have a material adverse effect on our business and financial condition.

A proceeding relating to one or more allegations or findings of violations of any such laws or regulations could result in modifications in our methods of doing business that could impair our ability to collect payments on our merchant cash advances to customers or could require us to pay damages and/or cancel the balance or other amounts owing under merchant cash advance contracts associated with any such violations. We cannot assure you that such claims will not be asserted against us. To the extent it is determined that the merchant cash advances that have made to our customers were not originated in accordance with any and all applicable laws or regulations, our results of operations could be materially adversely affected.

Determination by a legislative or judicial body that a cash advance is a loan, rather than a purchase of future receipts, will adversely affect the merchant cash advance business and Company's business.

Currently, the merchant cash advance business structures its cash advances a purchase of future receipts, rather than loans. This allows merchant cash advance businesses to avoid applying for and complying with a commercial lending license. Additionally, state usury laws are often, if not always, inapplicable. However, if a legislative or judicial body determines that the merchant cash advances are loans or should be treated as loans, the merchant cash advance business could be found to be in violation of state and federal lending regulations. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to the merchant cash advance business reputation, which could have a material adverse effect on its business and financial condition.

A proceeding relating to one or more allegations or findings of the merchant cash advance business violation of such laws could result in modifications in its methods of doing business or could impair its ability to collect cash advance income or could result in the requirement that merchant cash advance businesses pay damages and/or cancel the balance of cash advance income associated with such violation. The Company cannot assure you that such claims will not be asserted against merchant cash advance businesses in the future.

Many of our alternative financing solutions involve borrowers about which little, if any, information is publicly available, which may impair our ability to identify borrowers able to repay our advances and adversely affect the price of our publicly traded securities.

In pursuing our business, we often interact with privately held companies about which very little public information exists. As a result, we are frequently required to make financing decisions based on limited data, much of which is obtained directly from the merchant. To mitigate these risks, we use a combination of traditional credit bureau data, alternative data sources, and automated and AI-driven tools from third-party providers to verify bank statements, analyze cash flow, and detect potential fraud or anomalies.

Notwithstanding these processes, there are limitations. Automated and AI-driven underwriting tools may yield inaccurate or incomplete outputs, may be subject to manipulation, or may fail to detect fraudulent activity. Additionally, we depend on the accuracy and availability of third-party vendors and data sources. Disruptions, errors, or service terminations could materially impair our ability to underwrite effectively.

If we make advances to merchants that are less solvent or profitable than expected, if our AI or automation tools malfunction or are circumvented, or if third-party providers supply inaccurate or incomplete data, our loss rates may increase and our results of operations could be adversely affected, which in turn could negatively impact the trading price of our securities.

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Failure to continue to innovate and respond to evolving technological changes may reduce demand for cash advances.

The cash advance industry is characterized by rapidly evolving technology and frequent product introductions. Merchant cash advance businesses rely on technology to make its platform available to customers, determine the creditworthiness of cash advance applicants, and service the cash advances it makes to customers. In addition, merchant cash advance businesses may increasingly rely on technological innovation as it introduces new products, expands its current products into new markets, and continues to streamline the cash advance process. The process of developing new technologies and products is complex and if merchant cash advance businesses are unable to successfully innovate and deliver a superior customer experience, customers' demand for the merchant cash advances may decrease and the merchant cash advance business and ultimately our growth and operations may be harmed.

Due diligence in merchant cash advance transactions is not as stringent as that of traditional loans, which presents a greater risk of fraud and inaccurate valuations.

The required information to be provided by a merchant for a merchant cash advance is less stringent and differs from that provided for traditional capital advances and loans from institutional lenders, giving rise to numerous risks. These risks include, but are not limited to, a funder receiving fraudulent or inaccurate financial data from a merchant, entering into a transaction with a merchant who has historical and/or current credit related issues, and facing market shifts which may outdate the market research a funder uses to create its approval methodology. Although the Uniform Commercial Code governs merchant cash advance transactions as commercial transactions and provides for certain legal protections, the lack of collateral required in merchant cash advance transactions presents a risk of total and unrecoverable loss.

Our growth strategy involves building on our success in financial solutions, which may present risks and challenges that we have not yet experienced.

Our financial solutions, such as our merchant cash advance (or similar) offerings, continue to become an increasingly important part of our business. Our strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and people. The availability of our financial solutions requires us to comply with different and evolving laws governing financial services, as well as the collection, storage and use of information and data, including personal data. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our expansion.

Development of new financial solutions incorporating technology is a complex process and subject to numerous uncertainties. Our success in developing such solutions will depend in part on our ability to develop them in a manner that keeps pace with continuing changes in technology, evolving industry standards, new financial solution and product introductions by competitors, changing client preferences and requirements and the interoperability of such solutions with our platform, including the platforms of companies we acquire, and third-party developed portions thereof.

In addition, we face competition from established financial solutions providers offering existing and proven financial solutions. These financial solutions providers and their financial product offerings benefit from a long history of market acceptance and familiarity as compared to our financial solutions. Potential customers for our financial solutions may be reluctant to adopt our solutions over existing solutions for a variety of reasons, such as transition costs, business disruption, or loss of functionality to which they are accustomed. Customers may also consider our solutions as inferior to similar solutions offered by our competitors. Finally, the marketability of our financial solutions we offer could be significantly affected by changes in economic or market conditions or by the adoption of new technologies and solutions. There can be no assurance that our customers will adopt our financial solutions over other competing solutions.

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If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if the solutions we offer do not appeal to our customers, reliably function as designed, or maintain the privacy and security of customer data, we may experience a loss of customer confidence or lost revenue, which could adversely affect our reputation and results of operations.

The markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business, and we expect such competition to intensify in the future as existing and new competitors introduce new financial solutions or enhance existing solutions. We compete against companies and financial institutions across the retail banking, financial services, consumer technology and financial technology services industries, as well as other nonbank lenders serving credit-challenged consumers, including online marketplace lenders, check cashers, point-of-sale lenders and payday lenders. We may compete with others in the market who may in the future provide offerings similar to ours, particularly companies who may provide money management, lending and other services.

We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. Our potential new or existing competitors may be able to develop financial products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies or terms of service and offer more attractive sales terms or customer promotions, which could cause us to lose potential sales or to sell our financial solutions at lower prices. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus on our industries and offer competing products and services. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing financial products and services. As our business evolves, the competitive pressure to innovate will encompass a wider range of financial products and services. There can be no assurance that our efforts to require new and existing customers to adopt our financial solutions will be successful and we may lose certain customers, and our operating results may be adversely affected if we are not successful in our efforts.

The impact of worldwide economic conditions such as inflation and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our financial solutions. Many of the customers that use our financial solutions are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks.

Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.

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Our business could be harmed if we fail to manage our growth effectively and efficiently.

The growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our financial solutions depends on the functionality of our technology and network infrastructure and its ability to handle increased demand. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of financial offerings.

To support our growth, we expect to make sales and marketing expenditures to increase sales of our financial products and increase awareness of our brand. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments.

Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures, and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

As a result of our growth, some of our employees have been with us for a short period of time, and many have joined in a remote work environment. As we continue to grow, we must effectively integrate, develop and motivate employees. We may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed.

We believe that maintaining, promoting and enhancing brands is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to provide high-quality, well-designed, useful, reliable and innovative financial solutions, which we may not do successfully.

Errors, defects, data breaches, disruptions, outages or other performance problems with our technology or related services, including with third-party applications, may harm our reputation and brand. We may introduce new financial solutions or terms of service that SMBs do not like, which may negatively affect our brand. Additionally, if our customers have a negative experience using our financial solutions, such an experience may affect our brand, especially as we try and gain market acceptance.

Any unfavorable media coverage or negative publicity about our industry or our company, including, for example, publicity relating to our financial products, our privacy and security practices, our product changes, our financial reporting, pending or threatened litigation, regulatory activity, or the actions of our partners or our customers, could seriously harm our reputation, even if inaccurate or misleading. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business.

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We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. The success of our brand promotion efforts is partly dependent on our visibility on third-party advertising platforms and changes in the way these platforms operate or changes in their terms or data use practices could make marketing and promotion of our platform and brand more expensive and difficult. Our efforts to market our brand have involved significant expenses. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will continue to depend on third-party relationships, including strategic partnerships and relationships with our service providers and suppliers, including syndicate brokers, underwriters, brokers, real estate professionals and other partners. In addition to growing our third-party partner ecosystem, we have entered into agreements with, and intend to pursue additional relationships with, other third parties, such as technology and content providers. Some of the third parties that sell our services have direct contractual relationships with our customers, and in these circumstances, we risk the loss of such customers if those third parties fail to perform their contractual obligations, including in the event of any such third party’s business failure. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services in a manner that is adverse to us.

Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

We operate in an industry that is prone to cyberattacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, customer data, or the data of their consumers, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platforms are designed to prevent or minimize security breaches but may not function as expected or may not be sufficient to protect our internal networks and platforms against certain attacks. In addition, incidents can originate on our partners' websites or systems, which can then be leveraged to access our website or systems, further preventing our ability to successfully identify and mitigate an attack. Threat actors are rapidly evolving the techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks. While we have established cyberattack remediation plans to guide us in triaging and responding to such attacks, there can be no assurance that the measures set forth under such plan will be adequate in all circumstances nor that they will be effective in mitigating, or allowing us to recover from, the effects of such attacks. While we do not yet have insurance coverage and while we plan to obtain coverage in the near future, any coverage we acquire may be insufficient to compensate us for all liabilities that we may incur.

Our customers’ storage and use of data to operate their businesses and deliver services to their consumers is essential to their use of our platform, which stores, transmits and processes our customers’ proprietary information and personal information relating to them, their employees and their consumers. If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data were disrupted, we could incur significant liability to our customers, to partners and to individuals whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.

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Our platform and third-party applications available on, or that interface with, our platform have been and, in the future, may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its services. Since techniques used to deliver DDoS attacks are evolving, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring. We cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, ransomware, extortion, and hacking and phishing attacks or social engineering incidents by third parties are prevalent in our industry. We have experienced such attacks and security incidents in the past and may experience them in the future. For example, in Fiscal 2024 we were the target of frequent phishing and distributed DDoS attempts. Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach.

Moreover, our platform and third-party applications available on, or that interface with, our platform could be breached if vulnerabilities in our platform or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers' data may be improperly accessed, used or disclosed. Further, threat actors may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. As a result of our increased visibility, the size of our customer base, and the increasing amount of confidential information we process, we believe that we are increasingly a target for such breaches and attacks. This threat may intensify in the event of retaliatory cyberattacks stemming from geopolitical events such as Russia's invasion of Ukraine. In addition to our own platform and applications, some of the third parties we work with may receive information provided by us, by our customers, or by our customers’ consumers through web or mobile applications. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers’ data may be improperly accessed, used or disclosed.

Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Similarly, if our suppliers experience data breaches and do not notify us or honor their notification obligations to authorities or users, we could be held liable for the breach. We may not be in a position to assess whether a data breach at one of our suppliers would trigger an obligation or liability on our part. Such mandatory disclosures are costly, could lead to negative publicity, and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain revenue from existing customers or attract new ones. Similarly, if a high-profile security breach occurs with respect to a retailer or eCommerce platform, customers may lose trust in eCommerce more generally, which could adversely impact our customers’ businesses. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.

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System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability and adversely affect our business and financial results.

Our brand, reputation and ability to attract, retain and serve our customers are also dependent upon the reliable performance of our platform, including our underlying technical infrastructure. Our platform is mission critical for our customers who rely on it to manage their businesses, and the data collected in connection therewith, including transaction records, information about inventory and customers and other important business information and data. Our systems, those of our third- service providers may experience service interruptions, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, cyberattacks or disruptions, computer viruses, ransomware, malware or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism.

Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.

Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.

We are continually improving and upgrading our information technology systems, including systems of the companies we have acquired, which acquired systems we have integrated to varying degrees. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing or integrated information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure has in the past and may in the future be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, fraud, computer viruses, cybersecurity breaches, vandalism, severe weather conditions, catastrophic events, military or political conflicts, terrorism, and human error. If our information technology systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.

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We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization or is perceived to be compromised or accessed without authorization, our reputation may be harmed, and we may be exposed to liability and loss of business.

We store personal information and other confidential information of our partners and our customers and may also store credit card information of our customers. We also collect and maintain personal information of our employees. We do not regularly monitor or review the content that our customers upload and store, or the information provided to us through the applications integrated with our platform, and, therefore, we do not control the substance of the content hosted within our platform, which may include personal information. Additionally, we use third-party service providers and sub processors to help us deliver services to customers and their consumers. These service providers and sub processors may store personal information, credit card information and/or other confidential information.

We have in the past experienced and may in the future experience successful attempts by third parties to obtain unauthorized access to the personal information of our partners, our customers and our customers’ consumers, and events or situations as a result of which this information was or could be exposed through human error, malfeasance or otherwise. The unauthorized or inadvertent release or access, or other compromise of this information could have a material adverse effect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors or our customers’ competitors, rather than us, the resulting consumer concern could negatively affect our customers and/or our business.

We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data. The regulatory framework in Canada, the United States, Europe and many other jurisdictions in respect of privacy issues is constantly evolving and is likely to remain uncertain for the foreseeable future. Numerous laws and regulations, including Canada's Personal Information Protection and Electronic Documents Act, Québec's Law 25, the European Union's General Data Protection Regulation (“GDPR”), the UK's General Data Protection Regulation, the California Consumer Privacy Act as modified by the California Consumer Privacy Rights Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Rights Act, and the Utah Consumer Privacy Act, have detailed requirements concerning the collection, use, disclosure, transfer, safeguarding, and retention of personal data and grant individuals certain rights related to their personal data.

As of early 2025, at least 20 states have passed comprehensive privacy laws that go beyond breach notification to regulate how businesses collect, use, and protect personal data. These laws grant consumers rights like access, deletion, and opting out of data sales, while requiring “reasonable” security measures. Newer laws in states like Texas (Texas Data Privacy and Security Act, effective 2024) and New Jersey (effective 2025) follow this model, with variations in scope and enforcement.

The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Restrictions imposed by such laws may also impair our merchant's ability to sell or market their products or adversely impact our product development efforts, which could affect our operating results.

In addition to the foregoing, a breach of cybersecurity and data protection laws could result in regulatory investigations, reputational damage, orders to cease or change our data processing, enforcement notices, and / or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

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The interpretation and application of the above laws are often uncertain and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require us to make changes to our platform. Additionally, laws in some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information, and thereby mitigate the risk of a security incident. These laws and contractual obligations, which tend to focus on individuals’ financial and payment related information, are increasingly relevant to us, as we have started to process more information from our customers’ consumers through our platform.

Our failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties imposed by regulators, as well as claims by our partners, our customers and their consumers, our employees or other relevant stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions.

Significant increases in the cost or decreases in the availability of the insurance we maintain could adversely impact our financial condition.

To protect the Company against various potential liabilities, we maintain a variety of insurance programs, including key man insurance, workers’ compensation and omissions and error insurance. We may reevaluate and change the types and levels of insurance coverage that we purchase. We are self-insured when insurance is not available or not available at reasonable premiums. We are currently looking into acquiring general liability insurance, and cyber security insurance. There are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain customer protection laws, and some natural and other disasters or similar events. If we incur such losses and they are material, our business could suffer. Risks associated with insurance plans include:

•	Insurance costs could increase significantly, or the availability of insurance may decrease, either of which could adversely impact our financial condition;
•	Deductible or retention amounts could increase, or our coverage could be reduced in the future and to the extent losses occur, there could be an adverse effect on our financial results depending on the nature of the loss and the level of insurance coverage we maintained;
•	Insurance may not be available to us at an economically reasonable cost, or our insurance may not adequately cover our liability in connection with claims brought against us; and
•	As our business inherently exposes us to claims, we may become subject to claims for which we are not adequately insured. Unanticipated payment of a large claim may have a material adverse effect on our business.

Because we are a “Smaller Reporting Company,” we may take advantage of certain scaled disclosures available to us, resulting in holders of our securities receiving less company information than they would receive from a public company that is not a Smaller Reporting Company.

We are a “smaller reporting company” as defined in the Exchange Act. As a smaller reporting company, we may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. To the extent we take advantage of any reduced disclosure obligations, it may make it harder for investors to analyze the Company’s results of operations and financial prospectus in comparison with other public companies.

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Our reliance on syndication partners and contractual arrangements for funding MCAs exposes us to risks if such partners reduce participation, fail to perform, or terminate agreements

A portion of our revenue is generated through syndication transactions, where third-party investors co-fund merchant cash advances. In these transactions, we typically act as the servicer under syndication agreements, which entitles us to servicing fees, retained participations, and profit allocations after repayment of the advance amount. These syndication arrangements expand our funding capacity but also create dependence on external partners whose decisions and capital commitments are outside our control.

If our syndication partners were to reduce their participation levels, delay capital deployment, terminate agreements, or demand terms less favorable to us, our revenue from syndication activities could be materially reduced. Because these arrangements are often concentrated among a limited number of investors, we are exposed to partner concentration risk. In addition, our reliance on contractual agreements creates the possibility of disputes regarding servicing performance, allocation of profits, or interpretation of key provisions. Any disruption in these relationships or disputes under these agreements could impair our ability to originate and service merchant cash advances at scale, reduce our revenue, and materially and adversely affect our business and results of operations.

Our dependence on ISOs and other third-party distribution partners for a significant portion of originations subjects us to risks relating to partner performance, regulatory compliance, customer quality, and potential concentration of deal flow.

We rely on independent sales organizations (ISOs) and other third-party distribution partners to originate a significant percentage of our merchant applications. Our agreements with ISOs typically provide for referral compensation based on funded amounts. If a material number of these ISOs were to cease submitting applications to us, shift their business to competitors, or demand higher compensation, our funded deal volume could decline, and our customer acquisition costs could increase. Because our internal business development resources are limited, we may not be able to quickly replace lost ISO-originated volume with direct originations, which could negatively affect our growth and revenues.

In addition, ISOs operate as independent contractors and are not subject to our direct supervision or control, which exposes us to operational and compliance risks. Misconduct, misrepresentation, or non-compliance by an ISO could harm our reputation, lead to regulatory scrutiny, or result in legal claims against us. Further, increased regulatory attention on ISOs and broker practices in the alternative lending industry could impose new compliance obligations on us as the funder, which may increase costs or reduce the attractiveness of ISO-originated transactions.

Our dependence on third-party ISOs and distribution partners therefore creates both financial and operational risks. If we are unable to effectively manage these relationships, ensure compliance with applicable laws, or diversify our origination channels, our business, financial condition, and results of operations could be materially and adversely affected.

Our use of AI, machine learning, and automated tools, together with reliance on third-party data providers, exposes us to risks involving accuracy, operational continuity, data security, and regulatory scrutiny, any of which could materially affect our ability to underwrite, detect fraud, and manage credit risk.

We rely on artificial intelligence (“AI”), machine learning (“ML”), and automation tools, in combination with human oversight, to support our underwriting, fraud detection, and data analysis processes. While we believe these technologies improve efficiency, reduce fraud risk, and enhance credit decision-making, they also introduce risks that could materially and adversely affect our business, financial condition, and results of operations.

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Our underwriting process depends on sensitive data provided by merchants, including bank statements, financial records, tax filings, and transactional histories. This information is analyzed using AI-enabled tools that structure, authenticate, and evaluate the data. Although we implement strict safeguards, including encryption, access controls, audit trails, and limiting the use of such data exclusively to underwriting and servicing activities, there is a risk that these systems could be subject to unauthorized access, cyberattacks, or data breaches. Any such event could expose us to liability under data privacy laws, regulatory enforcement actions, reputational harm, and loss of customer confidence.

We also rely on third-party providers to aggregate and authenticate financial data, provide credit bureau information, and detect potential fraud. If these providers experience service disruptions, errors, inaccuracies, or terminate their services to us, our ability to process applications efficiently could be materially impaired. Because AI and ML models require continual updates to remain accurate, reliance on third parties introduces the risk that errors in their models could lead to inaccurate underwriting decisions, higher default rates, or lost business opportunities.

In addition, AI-driven analysis is based on patterns and assumptions derived from historical data. These models may fail to predict merchant behavior in changing macroeconomic conditions, during unexpected events, or when applied to businesses with limited operating histories. If our reliance on AI or ML produces inaccurate risk assessments, we could experience increased loss rates or fail to identify fraudulent applications.

Finally, while our AI-enabled underwriting process is designed to accelerate decision-making compared to traditional lenders, it is subject to significant regulatory scrutiny. Regulators may adopt new rules regarding the use of AI, ML, or alternative data in underwriting that could require changes to our processes, increase compliance costs, or limit our ability to use certain data sources. Any such developments could adversely affect our operations and results.

Our debt financing arrangement with Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund) increases our fixed debt obligations and may result in shareholder dilution upon the future exercise of associated warrants.

On September 1, 2025, we entered into a financing arrangement with Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund) pursuant to which we may raise up to $50 million through the issuance of unsecured and unsubordinated debt notes (the “Favo Debt Notes”). While this financing provides us with additional capital resources, it also introduces risks. The Favo Debt Notes carry a fixed annual interest rate of 8.0% and mature in August 2030. Servicing this debt will require ongoing cash interest payments, which may limit the funds available for operations, growth initiatives, or other strategic investments. Because the notes are unsecured, in the event of financial distress we would remain fully liable for repayment without the benefit of collateral-based restructuring flexibility.

In connection with the issuance of the Favo Debt Notes, we also agreed to issue warrants exercisable for ordinary shares at a fixed price of $0.76 per share. Although the warrants are subject to a delayed exercise period, commencing no earlier than 12 months following an IPO or the maturity date, whichever is later, the eventual exercise of these warrants could result in dilution to existing shareholders. Furthermore, while the warrants are structured to minimize dilution around the time of our planned public offering, investor perception of potential dilution may nevertheless impact the trading price of our common stock.

The proceeds from this financing are required to be used exclusively for (i) refinancing existing debt, including obligations maturing in June 2026 that currently carry an effective interest rate of approximately 15%, and (ii) funding the Company’s general operational needs. The Favo Debt Notes are unsecured and unsubordinated obligations of the Company and are not secured against any particular assets. While this structure provides immediate interest savings and reduces our overall cost of capital, it does not generate incremental discretionary growth capital. If we are unable to refinance or repay the remaining portion of our indebtedness as it comes due, or if future financing is not available on acceptable terms, our liquidity and ability to execute our business strategy could be materially and adversely affected.

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Risks Related to the 1818 Park Acquisition and Our Real Estate Business and Industry

Our high leverage, upcoming loan maturity, and dependence on refinancing expose us to significant risks, including increased sensitivity to property performance and interest rates, and the possibility that we may be unable to refinance on acceptable terms or may be forced to sell the property under adverse conditions.

Block 40, LLC, the entity through which we own 1818 Park, has a senior secured mortgage loan expected to be approximately $73.6 million by quarter-end. This loan matures on June 1, 2026. Our level of indebtedness increases our financial leverage and magnifies the impact that adverse changes in property operations, market conditions, or interest rates may have on our financial condition and results of operations. A high degree of leverage reduces our flexibility to respond to changing business and economic conditions, limits our ability to fund capital expenditures or other operational needs, and increases the risk of default if property-level cash flows decline.

Because the loan matures in less than one year, we will be required to either repay or refinance this indebtedness. Our ability to refinance the mortgage on acceptable terms will depend on numerous factors, many of which are outside our control, including the appraised value and performance of the property, the level of interest rates at the time of refinancing, credit market conditions, and lender appetite for real estate exposure in our markets. If we are unable to refinance on acceptable terms, we may be required to contribute additional equity, restructure the loan on unfavorable terms, or sell the property under distressed conditions, any of which could materially and adversely affect our liquidity, financial condition, and results of operations.

Furthermore, the mortgage is secured by 1818 Park, and a failure to meet our debt service obligations could result in foreclosure, which would cause us to lose the property and its associated income streams. Even if refinancing is available, rising interest rates or changes in lending standards could result in materially higher debt service costs, further constraining cash flows available for distribution or reinvestment.

Our exposure to floating interest rates increases our sensitivity to changes in market rates, and rising interest rates could significantly increase our debt service costs, reduce cash flow, and adversely affect our financial condition.

While we have entered into an interest rate cap agreement that provides protection against increases in one-month SOFR above 4% on $73.6 million of notional principal through to 1 July 2026, this protection is limited in both duration and scope. The cap only applies to the SOFR index and does not cover the credit spread we are required to pay under our loan. Moreover, once the cap expires, we will be fully exposed to prevailing floating rates unless we are able to secure new hedging protection, which may be more costly or unavailable on acceptable terms. If benchmark interest rates increase materially, or if replacement protection is unavailable after the cap’s termination, our debt service obligations could rise significantly, reducing our cash flow available for operations, impairing our ability to meet our debt covenants, and adversely affecting our financial condition and results of operations.

In addition, the need to refinance our mortgage loan upon maturity exposes us to further interest rate risk, as prevailing rates at the time of refinancing may be significantly higher than current levels. A sustained increase in market interest rates could therefore reduce the attractiveness of 1818 Park as an investment, depress its valuation, and adversely affect our overall financial condition and results of operations.

Our ability to generate rental income depends on maintaining high occupancy levels and stable tenant performance, and any decline in occupancy, increased lease turnover, or tenant defaults could reduce cash flows and adversely affect our financial condition.

The success of our investment in 1818 Park, and of our broader real estate strategy, depends heavily on our ability to attract and retain tenants on favorable terms. Rental income constitutes the primary source of cash flow for servicing debt and funding operating expenses. If occupancy levels decline due to competitive properties, unfavorable market conditions, or tenant relocations, we may be unable to generate sufficient revenue to cover our costs.

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In addition, tenants may fail to perform under their leases for a variety of reasons, including financial difficulties, bankruptcy, or broader economic downturns. Tenant defaults or non-renewals would require us to incur additional leasing costs, offer rent concessions, or spend significant capital on tenant improvements in order to attract replacement tenants, all of which could materially reduce our cash flows. Even if we are able to re-lease space, there is no assurance that new tenants will pay rental rates equal to or greater than those paid by prior tenants, or that new leases will not include more burdensome terms.

Furthermore, high turnover in occupancy not only increases leasing and marketing costs but also creates potential downtime between tenants, during which no rental income is generated. A sustained decline in occupancy, or the loss of one or more significant tenants, would adversely affect our ability to meet debt service obligations, reduce cash available for distribution, and impair the value of our properties. These risks are heightened by the concentration of income from a limited number of tenants, making us more vulnerable to the performance and creditworthiness of those tenants than if we had a more diversified tenant base.

A significant portion of our rental income is derived from a limited number of tenants, and if these tenants experience financial difficulties, default on their leases, or choose not to renew, our revenues could be materially and adversely affected.

Our rental revenue at 1818 Park, and potentially at other properties we may acquire, is concentrated among a limited number of tenants. As a result, the financial performance of a small group of tenants has a disproportionate impact on our overall cash flow and our ability to meet debt service obligations. If any of these tenants were to experience financial distress, bankruptcy, or operational challenges, they could seek to renegotiate lease terms, delay or withhold payments, or default altogether, materially reducing our revenue.

Even if tenants remain in good financial condition, we are subject to renewal risk at lease expiration. Tenants may elect not to renew their leases for reasons outside of our control, such as relocation, downsizing, or changes in their business strategy. Replacing a departing tenant could require us to offer significant lease concessions, incur material tenant improvement costs, or accept lower rental rates, any of which would negatively affect our cash flow. Additionally, periods of vacancy between tenants would generate no rental income, increasing our reliance on reserves or other sources of liquidity.

Given the limited number of tenants, the loss or default of even one major tenant could materially and adversely affect our results of operations, financial condition, and ability to satisfy debt obligations. This concentration risk reduces the diversification of our income stream and makes us more vulnerable to tenant-specific risks than a portfolio with a broader tenant base.

Our financial performance is heavily influenced by local market conditions and broader economic trends, and adverse changes in employment levels, consumer demand, interest rates, or the supply of competitive properties could materially and adversely affect occupancy rates, rental income, and property values.

The performance of 1818 Park, and any other properties we may acquire, is closely tied to conditions in the surrounding local market as well as broader national and regional economic trends. Local employment levels, population growth, and consumer spending patterns directly affect demand for both residential and commercial space within our properties. An increase in unemployment, a decline in consumer demand, or other adverse economic events in our market could lead to reduced demand for rental units, lower rental rates, and higher vacancy levels.

In addition, interest rates and capital market conditions affect not only the cost of our financing but also the purchasing power and financing ability of prospective tenants and buyers. Rising interest rates or tightening credit conditions may reduce tenant demand, constrain our ability to refinance debt, and lower property valuations. Moreover, increased supply of competitive residential or mixed-use properties in the same market could create downward pressure on occupancy levels, limit our ability to raise rents, and force us to offer greater concessions to attract and retain tenants.

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Because our real estate portfolio is not widely diversified across geographic regions, negative developments in the local economy or broader economic environment could have a disproportionately adverse effect on our business, results of operations, and financial condition.

We may require additional capital to support operations, fund improvements, or meet debt service obligations, and if we are unable to generate sufficient cash flow from the property or access financing on favorable terms, our liquidity could be constrained, forcing us to defer capital projects, seek dilutive equity, or dispose of assets under unfavorable conditions.

The successful operation of 1818 Park requires sufficient liquidity to cover property-level operating expenses, debt service obligations, and periodic capital expenditures, including maintenance, renovations, or tenant improvements. If rental income and other cash flows generated by the property are insufficient, we may need to secure additional capital through borrowings, equity issuances, or asset sales. Our ability to obtain additional financing is subject to numerous factors, including the performance of the property, prevailing interest rate and credit conditions, the strength of the commercial real estate market, and our overall financial condition.

There can be no assurance that financing will be available on acceptable terms, or at all. If we are unable to refinance existing debt at maturity, raise additional debt or equity capital, or sell non-core assets on favorable terms, we may be forced to defer necessary capital projects, reduce operating flexibility, issue additional equity securities at prices that may be dilutive to existing stockholders, or dispose of assets under adverse market conditions, potentially at values below their carrying amounts. Any such outcome could materially and adversely affect our business, liquidity, results of operations, and financial condition.

Our ownership and operation of 1818 Park exposes us to property-specific risks, including physical condition issues, unanticipated capital expenditures, changes in local market demand, competition from nearby properties, and compliance with zoning, building, and environmental regulations, any of which could increase costs, reduce occupancy, or adversely affect the value and cash flow of the property.

Owning and operating 1818 Park involves risks unique to the property itself. The physical condition of the building may require ongoing repairs, capital expenditures, or upgrades that are more extensive than originally anticipated, particularly as the property ages or as building systems deteriorate. Unforeseen maintenance needs or structural issues could significantly increase operating costs and disrupt tenant occupancy.

In addition, the property’s financial performance depends on local market dynamics, including demand for rental units, competition from newly developed or nearby properties, and demographic or economic shifts that may affect tenant demand. If competing properties offer more attractive amenities, pricing, or locations, 1818 Park could experience reduced occupancy or require rent concessions, thereby decreasing revenues.

The property is also subject to extensive regulation, including zoning restrictions, building codes, health and safety requirements, and environmental laws. Failure to comply with these regulations, or changes in applicable laws, could result in increased compliance costs, restrictions on operations, delays in improvements or redevelopment efforts, or the imposition of fines and penalties.

Together, these property-specific risks could impair our ability to maintain stable occupancy, generate consistent cash flow, or preserve the long-term value of 1818 Park, which in turn could adversely affect our financial condition and results of operations.

Integration of 1818 Park into our broader company operations may present challenges, including aligning property management systems, financial reporting, compliance controls, and strategic priorities, which could increase costs, divert management attention, or limit our ability to realize expected synergies.

The acquisition of 1818 Park requires integration into our broader company operations, which presents operational and strategic risks. Property management systems may not seamlessly align with our existing platforms, potentially requiring additional investment in new technology, staff training, or third-party services. Similarly, integrating financial reporting processes and compliance controls across both our private credit and real estate divisions may be complex, time-consuming, and costly.

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In addition, integrating a large mixed-use property into our overall business strategy requires management attention and resources that could otherwise be directed toward our private credit operations or new real estate acquisitions. If our leadership is diverted from core business activities, we may experience inefficiencies, delays in execution, or reduced performance in other parts of our business.

Finally, we may not achieve the expected synergies from combining 1818 Park with our broader operations. Challenges in aligning property-level decision-making with corporate objectives, or in balancing capital allocation priorities across different business lines, may limit our ability to realize the financial and strategic benefits we anticipate. If integration costs are higher than expected or synergies fail to materialize, our financial results, cash flows, and overall growth strategy could be adversely affected.

Our acquisition of 1818 Park through a stock-for-liabilities transaction and the subsequent exchange of EB-5 investor interests for equity expose us to risks related to leverage, dilution, regulatory oversight, and investor relations.

In July 2025, we acquired Block 40, LLC, the owner of 1818 Park, through a $190 million stock-for-liabilities transaction. This acquisition required us to assume significant property-level debt and obligations, which could increase our leverage and limit our financial flexibility. If property performance declines or if real estate market conditions deteriorate, the carrying value of the asset and its contribution to our balance sheet could be adversely affected.

In addition, we initiated an offer to EB-5 investors in Block 40 to exchange their preferred membership interests for shares of our common stock. While intended to align investor interests with our long-term growth strategy, this exchange could result in shareholder dilution and potential disputes if investors challenge the terms, valuation, or tax treatment of the exchange. Further, the EB-5 program itself is subject to federal regulatory oversight, and any changes in interpretation or enforcement could affect investor participation or create compliance risks.

Taken together, the property-level debt and EB-5 exchange expose us to risks related to leverage, dilution, regulatory oversight, and investor relations, any of which could adversely affect our business, financial condition, or results of operations.

Because we have limited operating history in real estate relative to more established participants, we may face challenges in executing and scaling our strategy, which could materially and adversely affect our results.

We established our real estate division in 2025, and our operating history in this segment is limited compared to many established real estate owners, operators, and developers. As a result, we lack the depth of historical performance data, tenant relationships, operating infrastructure, and institutional knowledge that more seasoned participants rely upon when managing risk and pursuing growth. This relative inexperience may limit our ability to anticipate or respond effectively to market cycles, leasing trends, redevelopment challenges, or shifts in financing conditions.

In addition, our ability to scale our real estate platform will require significant investment in property management, leasing capabilities, compliance, and reporting systems. Building these competencies may take longer or prove more costly than anticipated. If we are unable to attract and retain the personnel, third-party partners, or systems necessary to operate at scale, our performance may lag behind competitors, reducing our ability to generate consistent rental income or execute value-enhancement strategies.

Moreover, because our broader business is rooted in private credit, there is a risk that real estate operations could be under-resourced or deprioritized relative to other initiatives, further limiting the effectiveness of our execution. If our limited operating history results in missteps in property management, capital allocation, or market selection, our financial results, growth trajectory, and reputation in the real estate market could be materially and adversely affected.

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Because repositioning, redevelopment, or execution of our real estate investment strategy may involve construction risk, leasing challenges, regulatory delays, or cost overruns, we may not achieve anticipated returns, and our results of operations and financial condition could be materially and adversely affected.

Our real estate strategy includes repositioning, redevelopment, and other value-enhancement initiatives, all of which expose us to execution risks that may prevent us from realizing expected returns. Construction and redevelopment projects are inherently subject to risks such as unexpected structural or environmental conditions, labor shortages, contractor defaults, supply chain disruptions, and material price volatility. These factors can lead to delays or cost overruns that materially increase the capital required to complete a project and extend the time before a property generates stabilized income.

In addition, redevelopment and repositioning require successful leasing execution, which depends on prevailing market demand, competitive supply, and tenant creditworthiness. There can be no assurance that newly redeveloped or repositioned space will be leased on acceptable terms, or within anticipated timeframes. Prolonged lease-up periods, increased concessions, or elevated tenant improvement costs could reduce rental income and delay the achievement of targeted returns.

Regulatory risks also pose challenges to execution. Zoning restrictions, permitting delays, changes in building codes, or unexpected regulatory requirements may materially increase costs or prevent us from proceeding with a planned repositioning or redevelopment. Because such projects often require substantial upfront capital, any inability to complete them as planned could materially reduce our liquidity and constrain our ability to fund other business operations.

Taken together, these risks mean that redevelopment and repositioning initiatives may not deliver the returns we anticipate. If costs materially exceed budget, projects are delayed, or leasing results fall short of expectations, our financial condition, results of operations, and ability to meet debt service obligations could be materially and adversely affected.

Because the value of our properties securing mortgage loans may decline due to market conditions, operational performance, or other factors, the collateral may not be sufficient to repay the indebtedness in the event of a foreclosure or forced sale, which could materially and adversely affect our financial condition and results of operations.

The mortgage loans secured by our real estate holdings are collateralized by the value of the underlying properties. If property values decline as a result of adverse market conditions, weakened tenant demand, unfavorable changes in interest rates, increased competition, or other operational factors, the collateral supporting our loans may not be sufficient to cover the outstanding debt in the event of foreclosure or a forced sale. In such circumstances, we could be required to recognize significant losses, impairments, or write-downs that would adversely affect our financial condition and results of operations.

Real estate values are inherently volatile and subject to factors outside of our control, including local economic conditions, employment trends, capital market liquidity, demographic shifts, and changes in governmental regulations such as zoning, property taxes, and building codes. Additionally, operational factors—such as declining occupancy, tenant defaults, or unexpected capital expenditures—can negatively impact property performance, further reducing collateral value.

If we are unable to maintain property values at levels sufficient to support our mortgage obligations, lenders could foreclose on the property and we could lose our investment, while still remaining liable for any deficiency between the foreclosure proceeds and the outstanding loan balance. Even if we avoid foreclosure, we may be forced to sell properties at depressed valuations to raise liquidity, which could result in significant realized losses. Any such outcomes would materially and adversely impact our ability to meet debt service requirements, execute our business strategy, and protect shareholder value.

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Because our ability to grow our real estate portfolio depends on sourcing and successfully closing attractive acquisitions on favorable terms, any inability to identify, negotiate, or complete acquisitions in a timely manner, or at expected values, could adversely affect our growth strategy and financial results.

Our real estate growth strategy is predicated on identifying, evaluating, and acquiring properties that meet our investment criteria. The success of this strategy depends on our ability to source attractive opportunities, conduct thorough due diligence, negotiate favorable terms, and close transactions efficiently. Competition for high-quality assets is intense, and we face established real estate companies, institutional investors, and private equity firms with greater resources, stronger relationships, and broader operating histories. As a result, we may not be able to acquire desirable properties on terms that meet our return objectives or in sufficient volume to achieve our growth targets.

In addition, acquisitions are subject to numerous uncertainties, including the availability and cost of capital, the accuracy of third-party information, potential regulatory or legal challenges, and the risk that a property may underperform relative to underwriting assumptions. If we are unable to identify and complete acquisitions on favorable terms, our ability to expand our portfolio, diversify revenue streams, and achieve economies of scale will be limited.

Even when acquisitions are successfully completed, integration challenges, such as aligning property management systems, incorporating assets into our compliance framework, and managing financing structures, may delay or prevent us from realizing expected returns. If our acquisitions do not perform as anticipated, or if we are unable to scale our real estate platform through disciplined and timely acquisitions, our growth strategy could be materially and adversely affected, which would negatively impact our financial condition, results of operations, and long-term prospects.

Because our real estate portfolio is concentrated in select geographic markets, our operating results are subject to local economic conditions, regulatory environments, and real estate market trends in those areas, and adverse developments in these markets could disproportionately affect our performance and financial results.

Our real estate investments are concentrated in a limited number of U.S. markets, which exposes us to risks associated with the specific economic, demographic, and regulatory conditions of those regions. Local factors such as employment levels, population growth, consumer demand, infrastructure development, and the availability of financing all directly influence property performance, occupancy rates, and asset values. If one or more of these markets experience an economic downturn, declining real estate demand, or adverse demographic shifts, our revenues and property values could be materially and disproportionately affected.

In addition, local regulations, including zoning laws, rent control measures, property tax assessments, building codes, and environmental restrictions, can significantly impact property operations and profitability. Changes in these laws, or stricter enforcement, could increase our costs, delay redevelopment or repositioning projects, and limit our ability to optimize returns.

Because our current portfolio is not broadly diversified across many geographic areas, the effects of negative developments in one market cannot be easily offset by stronger performance in others. As a result, adverse conditions in the select markets where we operate could materially and adversely impact our financial condition, results of operations, and growth prospects.

We face competition from established real estate owners, operators, and developers with greater resources, market presence, and operating experience, which may limit our ability to source acquisitions, attract tenants, achieve favorable lease terms, or realize our business objectives.

The real estate industry is highly competitive, and we compete with a large number of established owners, operators, and developers who have substantially greater financial resources, broader market presence, deeper operating experience, and longer-standing industry relationships than we do. Many of these competitors are able to access capital at lower costs, pursue larger or more complex transactions, and absorb operating risks more effectively than we can.

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As a result, we may be at a disadvantage in identifying, negotiating, and acquiring attractive properties, particularly those located in supply-constrained or high-demand markets. We may also face challenges in attracting and retaining tenants, as larger and more established landlords may be able to offer more favorable lease terms, greater tenant improvement allowances, or stronger reputational benefits.

In addition, developers with significant resources may introduce new properties that increase competition for tenants in our markets, placing downward pressure on rental rates and occupancy. These dynamics could reduce the performance of our properties, delay or impair our growth strategy, and limit our ability to achieve our business objectives.

The valuation of our real estate assets is inherently uncertain and may not accurately reflect the prices we could realize upon sale or refinancing, which could result in material differences between reported values and actual transaction outcomes.

The value of our real estate assets is inherently subjective and depends on numerous factors, many of which are beyond our control. Independent appraisals, broker opinions, and management estimates rely on assumptions regarding property income, operating expenses, market rent levels, capitalization rates, and broader economic conditions. These assumptions may not prove accurate over time, particularly in periods of market volatility or when comparable transaction data is limited.

Because real estate markets are influenced by local supply and demand dynamics, interest rates, capital availability, and investor sentiment, the values we assign to our properties may differ materially from the amounts we would realize in an actual sale, refinancing, or other transaction. In addition, the carrying values reported in our financial statements may not reflect current market conditions or the liquidity of our properties.

If actual transaction outcomes are materially lower than reported or estimated values, we could be required to record impairment charges, accept less favorable refinancing terms, or dispose of properties under adverse conditions. Any such developments could adversely affect our financial condition, results of operations, and ability to execute our business strategy.

Market rents and real estate sales prices are subject to fluctuations driven by local supply and demand dynamics, interest rate environments, capital market conditions, and broader economic cycles, and such volatility could materially impact our rental income, asset valuations, and the proceeds we realize upon a sale or refinancing.

The performance and value of our real estate assets are highly dependent on external market conditions that we do not control. Market rents can decline if supply of comparable properties increases, demand from tenants weakens, or broader economic conditions reduce consumer or business spending. Similarly, the sales prices achievable for our properties may be adversely affected by higher interest rates, reduced availability of financing, capital market dislocations, or declines in investor appetite for real estate in our target markets.

Volatility in rental rates and property values directly influences our ability to generate stable cash flows and realize expected returns. Lower rental income could reduce operating margins and impair our ability to service debt or fund property improvements, while lower sales prices could limit the proceeds we receive upon a disposition or refinancing. Periods of market stress may also increase the risk that we are forced to sell properties at depressed prices or accept refinancing terms that are less favorable than anticipated.

If market rents or sales prices decline significantly, the value of our assets, our revenues, and our ability to execute our business strategy could be materially and adversely affected.

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Our real estate revenues depend on our ability to successfully attract condominium buyers and tenants through broker networks, advertising campaigns, referrals, and promotional efforts, and any failure or increased cost in executing these strategies could materially impact sales velocity, occupancy rates, and pricing power.

The success of our condominium sales and leasing activities depends on our ability to effectively market properties to potential buyers and tenants. We rely on broker networks, digital and traditional advertising, referral programs, and on-site promotional campaigns to generate sales and leasing activity. If these strategies are unsuccessful, ineffective, or become more costly, we may experience slower sales velocity, higher vacancy rates, extended absorption periods, or reduced rental pricing power.

Competition from other developers and landlords offering comparable residential or commercial properties may also limit our ability to attract buyers and tenants on favorable terms. Market conditions, such as rising interest rates, shifts in consumer demand, or broader macroeconomic downturns, could further weaken the effectiveness of our marketing efforts and diminish demand for our properties.

In addition, the success of our marketing strategies depends on our ability to allocate resources efficiently across multiple projects and adapt to evolving consumer preferences, including increased reliance on digital platforms and broker incentives. Failure to implement effective, targeted, and cost-efficient marketing and sales strategies could materially and adversely affect our real estate revenues, profitability, and overall business performance.

Risks Related to Acquisitions

We have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

Pursuing strategic and value-enhancing acquisitions or investment opportunities is one of our key growth strategies and has been an important contributor to our past growth. We may also in the future evaluate potential divestitures to align with our growth strategy. Any transactions that we enter into could be material to our financial condition and results of operations. Acquisitions and integrations or divestitures could create unforeseen operating difficulties and expenditures, whether or not such transactions are ultimately completed. Acquisitions, divestitures, and investments involve a number of risks, such as:

•	diversion of management time and focus from operating our business;
•	use of resources that are needed in other areas of our business;
•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company;
•	in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our systems, platforms and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•	in the case of an acquisition, difficulty integrating, supporting or enhancing acquired product lines or services, including difficulty in transitioning acquired solutions developed with different source code architectures to our integrated platforms, difficulty in supporting feature development across our full suite of house-built and acquired solutions and strain on resources from marketing and supporting multiple platforms prior to integration;
•	in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of our corporate culture;
•	in the case of an acquisition, reliance on certain existing executive teams of acquired companies in new industries;
•	in the case of an acquisition or divestiture, difficulty delivering on our product strategy, including building a platform that enables us to drive value across our full ecosystem of merchants, suppliers and consumers;
•	unforeseen costs or liabilities;
•	adverse effects to our existing business relationships with partners and customers as a result of the acquisition, investment or divestiture;
•	the possibility of adverse tax consequences;

•	in the case of an acquisition or divestiture, we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

•	fluctuations in the value of our investments, impairment to the value of our investments, or the failure to realize a return on such investments;
•	regulatory risks, litigation or other claims inherited from or arising in connection with the acquired company, investment or divestiture;
•	in the case of a divestiture, unforeseen loss of institutional knowledge, resources, know-how, or other assets;
•	in the case of a divestiture, potential contractual obligations may trigger, such as change of control obligations, which may negatively impact our ability to execute on such divestiture, our business, our financial condition, or our operating results; and
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

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Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities. Divestitures may also not be well-received by the market, which could adversely affect our share price.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent that such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. In addition, the acquisitions and investments that we consummate may fail to achieve our strategic objectives, in which case we may shut down, divest, or otherwise exit the acquired business or investment, which could harm our reputation and adversely affect our financial position and results of operations.

Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.

We may consider potential business or asset acquisitions in different industries, and stockholders may have no basis at this time to ascertain the merits or risks of any business or asset that we may ultimately operate or acquire.

Our business strategy contemplates the potential acquisition of one or more additional operating businesses or other assets that we believe will provide better returns on equity than our previous businesses and/or enhance the returns achieved from our current operating segments. There is no current basis for stockholders to evaluate the possible merits or risks of a target business or asset with which we may ultimately consummate a business combination, acquisition, or other investment. Although we will seek to evaluate the risks inherent in any particular business or acquisition opportunity, we cannot assure stockholders that all of the significant risks present in that opportunity will be properly assessed. Even if we properly assess those risks, some of them may be outside of our control or ability to assess. We may pursue business combinations, asset acquisitions, or investments that do not require stockholder approval and, in those instances, stockholders will most likely not be provided with an opportunity to evaluate the specific merits or risks of any such transaction before we become committed to the transaction(s).

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Resources will be expended in researching potential acquisitions and investments that might not be consummated.

The investigation of target businesses and assets and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments has required and will continue to require substantial management time and attention, in addition to costs for accountants, attorneys, and others engaged from time to time to assist management. If a decision is made not to complete a specific business combination, asset acquisition, or other investment, the costs incurred up to that point relating to the proposed transaction likely would not be recoverable and would be borne by us. Furthermore, even if an agreement is reached relating to a specific opportunity, we may fail to consummate the transaction for any number of reasons, including those beyond our control.

Subsequent to an acquisition or business combination, we may be required to take write-downs or write-offs, incur restructuring costs, and incur impairment or other charges that could have a significant negative effect on our financial condition, results of operations, and share price, which could cause stockholders to lose some or all of their investments.

Even if we conduct extensive due diligence on a target business with which we combine or an asset which we acquire, we cannot assure stockholders that this diligence will identify all material issues that may be present with respect to a particular target business or asset, that it would be possible to uncover all material issues through a customary and reasonable amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and therefore will not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or associated with a target asset, or by virtue of our obtaining debt financing in connection with our future operations. Accordingly, stockholders could suffer a significant reduction in the value of their shares.

Risks Related to Our Management and Control Persons

We rely heavily on our management, and the loss of their services could adversely affect our business.

Our success is highly dependent upon a well-structured and diversely appointed Board of Directors, Officers and Directors. The loss of Key Personal within the organization could have a material adverse effect on the Company and its business operations.

The market for skilled employees is highly competitive, especially for employees in our industry. Although we expect that our planned compensation programs will be intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all our key employees or a sufficient number to execute our plans, nor can there be any assurance we will be able to continue to attract new employees as required.

Our status as a controlled company and the concentration of voting power among our Founders could limit your ability to influence corporate matters.

As of the date of this prospectus, there are [*] shares of common stock, 64,020,000 shares of Series A preferred Stock, and 10,000,000 shares of Series B Preferred Stock outstanding.

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If listed on Nasdaq, we would be a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) because Vincent Napolitano, Shaun Quin, and Glen Steward (the “Founders”), through a voting agreement governing 10,000,000 shares of Series B Preferred Stock, each with 50 votes per share, collectively control approximately 87% of the voting power of our company.

Upon completion of this Offering, our Founders will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our status as a controlled company and the concentration of voting power among our Founders could limit your ability to influence corporate matters. This concentrated voting power could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our stockholders. Furthermore, this concentrated control will limit the practical effect of your influence over our business and affairs, through any stockholder vote or otherwise. Any of these effects could depress the price of our common stock.

If we are unable to attract and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, finance, and especially our design and technical personnel. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. Any inability to retain, attract or motivate such personnel could have a material adverse effect on our business and results of operations.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes (“NRS”). Specifically, NRS 78.138 provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care.

In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

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Our officers and directors have limited experience managing a public company.

Our officers and directors have limited experience managing a public company. Consequently, we may not be able to raise any funds or run our public company successfully. Our executive officer’s and director’s lack of experience of managing a public company could cause you to lose some or all of your investment.

Risks Related to Legal Uncertainty

Claims made against us from time to time can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a company with expanding operations, we increasingly face the risk of litigation and other claims against us. We have no such claims at present. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

In addition, the industries in which we operate, funding and real estate, are characterized by extensive litigation and, from time to time, we may become subject of various claims. Regardless of outcome, such claims are expensive to defend and divert management and operating personnel from other business issues. A successful claim or claims against us could result in payment of significant monetary damages and/or injunctive relief.

We may be classified as an inadvertent investment company if we acquire investment securities in excess of 40% of our total assets.

We are engaged in the business of being a diversified holding company engaged in significant finance and real estate activities while we continue to seek to acquire or establish other finance or operating businesses or assets. Our acquisition strategy focuses on evaluating acquisition targets that have reasonable growth prospects, and our management spends a significant portion of its time reviewing potential acquisitions, conducting due diligence, and seeking to negotiate transaction terms. From time to time, we may purchase investment securities as part of a deliberate strategy to obtain control of an operating business.

Under the Investment Company Act of 1940 (the “ICA”), a company may fall within the scope of being an “inadvertent investment company” under Section 3(a)(1)(C) of the ICA if the value of its investment securities (as defined in the ICA) is more than 40% of the company’s total assets on an unconsolidated basis (exclusive of government securities and cash and cash equivalents). We do not believe that we are engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in the business of investing, reinvesting, or trading in securities. However, we seek prudently to hold excess liquid resources in marketable securities to preserve resources needed to acquire operating businesses or assets and fund our finance and real estate activities.

The Board of Directors and management regularly monitor our status relative to the inadvertent investment company test under the ICA and believe that the Company is not currently an inadvertent investment company based on the assets test under Section 3(a)(1)(C) of the ICA.

If we were deemed to be an inadvertent investment company and determined to or were required to become a registered investment company, we would be subject to burdensome and costly compliance requirements and restrictions that would limit our activities, including limitations on our capital structure, additional corporate governance requirements, and other limitations on our ability to transact business as currently conducted. We do not believe that it would be practical or feasible for a company of our size, management, and financial resources to operate as a registered investment company. To avoid being deemed an inadvertent investment company or becoming a registered investment company, we may decide or be required to sell certain of our investments on disadvantageous terms, hold a greater proportion of our investments in marketable securities in U.S. government securities or cash equivalents that have a lower rate of return than other investment securities, or make other material modifications to our business operations and strategy, any or all of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

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We may be subject to tax and regulatory audits which could subject us to liabilities.

We are subject to tax and regulatory audits which could result in the imposition of liabilities that may or may not have been reserved. We are subject to audits by taxing and regulatory authorities with respect to certain of our income and operations. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our positions are not accepted by the auditing entity.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks in international markets where our products and services are offered. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any applicable federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to our business and brand, and a loss of users, which could potentially have an adverse effect on our business.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data retention, data transfer and data protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with users. For example, some countries are considering or have enacted laws mandating that user data regarding users in their country be maintained in their country. In addition, there currently is a data protection regulation applicable to member states of the European Union that includes operational and compliance requirements that are different than those currently in place and that also includes significant penalties for non-compliance.

The interpretation and application of privacy, data protection, data transfer and data retention laws and regulations are often uncertain and in flux in the United States and internationally. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-range business planning decisions. If privacy, data protection, data transfer or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices, we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business and operating results.

Nevada law and certain anti-takeover provisions of our corporate documents could entrench our management or delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.

Certain provisions of Nevada law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Nevada law set forth below does not purport to be complete and is qualified in its entirety by reference to Nevada law.

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The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.

Under Nevada law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s shareholders in any takeover matter but may also, in his discretion, may consider any of the following:

(i)	The interests of the corporation’s employees, suppliers, creditors and customers;

(ii)	The economy of the state and nation;

(iii)	The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

(iv)	The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v)	Any other factors relevant to promoting or preserving public or community interests.

Because our board of directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain a smaller reporting company, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in our financial statements.

We could be adversely affected if there are deficiencies in our disclosure controls and procedures or in our internal controls over financial reporting. The design and effectiveness of our disclosure controls and procedures and our internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. Consistent with other entities in similar stages of development, we have a limited number of employees currently in the accounting group, limiting our ability to provide for segregation of duties and secondary review. A lack of resources in the accounting group could lead to material misstatements resulting from undetected errors occurring from an individual performing primarily all areas of accounting with limited secondary review. Deficiencies in internal controls over financial reporting which may occur could result in material misstatements of our results of operations, restatements of financial statements, other required remediations, a decline in the price of our common shares, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

There may be deficiencies with our internal controls that require that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

We are exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404a of the Sarbanes-Oxley Act of 2002. As a smaller reporting company, we will not be required to provide a report on the effectiveness of our internal controls over financial reporting until our second annual report, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a smaller reporting company. We have not yet evaluated whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we are not able to meet the requirements of Section 404a in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

We intend to rely on patent protection, trade secrets, technical know-how and continuing technological innovation to protect our intellectual property, and we expect to require any employees, consultants and advisors that we may hire or engage in the future to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any such breach.

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Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or may develop intellectual property competitive with ours. Our competitors may independently develop similar technology or otherwise duplicate our financial products and services. As a result, we may have to litigate to enforce and protect our intellectual property rights to determine their scope, validity or enforceability. Intellectual property litigation is particularly expensive, time-consuming, diverts the attention of management and technical personnel and could result in substantial cost and uncertainty regarding our future viability. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection would limit our ability to produce and/or market our products and services in the future and would likely have an adverse effect on any revenues we may in the future be able to generate by the sale or license of such intellectual property.

We may be subject to costly litigation in the event our future services or technology infringe upon another party’s proprietary rights. Third parties may have, or may eventually be issued, patents that would be infringed by our technology. Any of these third parties could make a claim of infringement against us with respect to our technology. We may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Any such claims and any resulting litigation could subject us to significant liability for damages or injunctions precluding us from utilizing our technology or services or marketing or selling any products or services under the same. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another party or otherwise result in limitations in our ability to use the intellectual property subject to such claims.

We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Risks Related to Our Securities

We have the right to issue additional common stock and preferred stock without the consent of our stockholders, which would have the effect of diluting investors’ ownership and could decrease the value of their investment.

We have additional authorized, but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.

Our articles of incorporation authorize the issuance of shares of preferred stock and/or the conversion of existing outstanding preferred stock into common stock, the rights, preferences, designations and limitations of which may be set by the board of directors. Our articles of incorporation have authorized the issuance of up 500,000,000 shares of common stock and up to 100,000,000 shares of preferred stock in the discretion of our Board.

Any authorized but unissued preferred stock may be issued upon board of directors’ approval; no further stockholder action is required. If issued, the rights, preferences, designations and limitations of such preferred stock would be set by our Board and could operate to the disadvantage of the outstanding common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation.

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Our Series A Preferred Stock and all of our existing and future indebtedness rank senior to our common stock in the event of a liquidation, winding up or dissolution of our business.

In the event of our liquidation, winding up or dissolution, our assets would be available to make payments to holders of all existing and future indebtedness and holders of the Series A Preferred Stock, before payments to holders of our common stock. In the event of our bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying amounts to the holders of our indebtedness and preferred stockholders, to pay anything to common stockholders. As of June 30, 2025, we had total consolidated liabilities of approximately $42,958,453 million, with 69,020,000 shares of Series A Preferred Stock outstanding. As of the date of this prospectus, there are 59,020,000 shares of Series A Preferred Stock outstanding. Any liquidation, winding up or dissolution of our company or of any of our wholly or partially owned subsidiaries would have a material adverse effect on the holders of our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. Any return on investment may be limited to the value of our common stock.

Since inception, we have never declared a dividend on our common stock, and we do not intend to declare dividends on our common stock in the foreseeable future. The terms of our Series A Preferred stock provide an annual dividend of six percent (6%) of the Stated Value times the number of preferred shares held by such holder. Dividends on the Series A Preferred Stock is payable on a quarterly basis and may be payable, at our option, in cash or shares of our common stock, or a combination thereof.

Other than with respect to our Series A Preferred Stock, our board of directors declares dividends when, in its discretion, it determines that a dividend payment, as opposed to another use of cash, is in the best interests of the stockholders. Such decisions are based on the facts and circumstances then existing including, without limitation, our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. As a result, we cannot predict when, or whether, another dividend on our common stock will be declared in the future. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Risks Related to the Market for our Stock

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol “FAVO” on the OTCPink operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

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The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Our stock price is subject to a number of factors, including:

•	Technological innovations or new products and services by us or our competitors;
•	Government regulation of our financial products and services;
•	The establishment of partnerships with other financial services companies;
•	Intellectual property disputes;
•	Additions or departures of key personnel;
•	Sales of our common stock;
•	Our ability to integrate operations, technology, products and services;
•	Our ability to execute our business plan;
•	Operating results below or exceeding expectations;
•	Whether we achieve profits or not;
•	Loss or addition of any strategic relationship;
•	Industry developments;
•	Changes in accounting principles;
•	General and industry-specific economic conditions; and
•	Period-to-period fluctuations in our financial results.

The market prices of the securities of early-stage companies, particularly companies like ours without consistent revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

We will likely be required to conduct equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If our common stock shares are issued in return for additional funds, the price per share could be lower than that paid by our current shareholders. We anticipate continuing to rely on equity sales of our common stock shares in order to fund our business operations. If we issue additional common stock shares or securities convertible into shares of our common stock, your percentage interest in us could become diluted.

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If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA suitability rules. FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our common stock or our preferred stock, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our common stock or our preferred stock, reducing a stockholder’s ability to resell shares of our common stock or our preferred stock.

Risks Relating to this Offering and our Reverse Stock-Split

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. The offering price for our primary offering will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our primary offering. If you purchase our common stock in our primary offering and resale offering, you may not be able to sell those shares at or above the primary offering price or the resale offering price. In particular, our common stock may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering, and the selling stockholders of the Company are offering resale shares through the resale prospectus. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

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We cannot assure you that the primary offering price of our common stock, or the market price following our primary offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our primary offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

▪  actual or anticipated fluctuations in our revenue and other operating results;

▪  the sale of resale shares by our selling stockholders in the open market;

▪  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

▪  actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

▪  announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

▪  price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

▪  lawsuits threatened or filed against us; and

▪  other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. Stockholders may filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Stock. As a result of this volatility, investors may experience losses on their investment in our Common Stock. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Common Stock, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Common Stock and understand the value thereof.

The purchase price of our common stock in the resale offering could be higher or lower than the primary offering.

Our common stock is offered in two different offerings: the primary underwritten offering and the resale offering. The latter will follow the closing of the former. Although our common stock will be offered at a fixed price in the primary offering determined by the underwriters and us, we cannot guarantee that the selling stockholders will also offer their shares at the same price. As a result, if you participate in the resale offering, you could pay more or less than the price in our primary offering, depending on the actual price of the resale shares at the time of the sale.

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $[*] per share based on the assumed public offering price of $[*] per share. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

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Participation in this offering by certain of our directors and their affiliates would reduce the available public float for our shares.

It is possible that one or more of our directors or their affiliates or related parties could purchase common stock in this offering at the public offering price and on the same terms as the other purchasers in this offering. However, these persons or entities may determine not to purchase any shares in this offering, or the underwriter may elect not to sell any shares in this offering to such persons or entities. Any purchases by our directors or their affiliates or related parties would reduce the available public float for our shares because such shareholders would be restricted from selling the common stock by a lock-up agreement they have entered into with the underwriter and by restrictions under applicable securities laws. As a result, any purchase of common stock by such shareholders in this offering may reduce the liquidity of our common stock relative to what it would have been had this common stock been purchased by investors that were not affiliated with us.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will not have the opportunity, as part of your investment decision, to assess whether these proceeds are being used appropriately. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the Nasdaq Capital Market.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock to be in compliance with the minimum bid price of the Nasdaq Capital Market, there can be no assurance that the market price of our common stock following the reverse stock split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of a reverse stock split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the Nasdaq Capital Market’s minimum bid price requirement.

Even if the reverse stock split increases the market price of our common stock and we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a de-listing of our common stock.

The Nasdaq Capital Market requires that the trading price of its listed stocks remain above one dollar in order for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from the Nasdaq Capital Market. In addition, to maintain a listing on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

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The reverse stock split may decrease the liquidity of the shares of our common stock.

The liquidity of the shares of our common stock may be affected adversely by the reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split. In addition, the reverse stock split may increase the number of shareholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Following the reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Although we believe that a higher market price of our common stock may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

There is no assurance that once listed on the Nasdaq Capital Market we will not continue to experience volatility in our share price.

The OTC Pink, where our common stock is currently quoted, is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq Capital Market. Our stock is thinly traded due to the limited number of shares available for trading on OTC Pink thus causing large swings in price. As such, investors and potential investors may find it difficult to obtain accurate stock price quotations, and holders of our common stock may be unable to resell their securities at or near their original offering price or at any price. Our public offering price per share of common stock may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price may nevertheless be volatile. If our stock experiences volatility, investors may not be able to sell their common stock at or above the public offering price per share. Sales of substantial amounts of our common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short period of time. As a result, our shareholders could suffer losses or be unable to liquidate their holdings. No assurance can be given that the price of our common stock will become less volatile if and when listed on the Nasdaq Capital Market.

The number of shares being registered for resale with this offering is significant in relation to our outstanding shares.

As noted above, pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering 20,621,250 shares of common stock for resale by certain selling stockholders.    No resales of the common stock covered by this prospectus shall occur until the closing of our primary underwritten offering. Once the primary offering is completed, the selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods.

All of the shares registered for resale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have included the resale prospectus in the registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price and also could affect our ability to raise equity capital. Any outstanding shares not registered in the resale prospectus will remain as “restricted shares” in the hands of the holders, except for those sales that satisfy the requirements under Rule 144 or another exemption to the registration requirements under the Securities Act.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $[*] after deducting estimated underwriting discounts and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $[*] million. We intend to use the net proceeds from this offering for the following purposes:

Proceeds:
Gross Proceeds	$
Discounts
Fees and Expenses(1)
Net Proceeds	$

Uses:
Expansion of Direct Merchant Cash Advance Originations (2)
Debt Repayment (3)	$
AI and Automation Infrastructure Development (4)
Total Uses	$

(1)	In the event that our estimated offering expenses are less than the amounts indicated above, any such excess funds shall be applied toward our working capital and other corporate purposes.
(2) (3) (4)

Approximately $10 million of the net proceeds will be used to expand our direct merchant cash advance portfolio. By allocating additional capital to originations, we intend to increase the volume of directly funded transactions, which carry higher gross margins compared to syndicated deals. Expanding our direct funding base is expected to enhance profitability, improve risk control, and strengthen long-term shareholder returns.

We intend to use approximately $10 million of the net proceeds from this offering to repay a portion of our outstanding debt. As of the date of this filing, the Company has approximately $30.0 million of total indebtedness outstanding at an effective annual interest rate of approximately 15% and maturing in June 2026. The repayment of $10.0 million will reduce our aggregate debt balance by roughly one-third, thereby lowering our overall interest expense and improving free cash flow available to support growth initiatives. Reducing this high-cost debt is expected to strengthen our balance sheet, lower our weighted average cost of capital, and enhance financial flexibility. While the remaining balance of our indebtedness will continue to bear interest at the current rate, the partial repayment will provide immediate savings in cash interest expense and better position the Company to access more competitively priced financing in the future.

Approximately $2.5 million of the net proceeds will be allocated to the development of artificial intelligence and automation infrastructure to support the growth of our MCA operations. These investments will focus on enhancing our underwriting capabilities, improving fraud detection, streamlining data aggregation, and increasing efficiency across the origination and servicing process. By building scalable technology infrastructure, we aim to lower unit processing costs, accelerate funding timelines, and improve credit performance outcomes. We will prioritize investments that enhance capital efficiency, reduce reliance on manual processes, and position the Company to originate and manage a larger MCA portfolio with greater consistency and profitability over time.

The expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this Offering or the order of priority in which we may use such proceeds. Circumstances that may cause us to alter our anticipated uses and allocations of proceeds from this Offering include (i) the size of the Offering and, (ii) our cash flow from operations during fiscal year 2025 . Accordingly, we will retain broad discretion over the use of these proceeds and the Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company. In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus supplement, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

A 50% increase (decrease) in the assumed public offering price of $[*] per share would increase (decrease) the expected net proceeds of the offering to us by approximately $[*] million, assuming that the number of shares of common stock sold by us remains the same. We may also increase or decrease the number of shares we are offering.

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CAPITALIZATION

The following unaudited table sets forth our capitalization as of June 30, 2025:

•	on an actual basis;
•	on pro forma as-adjusted basis to reflect the sale of [*] shares of Common Stock, based on an offering price of $[*] per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as-adjusted information below is illustrative only and our capitalization following the completion of this Offering is subject to adjustment based on the initial public offering price of our common shares and other terms of this Offering determined at pricing.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

June 30, 2025
	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$

Preferred Stock, 100,000,000 shares authorized, par value $0.0001, [*] shares issued and outstanding, actual, [*] pro forma as adjusted
Common stock, 500,000,000 shares authorized, $0.0001 par value, [*] shares issued and outstanding, actual, [*] pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity (deficit)
Total capitalization	$

The number of shares of common stock to be outstanding after this offering is based on [*] shares outstanding as of June 30, 2025, and does not give effect to:

•	20,000,000 shares of our common stock that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	8,000,000 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	120,000 shares issuable upon exercise of prefunded warrants, with an initial exercise price of $0.0001 per share; and
•	69,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock.

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MARKET FOR OUR COMMON STOCK

Our common stock is currently quoted on the OTC Pink under the trading symbol “FAVO.” Quotations on the OTC Pink reflect inter-dealer prices, without retail mark-up, mark-down commission, and may not represent actual transactions. On September [*], 2025, the last reported sale price of our common stock was $[*]  per share.

Holders

As of September [*], 2025, we had approximately 213 shareholders of record of our common stock. The number of stockholders of record does not include certain beneficial owners of our common stock, whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock and currently intend to retain all of our cash and any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of the Board of Directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is determined by dividing the net tangible book value of our Company by the number of outstanding shares of our common stock.

Our net tangible book value as of June 30, 2025 was a negative $( ), or $( ) per share of common stock (based upon [*] shares of common stock outstanding).

Pro forma as adjusted net tangible book value is our net tangible book value after taking into account the effect of the sale of common stock in this offering at the assumed public offering price of $[*] per share and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of September 30, 2024, would have been approximately $[*], or $[*] per share. This amount represents an immediate increase in as adjusted net tangible book value of approximately $[*] per share to our existing stockholders, and an immediate dilution of $[*] per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share as of June 30, 2025	$	( )
Pro forma net tangible book value per share as of June 30, 2025	$
Increase in as adjusted net tangible book value per share after this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to new investors	$

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A $1.00 increase (decrease) in the assumed public offering price of $[*] per share would increase (decrease) the as adjusted net tangible book value per share by $[*], and the dilution per share to new investors in this offering by $[*], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The information above assumes that the underwriter does not exercise its over-allotment option. If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book value will increase to $[*] per share, representing an immediate increase to existing stockholders of $[*] per share and an immediate dilution of $[*] per share to new investors.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The above discussion and table are based on [*] shares outstanding as of June 30, 2025. The discussion and table do not include (except as otherwise indicated), as of that date:

•	20,000,000 shares of our common stock that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	8,000,000 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	120,000 shares issuable upon exercise of prefunded warrants, with an initial exercise price of $0.0001 per share; and
•	69,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock.

DESCRIPTION OF THE BUSINESS

Company Overview

We are a diversified financial services company with two complementary business platforms: Private Credit and Real Estate. Our strategy is to provide alternative financing solutions to small and medium-sized businesses (SMBs) underserved by traditional lenders, while also building a portfolio of income-producing and value-enhancing real estate assets. Together, these businesses are designed to broaden our revenue base, strengthen the balance sheet with tangible assets, and support long-term, capital-efficient growth.

The Private Credit Division provides revenue-based funding and related financing products to SMBs nationwide. Since 2020, we have originated more than $153 million in funding and supported over 10,000 businesses across the United States. The Real Estate Division, launched in 2025, targets strategic investments in residential, mixed-use, and commercial properties designed to generate stable rental income and have the potential for long-term value appreciation. These real estate holdings improve our overall capital efficiency by anchoring the balance sheet with durable, income-producing assets, lowering our blended cost of capital, and providing recurring cash flows that enhance liquidity management.

While each division operates independently, they are designed to complement one another. The real estate business provides steady, long-term income and strengthens overall financial stability, while the private credit business offers faster-turnover funding with attractive near-term returns. Together, they create a balanced model in which real estate adds stability and efficiency, while private credit drives growth.

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Private Credit Overview

Our Private Credit Division provides alternative financing solutions to SMBs across the United States. The core of our business is the origination and funding of merchant cash advances (MCAs), both directly and through syndication arrangements with our partners. These MCA activities represent our principal line of business and generate the substantial majority of our revenues.

Since 2020, we have originated over $153 million in capital and supported more than 10,000 SMBs nationwide. We are headquartered in Fort Lauderdale, Florida, with operations in New York and the Dominican Republic. In addition to our MCA business, we occasionally act as a broker for other funders, earning commissions when SMB customers we refer obtain financial products such as MCA or lines of credit. These brokerage activities are ancillary to our MCA operations and represent a smaller portion of our business.

Our MCA business is conducted through operating subsidiaries that sit under our private credit holding company. These subsidiaries include FAVO Funding LLC, Honeycomb LLC, and Fore Funding LLC, which originate and service MCA transactions. Our brokerage activities, which consist of referring merchants to third-party funders and earning commissions, are conducted through Fore Funding LLC and DBOSS Funding LLC, also held within the same private credit platform.

Merchant Cash Advances

Merchant cash advances (“MCAs”) have evolved as an alternative capital source primarily for small businesses, and they represent the principal product we currently originate and fund. In our MCA transactions, a merchant sells a portion of its future receipts to us at a discount in exchange for an upfront lump-sum payment. The merchant then remits a specified percentage of its sales receipts, typically through daily Automated Clearing House (“ACH”) transfers, until we have received the full amount of purchased receipts.

Unlike loans or securities, MCAs are structured as purchases and sales of future receipts and the assignment of related rights. Our small and medium-sized business (“SMB”) customers typically use these advances for working capital, such as inventory purchases, equipment financing, or other immediate business needs.

While MCAs represent the substantial majority of our revenues today, we also generate brokerage income on a limited basis by referring merchants to third-party funders for products such as MCAs and lines of credit. These brokerage activities account for a smaller share of our business relative to our directly originated and syndicated MCA portfolios.

We operate a direct and syndication revenue-based funding platform to serve SMBs in need of liquidity to fulfill their financial responsibilities. Through our direct sales, marketing, underwriting, and operational platform, and in collaboration with our six primary Syndication Partners, each of which operates in the same revenue-based financing business as FAVO Capital, we provide funding solutions for customers. These syndication arrangements allow us to participate in a percentage of approved transactions, with participation amounts ranging from 10% to 95% of the deal value. Pursuant to Master Participation Agreements and related agreements, FAVO Capital not only originates and funds transactions but also provides servicing and collection services on behalf of itself and its Syndication Partners. This structure enables us to diversify risk, leverage partner deal flow, and expand the scale of our funding platform while maintaining consistency with our underwriting criteria.

We originate and provide revenue-based financing to businesses primarily through MCAs. We provide convenient, fully automated financial solutions to our customers. An SMB customer who enters into an MCA commits to delivering a percentage of its receipts through ACH or wire debits or by splitting credit card receipts until all purchased receipts are remitted to us.

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We believe traditional lenders face a number of challenges and limitations that make it difficult to address the capital needs of SMBs, such as:

▪  Organizational and Structural Challenges. The costly combination of physical branches and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve SMBs. They also serve a broad set of customers, including both consumers and enterprises, and are not solely focused on addressing the needs of SMBs.

▪  Technology Limitations. Many traditional lenders use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. These technology limitations make it challenging for traditional lenders to aggregate new data sources, leverage advanced analytics and streamline and automate credit decisions and funding.

Products not Designed for SMBs. SMBs are not well served by traditional loan products. We believe that traditional lenders often offer products characterized by larger loan sizes, longer durations and rigid collateral requirements. By contrast, SMBs often seek small loans for short-term investments.

As a result, we believe that SMBs feel underserved by traditional lenders. Our solution was built specifically to address SMBs’ capital needs. We offer products to SMBs to enable them to access capital. We facilitate eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under MCAs. This structure has some advantages over the structure of a conventional loan. Most importantly, payments towards an MCA can be modified for hardships suffered by a business, giving the merchant greater flexibility with which to manage their cash flow, particularly during an unforeseen event. MCAs are processed much faster than a typical loan, giving borrowers quicker access to capital.

Direct and Syndicated Funding

A key challenge in the merchant cash advance industry is securing sufficient capital to meet strong demand from small businesses. We address this challenge through two complementary channels: (i) direct funding, where we originate, underwrite, fund, and service MCAs on our own balance sheet, and (ii) syndicated funding, where we participate alongside six established syndication partners under Master Participation Agreements. Syndication participation levels generally range from 10% to 95% of each transaction, subject to our investment guidelines.

Our direct portfolio consists of MCAs that we originate and service end-to-end, allowing us to capture full economics, including origination and administrative fees. By contrast, syndicated transactions are originated by our partners, with our participation aligned to our underwriting standards. To manage risk, we actively monitor exposures and do not participate in any syndication arrangement where our share would exceed 40% of a partner’s total portfolio.

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We generate revenues from both models: (i) factor rate returns, origination, and administrative fees on our direct portfolio, and (ii) participations in syndicated transactions, supplemented by servicing and collection fees earned on receivables we manage on behalf of partners. This approach balances higher-margin direct fundings with the capital efficiency and risk diversification benefits of syndication. The table below outlines key differences between the two models.

Aspect	Direct Funding	Syndicated Funding
Definition	A single funder provides the entire merchant cash advance directly.	Multiple funders co-fund a single MCA through a syndication structure.
Revenue Model	Factor-rate revenues accrue entirely to the direct funder.	Revenues are shared pro rata among participants; the lead funder typically earns servicing fees and profit allocations.
Capital Deployment	Fully funded from the company’s own capital.	Capital is pooled from several investors, enabling larger transactions.
Risk Exposure	100% of performance risk rests with the direct funder.	Risk is distributed among participants, limiting exposure for any one investor.
Underwriting	Relies solely on the funder’s internal, AI-enabled data-driven underwriting process.	The lead funder applies its underwriting and servicing standards to all participants’ portions.
Funding Scale	Constrained by the funder’s available reserves.	Greater capacity to fund larger or multiple deals through pooled participation (e.g., 10%–95% of deal size).
Administration	Originator manages servicing, collections, and remittances directly.	The lead funder administers servicing and distributes proceeds to syndicate participants under Master Participation Agreements.
Economic Participation	All returns (and losses) accrue to the originator.	Returns are distributed according to participation levels; lead funder receives priority servicing fees.
Speed of Execution	Often faster, with fewer parties involved.	May require additional coordination but leverages partner networks for deal flow.

Direct vs. Syndicated Funding Structures

In direct fundings, the merchant enters into a bilateral purchase and sale agreement with a single funder. The funder advances its own capital, bears all risk of non-performance, and retains all revenue, including origination fees, administrative fees, and MCA income. The agreement is relatively straightforward, with no third-party stakeholders.

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By contrast, syndicated fundings involve multiple parties: the merchant, a lead funder, and syndicate participants (investors or co-funders). The merchant contract is executed with the lead funder, while the syndicate participants enter into a Master Participation Agreement (and, where applicable, Independent Sales Organization agreements) governing their respective rights and obligations. These agreements outline servicing authority, profit-sharing mechanics, and the allocation of risk among participants. Syndicated contracts are inherently more complex than direct fundings, as amendments or enforcement actions require coordination among multiple parties.

In direct fundings, the funder provides the entire advance from its own capital and assumes 100% of the exposure. In syndicated fundings, the lead funder may contribute a portion (e.g., 60%) while syndicate partners contribute the balance (e.g., 40%). Losses are borne pro rata, and syndicate participants typically have limited recourse against the lead funder, except in cases of mismanagement or breach of fiduciary duty. Most syndicated MCAs are structured as non-recourse transactions, meaning the risk of merchant non-performance is shared collectively across all participants.

Syndicated transactions may also carry additional costs, such as platform fees charged by syndication partners (generally 3%–5% of remittances), and administrative costs associated with servicing multiple stakeholders. These fees can increase the effective cost of capital relative to direct fundings.

For direct fundings, our revenue includes origination fees, administrative fees, MCA income, and ancillary fees (e.g., non-sufficient funds, collections, Uniform Commercial Code filings), all recognized over the contract term as payments are received.

For syndicated fundings, we do not typically retain origination or administrative fees. Instead, our revenue is derived from:

•         our proportionate share of MCA income

•         servicing and collection fees earned as lead funder and servicer, and

•         rebates from syndication partners, based on portfolio size and volume.

Year	Direct Funding	Syndicated Funding	Total Funding
2023	$17,284,157	$17,351,122	$34,635,279
2024	$12,997,355	$18,025,300	$31,022,655
YTD Q2 2025	$5,859,035	$9,785,698	$15,644,733

Our direct funding portfolio has SMBs across multiple segments and industry types, but most of our merchants fall into the services, construction, and retail industries. These include restaurants, construction and development projects, physical fitness facilities, accounting and bookkeeping practices, home furnishings and equipment stores, and automotive repair shops, among others.

The composition of our syndication portfolio closely aligns with that of our direct investments, both of which are strategically shaped by evolving market dynamics. Key determinants include macroeconomic conditions, the influence of domestic and international government policy decisions, and the relative advantages of specific U.S. geographic regions. Regulatory and policy environments, whether supportive or restrictive, impact sector performance and are carefully considered in our portfolio construction and allocation strategy.

Although syndication currently represents a larger share of total funding volume, our strategic priority is to expand direct funding given its higher margin profile and greater control over underwriting and servicing economics. The Simplified Acquisition was undertaken specifically to increase our capacity for direct originations. Over time, we expect direct funding to comprise a greater portion of total originations, with syndication continuing to play a complementary role in providing capital efficiency and risk diversification.

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MCA – Syndication Partners

We identify leading funders in the industry through market research, funding forums, the Revenue Based Funding Coalition (RBFC), and long-term business relationships, all of which have established underwriting and operational capabilities that allow partners to participate in their deal flow. The RBFC includes funders, brokers, Independent Sales Organizations, and industry vendors that provide technology and operational services to the sector. It was established to educate policymakers and regulators on issues affecting the non-bank commercial finance industry and to support responsible growth of revenue-based financing. At the same time, the MCA industry remains subject to ongoing regulatory scrutiny at both the federal and state levels, and participation in industry groups such as the RBFC reflects our effort to stay aligned with evolving standards and compliance expectations.

We currently maintain relationships with six syndication partners, three core partners and three secondary partners, all of whom operate in the Merchant Cash Advance industry and provide revenue-based financing solutions. From time to time, we syndicate on various deals that our partners have approved for funding, with syndication participation amounts typically ranging from 10% to 95% of the transaction value. These arrangements are governed by Master Participation Agreements and Independent Sales Organization agreements, which establish the terms of engagement and responsibilities of each party.

As part of these syndication arrangements, FAVO Capital originates, funds, and services transactions, including collections, both for its own account and on behalf of its syndication partners. To manage concentration risk, we do not participate in any syndication arrangement where our exposure exceeds 40% of a partner’s total portfolio. We also actively manage participation amounts to ensure diversification and maintain a balanced portfolio mix. All syndication partners are provided with investment guidelines aligned with our internal underwriting standards, and they are required to adhere to those criteria, ensuring consistency and risk alignment across all investments. This framework enables FAVO to leverage the scale and capabilities of its partners to expand access to funding for SMBs while maintaining rigorous risk management discipline.

Brokered Products

In addition to our direct and syndicated MCA operations, we act as an intermediary in brokering financial products, earning commissions from funders when transactions close. Within this category, merchant cash advances and lines of credit are the meaningful contributors, while equipment financing and business term loans comprised the balance. Our activity in U.S. Small Business Administration (SBA) loans and invoice factoring was not material during the reporting period, though these products remain available as part of our platform and may contribute to revenues in the future as merchant demand evolves.

Our role in these transactions is limited to acting as an intermediary: we identify merchants with financing needs, match them with appropriate funders, and earn referral or brokerage fees, typically calculated as a percentage of the funded amount, once the transaction is completed. We do not originate or fund these products directly and do not assume credit risk on the underlying obligations.

This brokerage activity complements our MCA operations by broadening merchant relationships and creating repeat commission opportunities. Applications are sourced through marketing initiatives, including online advertising, outbound calling, trade show participation, and referrals, with additional support from a call center located in the Dominican Republic. We maintain relationships with a network of funding sources, such as commercial banks, online lenders, SBA-approved institutions, and factoring companies.

Once a funder approves and funds a transaction, our role is complete, and we earn compensation directly from the funder, typically built into the financing cost. By offering MCAs and lines of credit through third-party partners alongside our direct activities, we diversify our revenue streams and expand our reach, while continuing to maintain our primary focus on revenue-based funding solutions.

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While brokerage commissions represented approximately 20% of our total revenues for the year ended December 31, 2024, we do not view this segment as a core growth driver. We position brokerage primarily as a complementary offering that broadens merchant relationships, rather than as a business line we intend to scale.

MCA - Cost of Sales

We incur sales commissions costs for direct and syndicated originations. Commission expense is recognized over the term of the deal. Additionally, we incur marketing expenses associated with direct MCA originations. Marketing expenses consist of various lead generation, internet, phone, advertising, and other costs associated with new account originations. Marketing expenses are recognized as incurred.

MCA Platform and Service Fees

For each Syndicated MCA origination, we are charged a platform or servicing fee. The fee is calculated as a percentage of the advance receipt collected on our behalf and is deducted from the amount disbursed.

MCA Credit Losses

Under the current expected credit loss (CECL) model of ASC 326, we recognize an allowance for a portion of the receipts at the time of concluding a deal and additional allowances based on the amount of time since a payment was last received and whether the receivable has been handed over to collections. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receipts and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Underwriting Process and Credit Assessment of Merchant Customers

Our underwriting process is central to both our direct MCA portfolio and our syndicated funding activities. Each merchant applicant is evaluated using a structured combination of automated data analysis, artificial intelligence (AI), and human review to assess the business’s ability to generate consistent receivables and meet repayment obligations.

We apply a multi-step framework designed to filter out higher-risk applicants and identify merchants most likely to perform, with fewer than 5% of applications proceeding to funding. This process integrates anomaly detection and fraud-prevention tools with professional underwriter judgment, allowing us to evaluate applications efficiently while maintaining credit discipline. Over time, this selective approach has resulted in portfolio performance with loss and default levels consistent with the high thresholds established by our underwriting standards.

Integration of Artificial Intelligence and Automation

We employ a combination of automation, machine learning, and human oversight within our underwriting process. These tools help authenticate documents, identify inconsistencies, and structure raw data into decision-ready formats. Human underwriters remain responsible for final approvals, ensuring that technology outputs are reviewed within a controlled decision framework.

AI-driven capabilities are applied within secure, compliance-oriented environments. All merchant data is collected with applicant consent, either through direct submissions (e.g., bank statements, tax filings, credit reports) or third-party data-aggregation providers. Data is handled under encryption and access-controlled systems. We do not disclose, sell, or repurpose merchant data for non-underwriting uses.

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Key capabilities include:

•         Document authentication and fraud detection: Identifying tampering or inconsistencies in submitted records.

•         Anomaly detection: Flagging unusual cash-flow activity or mismatches in bank transaction data.

•         Automated structuring: Converting bank statements and financial documents into standardized data for review.

•          Risk scoring: Predictive models that compare applicants against internal credit parameters.

Applications flagged by automation are escalated for manual review. This blended model allows for efficient processing while maintaining oversight and compliance.

Data Collection and Analysis

We collect a range of information from merchants during the application process, including:

•         Traditional credit bureau data (e.g., consumer and commercial credit histories).

•         Government and legal records (e.g., state filings, tax records, liens, judgments).

•         Behavioral and transactional data (e.g., bank activity, repayment patterns, landlord feedback).

•         Digital presence and reputation data (e.g., online visibility, reviews, social media).

•         Network-shared performance data from other funders on defaults or fraud.

Because small businesses lack a standardized credit score equivalent to consumer FICO ratings, we supplement bureau data with these alternative sources. Greater emphasis is placed on demonstrated business performance, cash-flow resilience, and repayment history than on an owner’s personal credit profile.

Below is a description of our underwriting process for applicant merchants, with four steps to completion.

1.       Initial Screening

✔ Verify document integrity and application completeness.

✔ Apply automatic decline rules (e.g., prohibited industries, prior defaults, negative banking history).

✔ Use anomaly-detection tools to flag inconsistencies in financial submissions.

✔ Confirm business legitimacy through entity verification and basic fraud checks.

2.       Full Underwriting

✔ Analyze business expenses, legal compliance, and online presence.

✔ Review historical bank statements and repayment trends.

✔ Assess revenue concentration, seasonality, and debt obligations.

✔ Supplement automated scoring with underwriter review.

✔ Price transactions according to internal risk models and repayment capacity.

3.       Approval

✔ Transactions are escalated based on size and risk profile:

✔ Up to $35,000: approved by senior underwriters.

✔ $35,000 – $100,000: requires underwriting committee approval.✔ Above $100,000: reviewed by the CFO and requires final approval from the CEO.

✔ Decisions incorporate both model outputs and manual judgment.

4.       Final Verification and Funding

✔ Conduct background checks for legal and financial risks.

✔ Re-verify revenue consistency using most recent bank data.

✔ Confirm terms with a recorded verification call.

✔ Wire transfers are executed by the CFO or Credit Controller, subject to executive authorization.

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Efficiency and Risk Considerations

Our process is designed to be more efficient than traditional bank lending, generally allowing approvals and funding within 24–72 hours versus weeks for banks. Efficiency is achieved through automated data aggregation, AI-driven anomaly detection, and human oversight.

We depend on third-party providers for certain inputs, such as bank-statement verification, credit bureau data, and fraud detection. Disruptions in these services could affect our ability to process applications efficiently, as described in our risk factors.

Over time, we believe that this disciplined, technology-enhanced underwriting process has contributed to portfolio performance consistent with our selective funding standards, supporting stable cash flows and risk-adjusted returns.

Real Estate Overview

Our Real Estate Division, launched in 2025, focuses on acquiring and managing income-producing properties that complement our private credit platform. We target residential, mixed-use, and commercial assets in strategic U.S. markets that provide stable cash flows and have the potential for long-term value appreciation.

The division emphasizes stabilized, cash-flowing properties that diversify revenue streams and strengthen the Company’s overall asset base with tangible collateral. By anchoring the balance sheet in real estate, we enhance institutional creditworthiness, improve access to competitively priced financing, and support capital efficiency. These investments are conducted through wholly owned subsidiaries dedicated to property acquisition and management, with the objective of broadening our revenue base and supporting sustainable long-term growth.

Strategic Role of the Real Estate Division

The Real Estate Division plays a complementary role to our MCA and broader private credit operations. Tangible, income-generating real estate assets enhance the depth and quality of our balance sheet, which broadens the collateral base available for institutional financing arrangements and supports access to lower-cost capital. This stronger asset position improves lender confidence and provides flexibility in structuring credit facilities, ultimately enhancing net yields across our MCA originations and related credit activities.

In addition, recurring income from rental streams and condominium sales provides supplemental cash flow that offsets variability inherent in the MCA portfolio. Over time, appreciation in property values may further enhance shareholder value through refinancing or selective asset sales, though the division’s primary role is to improve capital efficiency and financial resilience rather than to serve as a direct source of short-term liquidity.

By combining the steady, asset-backed stability of real estate with the faster turnover and scalability of private credit, the Company aims to create a balanced model that enhances credit quality, reduces overall cost of capital, and supports sustainable growth across both business segments.

Target Acquisition Strategy

Our real estate division is focused on acquiring well-located, income-producing properties at attractive entry prices relative to replacement cost or market comparables. We target assets in the US that have strong underlying fundamentals and sustained tenant demand, seeking opportunities where operational, leasing, or capital structure enhancements can drive value creation. Our acquisition approach is disciplined and data-driven, evaluating both current income potential and future upside through repositioning or improved capital deployment.

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Acquisitions are guided by defined financial criteria. We generally target properties expected to deliver internal rates of return (IRR) and capitalization rate spreads that are accretive to our weighted average cost of capital (WACC). We also consider loan-to-value (LTV) thresholds, projected funds from operations (FFO) contribution, and the stability of expected cash flows in assessing each opportunity. This framework provides consistency in evaluating potential transactions and ensures that capital is allocated with the objective of balancing risk, return, and liquidity.

Value creation is achieved through two primary models:

•         Rental Model: We focus on maintaining high occupancy levels, capturing market rent growth, controlling operating expenses, and implementing targeted capital improvements to enhance tenant experience and asset performance.

•         Condominium Model: Where applicable, we seek to optimize unit pricing, manage sales velocity, and implement focused marketing campaigns to maximize sales proceeds. While condominium projects may involve higher development and redevelopment costs relative to stabilized rental assets, we evaluate them within a disciplined financial framework that considers expected absorption rates, pricing sensitivity, and project-level return thresholds. Our intent is to maintain a balanced mix, with stabilized rental assets representing the core of the portfolio and condominium projects pursued selectively where market demand and projected returns justify the added risk. In condominium transactions, we also assess occupancy and absorption targets as key performance indicators to ensure that projected timelines and sales velocity align with overall capital allocation discipline.

Exit Strategies

We evaluate multiple exit strategies for each asset at the time of acquisition and throughout the hold period, with the objective of maximizing total return and maintaining flexibility in capital deployment. Our primary strategy is a long-term hold, whereby properties are retained to generate recurring rental income and potential capital appreciation. This approach supports predictable cash flows and strengthens the balance sheet, which in turn improves the Company’s overall capital efficiency and weighted average cost of capital (WACC).

Where market conditions, interest rate environments, or asset performance create favorable opportunities, we may pursue a sale, refinancing, or recapitalization to optimize return on invested capital (ROIC). These decisions are guided by disciplined financial criteria, including expected yields, debt costs, and projected cash-on-cash returns, rather than reliance on asset sales for short-term liquidity. Potential strategies may include selling an asset outright, entering into a joint venture with new capital partners, or refinancing to unlock equity while retaining ownership.

For condominium projects, we may implement a phased sell-down strategy to optimize pricing and absorption rates while managing supply risk. Select units may be retained within the rental portfolio to generate ongoing income and preserve long-term optionality. Across all property types, our exit planning is structured to align with long-term capital allocation discipline, balancing current income generation with capital recycling into higher-yielding opportunities.

Leasing & Sales

We employ a disciplined, market-responsive approach to both leasing and sales activities, designed to optimize occupancy, rental yields, and asset value across its portfolio. For rental assets, lease structures may include fixed-term agreements, percentage-based leases tied to tenant sales performance, or hybrid models that combine base rent with variable components. Renewal options are strategically incorporated to enhance tenant retention, minimize downtime, and maintain consistent revenue streams. Lease terms are negotiated to align with market demand, asset positioning, and long-term strategic objectives, while protecting downside risk through creditworthy tenant selection and appropriate security provisions.

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For assets operated under a condominium sales model, we implement a phased release strategy to manage market absorption and achieve optimal pricing. Units are brought to market in stages, allowing us to respond dynamically to buyer demand, interest rate conditions, and competitive supply. This approach is supported by targeted marketing campaigns, pre-sale strategies, and selective retention of certain units for ongoing rental income or future disposition. By maintaining flexibility in leasing and sales strategies, we seek to balance predictable cash flows with opportunities for potential capital appreciation and value realization.

Property Management

Our property management practices are designed to preserve and enhance asset value while ensuring the operational integrity of our real estate portfolio. Currently, properties are managed by experienced third-party firms engaged under agreements that include defined performance benchmarks addressing occupancy levels, tenant retention, service quality, and cost efficiency.

Management activities focus on timely and responsive tenant service, preventative maintenance programs to extend the useful life of building systems and improvements, and disciplined control of operating expenses. Performance is monitored on an ongoing basis, with operational adjustments implemented as necessary to maintain market competitiveness, mitigate vacancy risk, and support stable long-term income generation.

Performance Monitoring

We employ a structured, data-driven approach to monitoring the performance of our real estate assets to ensure they meet targeted financial and operational benchmarks. Key performance indicators include occupancy levels, net operating income (NOI), lease expiration schedules, rent collection trends, and, for condominium projects, sales velocity and absorption rates. These metrics are reviewed regularly at both the property and portfolio levels, enabling management to identify trends, risks, and opportunities in real time.

Insights derived from this monitoring process inform tactical and strategic decisions, including adjustments to marketing campaigns, leasing incentives, and tenant mix optimization. In addition, capital expenditure priorities are continuously reassessed to ensure that property improvements deliver measurable returns and align with evolving market conditions. This active management framework is intended to maintain asset competitiveness, maximize revenue, and preserve long-term value.

1818 Park

Overview

On July 11, 2025, we entered into multi-entity member interest purchase agreements to acquire 1818 Park, a 281,493-square-foot mixed-use property located in Hollywood, Florida. The asset comprises approximately 237,173 square feet of residential space, 19,737 square feet of commercial space, 16,800 square feet of parking facilities, 5,171 square feet of office space, and 2,612 square feet of storage. The residential component includes 273 rental units in a mix of studios, one-bedroom, two-bedroom, and three-bedroom layouts, of which two are penthouse residences, the largest of which spans 2,319 square feet. The commercial component features a diversified tenant mix including a national bank branch, a hair salon, multiple food and beverage operators, and a 12,000-square-foot food hall. The office component includes one 4,113-square-foot office currently under development and nearing completion. As of August 1, 2025, occupancy was approximately 93%, supported by an established tenant base.

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The acquisition of 1818 Park aligns closely with our real estate division’s acquisition criteria. The property was secured at a favorable price relative to replacement cost and market comparables, in a location (Young Circle) characterized by strong population growth, robust tenant demand, and ongoing economic investment. The asset’s diversified mix of residential, commercial, and food hall space provides multiple income streams and diversification benefits that reduce reliance on any single segment.

Operationally, we intend to pursue initiatives aimed at enhancing occupancy, optimizing lease terms, and implementing targeted capital improvements to support rental growth and tenant retention. In addition, we are evaluating potential refinancing options with respect to the existing Blackstone senior mortgage loan. Any such refinancing, if achieved, may reduce the interest burden and improve the relationship between operating cash flows and debt service requirements. There can be no assurance, however, that such refinancing will be completed on favorable terms, or at all. These initiatives, together with the property’s established tenant base and location within a growth corridor, are expected to strengthen the property’s long-term positioning, while also addressing current cash flow challenges.

Purchase Price and Consideration

On July 11, 2025, we completed the acquisition of the 1818 Park property in Hollywood, Florida through a multi-entity transaction structured as follows:

•	Block 40 Managers, LLC – Acquired 100% of the membership interests in the property management company responsible for day-to-day operations, tenant services, and facility oversight.
•	Block 40 Investment Holdings, LLC – Acquired 100% of the membership interests in the investment holding entity, which owns certain contractual rights and interests related to 1818 Park.
•	Block 40, LLC – Acquired 100% of the membership interests in the investment holding entity, which holds all assets and certain liabilities of the primary property-owning entity, including the real estate, fixtures, and contracts, as well as the existing Blackstone secured mortgage debt and other obligations.

The total purchase price was $190 million, structured entirely as a stock-for-liabilities transaction. Consideration consisted of the issuance of shares of our common stock to the sellers and the assumption of certain indebtedness and other liabilities.

Issuing equity rather than using cash or additional debt preserved liquidity for our private credit operations and avoided incremental leverage that could restrict future financing flexibility. The structure strengthened our balance sheet by adding a substantial income-generating real estate asset, which enhances the Company’s overall capital efficiency, broadens the collateral base considered by institutional lenders, and supports access to more competitively priced financing. By making the seller a shareholder, the transaction further aligns their interests with the Company’s long-term performance and value creation, reinforcing management’s focus on sustainable growth and shareholder returns.

This multi-entity structure ensured continuity of operations, preserved key contractual rights, and facilitated a seamless transition for tenants, positioning the asset for operational stability and long-term value creation.

Acquisition and Financing Structure

The acquisition of 1818 Park was completed through the purchase of all of the membership interests of Block 40, LLC, the entity that owns the property and its related liabilities. As a result, the Company acquired indirect ownership of the real estate asset together with the obligations tied to it. As part of this transaction, the Company assumed a senior secured mortgage loan originally in the principal amount of $84.0 million. Following scheduled principal repayments in the weeks after closing, the outstanding loan balance will be reduced to approximately $73.6 million by Q3 2025.

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On June 1, 2022, Block 40 Property, LLC entered into a senior secured mortgage loan in the original principal amount of $84.0 million with Deutsche Bank, maturing on June 1, 2025. On June 1, 2025, Blackstone, as the new holder of the loan, extended the maturity date by one month. On July 1, 2025, Blackstone further extended the maturity date to June 1, 2026. In connection with the June and July 2025 extensions, the interest rate increased from Term SOFR plus 2.75% to Term SOFR plus 3.00%, and the existing interest rate cap agreement remains in effect. As part of the extension agreements, the borrower was also required to make scheduled principal curtailments, which reduce the outstanding loan balance in line with agreed amortization milestones, to approximately $73.6 million.

The loan is secured by a first-priority mortgage lien on the property, an assignment of leases and rents, and certain reserve and cash accounts, and is generally non-recourse subject to customary carve-outs.

Key Loan Features

•	Borrower: Block 40 Property, LLC (entity that owns the property and subsidiary of Block 40, LLC)
•	Original Loan Amount: $84.0 million
•	Current Balance (post-closing repayments): Approximately $73.6 million (expected by Q3 2025)
•	Lender / Agent: Blackstone (successor to Deutsche Bank AG, New York Branch)
•	Interest Rate: Term SOFR + 3.00% per annum (floating)
•	Interest Rate Protection: Interest rate cap agreement in place to mitigate rate risk
•	Maturity Date: June 1, 2026
•	Collateral: First priority mortgage lien on 1818 Park, assignment of leases and rents, security interest in reserve/cash management accounts, and collateral assignment of the interest rate cap
•	Recourse: Non-recourse except for customary carve-outs (fraud, misappropriation, certain covenant breaches)
•	Guaranty of Carry Costs: Personal guaranties from prior owners covering debt service shortfalls, taxes, insurance, and essential operating expenses

EB-5 Investor Exchange Offer

As part of the July 11, 2025 acquisition of the Block 40 Entities and Hollywood Circle Capital, LLC, we assumed the obligations associated with EB-5 investors in Block 40, LLC. These investors held preferred membership interests with accumulating preferred return features that, absent conversion or repurchase, would have continued indefinitely. The total EB-5 preferred membership interests were included in the $190 million purchase price allocation for the transaction.

Following the acquisition on August 28, 2025, we initiated an offer to these EB-5 investors to exchange their preferred membership interests for shares of our common stock. The objective of this exchange is to reduce the long-term accrual burden associated with the EB-5 preferred return structure, simplify the capital structure, and align the interests of these legacy investors with those of our common stockholders. These obligations are specific to the 1818 Park real estate transaction and are structurally distinct from the Company’s other preferred return arrangements in its private credit business.

Tenant Base

The property generates rental income from both residential and commercial tenants, with residential units comprising the majority of leased space and retail, dining, office, and co-working uses contributing additional revenue. The residential portion consists of multiple unit types, with leases generally structured as fixed-term agreements that include renewal options and periodic rent escalations, and occupancy has remained consistently high across a diversified tenant base. The commercial component includes retail, dining, service, and food hall tenants operating under fixed-rent, percentage-of-sales, and hybrid lease structures, with agreements typically providing base rent, renewal rights, and customary landlord protections, while office and co-working areas are also available for lease to professional tenants and are expected to further contribute to revenue diversification as leasing progresses. No individual tenant represents a material portion of the property’s total rental revenue, and the tenant base is diversified across residential and commercial categories, reducing concentration risk and limiting reliance on any single tenant or use type.

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Strategic Integration with Private Credit Operations

The inclusion of 1818 Park in our real estate portfolio strengthens our balance sheet by adding a sizable income-producing asset that generates recurring cash flows. While the property is subject to a first-priority mortgage, both its operating performance and equity value may be considered by institutional lenders in evaluating our credit profile, which could enhance our ability to obtain or negotiate credit facilities at more favorable terms.

The property’s tenant base is diversified across residential and commercial leases. Longer-term commercial leases provide a stable source of revenue, while the recurring turnover and renewal cycle of residential units creates opportunities to adjust pricing in line with prevailing market conditions. This diversification reduces reliance on any single tenant category and mitigates cash flow volatility.

By integrating income-generating real estate into our capital structure, we aim to improve overall capital efficiency by anchoring our balance sheet with tangible assets, providing supplemental cash flows to offset variability in merchant cash advance performance, and supporting access to competitively priced debt financing. This complementary structure aligns with our broader strategy of balancing the higher-velocity nature of private credit activities with the stability and asset backing provided by long-term real estate holdings.

Revenue Model and Distribution by Offering

We generate revenue through two primary business lines: (i) merchant cash advances and related financing solutions for small and medium-sized businesses, and (ii) real estate activities, including the sale of condominium units and the leasing of residential and commercial spaces. For each of these offerings, our revenue model is defined by the contractual terms of our agreements, and our ability to reach customers and counterparties is supported by a mix of direct marketing, referral networks, broker relationships, and strategic partnerships. The following provides a detailed description of how we generate revenue, the types of agreements that govern these activities, our distribution methods, and the degree of customer concentration associated with each line of business.

Merchant Cash Advances (MCAs)

•          Revenue Model: We generate revenue from MCAs primarily through factor rates applied to the purchase of future receipts. These receipts are remitted by merchants via daily or weekly automated debits until the purchased amount is satisfied.

•         Related Agreements: Each MCA is documented by a standardized purchase and sale agreement, which sets forth the advance amount, purchased receipts amount, remittance schedule, and factor rate. In syndicated MCA transactions, we act as servicer under syndication agreements, earning servicing fees, retained participations, and profit allocations. Syndication agreements generally provide that we manage collections and distribute remittances, with servicing compensation paid on a priority basis.

•         Distribution: Applications are sourced through direct marketing, referrals, industry partnerships, and independent sales organizations (ISOs). ISOs submit merchant applications under broker agreements, which typically provide for referral compensation based on funded amounts.

•         Customer Dependence: Our MCA activities are diversified across a large number of small and medium-sized businesses. We are not dependent on any single merchant or a small group of merchants, and no individual customer accounts for a material portion of our MCA revenues.

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Real Estate Activities

•         Revenue Model: Our real estate strategy contemplates generating revenue from both (i) recurring rental income from residential and commercial leases and (ii) the marketing and sale of condominium units. At present, our revenues are derived exclusively from rental income, which is generated under tenant lease agreements providing for monthly rental payments, security deposits, and customary landlord protections. While the marketing and sale of condominium units remain part of our long-term strategy, no condominium sales have been completed to date, and no revenue has been recognized from condominium transactions.

•         Related Agreements: Leasing revenue is governed by lease agreements that specify rental rates, term lengths, renewal options, and maintenance obligations. In the future, condominium sales will be documented through purchase and sale agreements that define purchase price, deposit requirements, and closing conditions.

•         Distribution: We market rental opportunities through broker networks, digital and traditional advertising campaigns, referral programs, and on-site promotional activities directed at potential tenants. In anticipation of future condominium sales, we also maintain marketing infrastructure that can be extended to prospective buyers. In certain cases, we establish relationships with co-investors and developers through joint ventures or co-investment agreements to support property development and positioning.

•         Customer Dependence: While real estate revenues are inherently more concentrated by project than our MCA activities, we maintain a diversified base of tenants across properties, which reduces reliance on any single tenant. We are not dependent on any single tenant, buyer, or co-investor for our real estate activities.

Distribution

Our financing solutions are marketed and distributed through both direct channels and independent sales organizations (ISOs). A significant percentage of our MCA deal flow is sourced through ISOs, who submit merchant applications to us under broker agreements. We also acquire customers directly through online marketing, referrals, and industry partnerships. We are not dependent on any single customer or a small group of customers for our financing or real estate activities. Our customer base is diversified across a wide range of merchants, developers, and investment partners, which reduces concentration risk and limits dependence on any individual relationship

Our real estate activities currently generate revenue solely from the leasing of residential and commercial spaces within our projects. Leasing revenue is supported by marketing efforts directed at potential tenants, which may include broker networks, digital and traditional advertising, referral programs, and on-site promotional campaigns. While our long-term real estate strategy also contemplates revenue from the marketing and sale of condominium units, no such sales have yet occurred. Compared to our MCA distribution network, real estate revenues are more concentrated by project, but we maintain a diversified base of tenants across properties, which reduces reliance on any single party.

Listing on the Nasdaq Capital Market

Our common stock is currently quoted on the OTC Pink Market. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market ("Nasdaq"). If our listing application is approved, we expect to list our common stock on Nasdaq upon consummation of the offering, at which point our common stock will cease to be traded on the OTC Pink Market. No assurance can be given that our listing application will be approved. This offering will occur only if Nasdaq approves the listing of our common stock. Nasdaq listing requirements include, among other things, a stock price threshold. As a result, prior to effectiveness, we will need to take the necessary steps to meet Nasdaq listing requirements, including but not limited to a reverse split of our outstanding common stock (as further discussed below). If Nasdaq does not approve the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on Nasdaq.

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Implications of Being a Controlled Company

If listed on Nasdaq, we would be a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) because Vincent Napolitano, Shaun Quin, and Glen Steward (the “Founders”), through a voting agreement governing 10,000,000 shares of Series B Preferred Stock, each with 50 votes per share, collectively control approximately 87% of the voting power of our company.

Upon completion of this Offering, our Founders will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

▪  the requirement that a majority of the board of directors consisting of independent directors;

▪  the requirement that a listed company having a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

▪  the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

▪  the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee;

On the other hand, a controlled company must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Name Change

On August 7, 2025, the Board of Directors and a majority of shareholders of the Company approved a change in the name of the Company from Favo Capital Inc. to Stewards, Inc. The Company has submitted an application with FINRA for a market effective date for the name change, as well as a change in symbol.

Reverse Stock Split

On August 7, 2025, our board and a majority of our shareholders approved a reverse stock split within the range of 1-for-2 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

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Competition

The small business lending market is competitive and fragmented. We expect competition to continue to increase in the future. We believe the principal factors that generally determine a company’s competitive advantage in our market include the following:

▪  less stigma associated with MCAs;

▪  ease of process to apply for MCAs;

▪  brand recognition and trust;

▪  MCA features;

▪  MCA product fit for business purpose;

▪  transparent description of key terms;

▪  effectiveness of customer acquisition; and

▪  customer experience.

Our principal competitors include traditional banks, revenue-based funders, legacy merchant cash advance providers, and newer, technology-enabled lenders. In our direct space, we face competition from providers of other competing forms of alternative funding that target the same type of small businesses served by the MCA industry and may also compete for use of the capital of potential syndication participants interested in deploying capital in the alternative funding market. While the MCA industry has grown beyond meeting the needs of high-risk businesses and become more well known within the alternative funding market, some of the initial stigma and hesitation towards MCAs remains, and this may provide a competitive advantage to providers of other forms of alternative funding.

The decreasing stigma and recognition of the critical needs of small businesses met by MCA funding has made it an attractive area for well-recognized companies that have not traditionally participated in the alternative funding market. Some of these companies, including Shopify, have created MCA divisions to provide MCA funding as a complementary service to their existing small business customers.

As noted above, a significant issue within the MCA industry is procuring enough capital to meet merchant demand for MCAs. The entry of larger and established companies to the MCA market provides these companies with the advantage of (i) established name recognition, (ii) an existing merchant customer base that can be readily accessed for MCA offerings, potentially producing more volume and reducing third party fees owed for merchant advertising and recruiting, (iii) easier access to capital to support significant MCA volume, (iv) increased access to merchants’ financial and payment data, and (v) in the event that regulatory changes cause significant structural changes to the MCA industry, these companies may have greater resources in place to quickly adapt to such changes or be able to absorb the costs of such changes.

While the entry of established companies into the MCA market may increase the competition faced by our business, it also provides a discernable benefit as these companies bring increased credibility and attention to the MCA industry and highlight the availability of MCAs as a viable funding source to a broader array of small businesses.

Governmental Regulations

The MCA industry is subject to laws and regulations that apply to businesses in general, including laws and regulations that address information privacy, unfair or deceptive acts or practices, and credit reporting, among other legal requirements.

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Because MCAs are structured as purchases and sales of receipts or future cashflow from revenue, instead of loans, the MCA industry has not historically been subject to specific laws and regulations, such as licensing requirements, applicable to lenders. Recently, however, there has been increased legislative and regulatory scrutiny of the MCA industry, which could result in the enactment of specific laws and regulations.

There have been enactments in New York and California and discussions in several other states to implement regulations on the industry. State usury laws may not apply against merchant cash advance providers, but New York and California, for example, have state laws requiring merchant cash advance providers and other nonbank lenders to provide disclosures similar to those required under the Truth in Lending Act. These laws were enacted in order to create more transparency for small business borrowers surrounding their application for credit from nonconventional banking institutes.

There are also federal laws that apply to the industry. The Federal Trade Commission (FTC), for example, has the authority to sue merchant cash advance providers that engage in deceptive or predatory lending practices. Any merchant cash advance provider that engages in unfair or deceptive trade practices can be subjected to compensatory damages, civil penalties, and a permanent injunction from marketing, selling, or collecting merchant cash advances.

The Gramm-Leach-Bliley Act (GLBA) has provisions that prohibit creditors from making false statements to obtain a customer’s bank account information. These laws apply to merchant cash advance providers.

Section 1071 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires covered financial institutions, including merchant cash advance providers, to collect and report to the Consumer Financial Protection Bureau (CFPB) data on small business applications for credit. The rules generally require financial institutions that originate at least 100 small business credit transactions annually to collect and report loan application, origination, and pricing information, as well as certain applicant/borrower demographic information, in a “small business lending application register.” For purposes of the rules, a small business is one with no more than $5 million of gross revenues in its most recent fiscal year.

The merchant cash advance industry faces potential regulation from the U.S. Department of Treasury. With the growing emergence of revenue-based funders and merchant cash advance providers as well as concerns raised by small business advocacy groups, the U.S. Department of Treasury (the “Treasury”) released a statement outlining its objectives regarding small business financing, calling for more robust small business borrower protections and effective oversight, with commentators arguing that small businesses should receive enhanced protections. The statement also details the Treasury’s desire to expand small business access to capital through partnerships between traditional and nontraditional lenders. The Treasury highlights two possible types of partnerships: (i) a referral partnership in which merchants that are unable to meet certain criteria or seeking products not offered by their financial institution are directed to a merchant cash advance provider or other alternative financing provider and (ii) co-branded or whitelabel partnerships, where financial institutions contract with non-traditional lenders to integrate technology services.

The legal requirements applicable to both non-traditional and traditional financing institutions may vary depending on the type of partnership. These laws may include consumer protection statutes and regulations, anti-money laundering regulations, and fair lending requirements, in addition to relevant state laws or regulations. Before engaging in these partnerships, traditional financiers may request all transactions be monitored by the institutions’ prudential regulator to the extent and merchant cash advance provider is performing functions on behalf of the financial institution. An increasing number of partnerships may cause the Treasury to re-examine registration requirements for non-traditional financing lenders, including merchant cash advance providers.

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We cannot predict whether there will be any regulations adopted either by the federal government or individual state governments with respect to the merchant cash advance industry. If any such regulations are adopted and implemented, such regulations could place restrictions on the industry that could adversely affect our business.

Intellectual Property

We believe that our intellectual property and proprietary rights are vital to our success. To protect our intellectual property and proprietary rights in our brand, technology, products, services, data, improvements and inventions, we plan to rely on a combination of patent, trademark, copyright, trade secret, and other laws, as well as contractual restrictions on disclosure, such as confidentiality agreements with strategic partners, employees, consultants and other third parties. However, we cannot guarantee that such laws or contractual restrictions will provide us with sufficient protection or that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how or trade secrets.

Furthermore, effective patent, trademark, trade dress, copyright, and trade secret protection may not be available in every region where we conduct business. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

Employees

We presently have 134 employees: Vincent Napolitano, our Chairman, Chief Executive Officer, Secretary, member of the Board of Directors, and a significant stockholder; Shaun Quin, our President and member of the Board of Directors, and a significant stockholder; Glen Steward, our Chief Strategy Officer and member of the Board of Directors and a significant stockholder; Katy Murless, our Chief Financial Officer effective September 1, 2025; and Vaughan Korte, our Chief Operating Officer effective September 1, 2025. In addition, our team includes 4 software engineers, 3 IT technicians, 20 administration staff, and 5 department managers. The balance of 102 employees are sales personnel located across New York, Florida, and the Dominican Republic.

Over time, we may be required to hire employees or continue to engage independent contractors in order to execute the projects necessary to grow and develop the business. These decisions will be made by our officers and directors, if and when appropriate.

Properties

Our real property at 1818 Park is discussed above. The Company has leased the following office locations:

1)       4300 N. University Drive Suite D-105 Lauderhill, Florida 33351. This location has a 3-year lease of which 1 year remains.

2)       Calle La Privada esquina Dominicana Numero 96, sector La Paz, Monsenor Nouel, R.D. Bonao, Dominican Republic. This location has a yearly lease with automatic renewal each year. June 2026 is the current expiry.

3)       Edificio JJ, en la calle Las Carreras, La Vega, R.D, Dominican Republic. This location has a yearly lease with automatic renewal each year. February 2026 is the current expiry.

4)       1025 Old Country Road, Suite 421, Westbury, NY 11590. The Company currently has a 6-year lease on the premises and is in the 3rd year of the term.

Legal Proceedings

Due to the nature of the Company's business, the Company may at times be subject to claims and legal actions. The Company is currently not involved in any material legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. We caution readers regarding certain forward-looking statements in the following discussion and elsewhere in this prospectus and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

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Results of Operations

Below is a summary of the results of operations for the years ended December 31, 2024, and 2023.

	For the Years Ended
	December 31,
	2024	2023	$ Change	% Change
Revenue
Financing fees	$12,787,262	$11,800,228	$987,034	8.4%
	12,787,262	11,800,228	987,034	8.4%

Cost of revenue
Cost of sales	2,358,114	3,497,364	(1,139,250)	(32.6%)
	2,358,114	3,497,364	(1,139,250)	(32.6%)

Gross profit	10,429,148	8,302,864	2,126,284	25.6%

Operating expenses
General and administrative expenses	7,814,809	5,318,338	2,496,471	46.9%
Allowance for credit losses	4,019,840	5,561,517	(1,541,677)	(27.7%)
Professional fees	2,517,381	1,728,146	789,235	45.7%
Total operating expense	14,352,030	12,608,001	1,744,029	13.8%

Loss from operations	(3,922,882)	(4,305,137)	(382,255)	(8.9%)

Interest expense	(4,643,396)	(3,350,913)	1,292,482	38.6%
Loss on write down of investment	(1,917)	(17,157)	(15,240)	(88.8%)
Gain on sale of fixed asset	4,230	—	4,230	100%
Foreign exchange loss	(38,760)	—	38,760	100%
Total other income (expenses)	(4,679,843)	(3,368,070)	1,311,773	38.9%

Net loss before income taxes	$(8,602,725)	$(7,673,207)	929,518	12.1%

Income tax expenses	(56,055)	—	56,055	100%
Net loss	(8,658,780)	(7,673,207)	985,573	12.8%

Preferred shares interest expense	(462,596)	(147,955)	314,641	212.70%
Net loss to common shareholders	(9,121,376)	(7,821,162)	1,300,214	16.6%

Net loss per common share – basic and diluted	$(0.10)	$(0.11)	(0.01)	(9.0%)
Weighted average common shares outstanding – basic and diluted	92,638,720	68,039,666	24,599,054	36.1%
Comprehensive loss:
Net loss	(9,121,376)	(7,821,162)	1,300,214	16.6%
Unrealized gain on foreign currency translation	2,671	—	2,671	100%
Total comprehensive loss	$(9,118,705)	(7,821,162)	1,297,543	16.6%

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Revenue

Revenue increased by 8.4% in the amount of $987,034 for the year ended December 31, 2024, compared to the same period in 2023. The increase in revenue was mainly as a result of the acquisition of the Simplified Group of Companies. For the year ended December 31, 2024, $2,165,300 of revenue was derived from brokered commissions directly linked to the Simplified Group of Companies. The growth in revenue from the Simplified Group of Companies was offset by a decrease in direct revenue of 7.45% for the year ended December 31, 2024, compared to the year ended 2023 as well as a decrease in syndicated revenue of 8.34% for the year ended December 31, 2024, compared to the year ended 2023. The decline in direct and syndicated revenue is due to decreased deal flow for the year ended December 31, 2024, compared to the year ended 2023.

We expect that our revenues will increase in future quarters as a result of additional capital raised for direct funding expansion as well as the recent real estate acquisition. A increase in direct funding is driven by the acquisition of our own call center which boosts lead generation as well as the onboarding of new ISO partners.

Our cost of revenue decreased by 32.6% in the amount of $1,139,250 for the year ended December 31, 2024, compared to the year ended 2023. The decrease in the cost of revenue is the result of a lower volume of direct and syndicated deals funded for the year. The lower funding volume in syndicated deals has a direct impact on the amount of fees paid as well as commissions paid for funding or participating in a deal. Discounts also declined 37.62% and collection charges on defaulted accounts declined 43.37% for the year ended December 31, 2024 vs December 31, 2023

Gross profit increased by 25.6% in the amount of $2,126,284 for the year ended December 31, 2024, compared to the year ended 2023. The increase in gross profit is the result of the increase in revenue and the acquisition of the Simplified Group of Companies which resulted in additional revenue driven from brokered commissions.

Operating expenses

Operating expenses increased by 13.8% in the amount of $1,744,029 for the year ended December 31, 2024, compared to the year ended 2023. Listed below are the major changes to operating expenses:

General and administrative expense increased by $2,496,471 for the year ended December 31, 2024, compared to the year ended 2023, mainly as a result of the acquisition of the Simplified Group of Companies. The total amount of general and administrative expenses related to the Simplified Group of Companies for the year ended December 31, 2024 was $2,839,269

Allowance for credit losses decreased by $1,541,677 for the year ended December 31, 2024, compared to the year ended 2023, mainly as a result of improved underwriting and fewer deals concluded for the year.

Professional fees increased by $789,235 for the year ended December 31, 2024, compared to the year ended 2023, primarily due to costs related to audits and legal fees in relation to the Company’s desire to pursue the public listing.

We expect our overall operating expenses to increase on a quarterly basis for the balance of the year and into 2026 as we further implement our business plan. We expect increases in future quarters over all major categories as we engage in efforts to increase brand awareness with our products and services, including advertising campaigns and investor relation services. We also expect an increase in general operating costs and growth initiatives as we ramp up operations and seek to expand them.

We also anticipate that our professional fees will increase following our initial public offering as an SEC reporting issuer, and the increased fees for auditors, accountants and legal professionals for legal and accounting compliance.

Other expense

Other expense increased by $1,311,773 for the year ended December 31, 2024, compared to the year ended 2023, primarily as a result of increased interest expense on our outstanding notes.

Net Loss

We recorded a net loss of $8,658,780 for the year ended December 31, 2024, as compared with a net loss of $7,673,207 for the year ended 2023.

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Below is a summary of the results of operations for the six months ended June 30, 2025, and 2024.

	Six Months Ended
	June 30, 2025	June 30, 2024	$ Change	% Change

Revenue	$6,680,404	6,452,878	$227,526	3.5%

Cost of revenue	1,376,405	1,124,985	251,420	22.3%

Gross profit	5,303,999	5,327,893	(23,894)	(0.4%)

Operating expenses:
General and administrative expenses	4,181,244	3,654,890	526,354	14.4%
Provision for bad debt expense	1,047,374	2,562,242	(1,514,868)	(59.1%)
Professional fees	1,327,412	1,147,580	179,832	15.7%
Total operating expenses	6,556,030	7,364,712	(808,682)	(11%)

Loss from operations	(1,252,031)	(2,036,819)	(784,788)	(38.5%)

Other income (expense):
Interest expense	(2,782,617)	(2,127,670)	654,947	30.8%
Interest income	64,583	—	64,583	100%
Loss on write down of investment	—	(1,685)	(1,685)	(100%)
Other loss	(12,461)	(12,154)	307	2.5%
Total other expenses, net	(2,730,495)	(2,141,509)	588,986	27.5%

Net loss before income taxes	(3,982,526)	(4,178,328)	(195,802)	(4.7%)

Income tax provision	—	—
Net loss	(3,982,526)	(4,178,328)	(195,802)	(4.7%)

Preferred shares interest expense	(349,212)	(214,946)	134,266	62.5%

Net loss to common shareholders	(4,331,738)	(4,393,274)	(61,536)	(1.4%)

Net loss per common share - basic and diluted	(0.04)	(0.05)	(0.01)	(20%)

Weighted-average common shares outstanding - basic and diluted	106,508,850	91,136,916	15,371,934	16.9%

Comprehensive loss:
Net loss	(4,331,738)	(4,393,274)	(61,536)	(1.4%)
Unrealized gain (loss) on foreign currency translation	2,480	(453)	2,933	647.5%

Total comprehensive loss	(4,329,258)	(4,393,727)	(64,469)	(1.5%)

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Revenue

Revenue increased by 3.5% in the amount of $227,526 for the six months ended June 30, 2025, compared to the same period in 2024. The increase in revenue was a result of increased deal flow for syndicated deals and an increase in brokerage commissions mainly driven by improved call center operations. Brokered commissions increased 44.10% for the six months ended June 30, 2025, compared to the same period in 2024. Direct funding revenue decreased 28.94% and syndicated revenue increased 17.01% for the six months ended June 30, 2025, compared to the same period in 2024. Origination income reduced 40.31% for the six months ended June 30, 2025, compared to the same period in 2024 due to less direct deal volume.

Our cost of revenue increased by 22.3% in the amount of $251,420 for the six months ended June 30, 2025, compared to same period ended 2024. The increase in cost of revenue is mainly the result of increased fees with syndication partners due to the funding mix as well as increased collection fees from defaulted accounts. The increased volume of syndicated deals resulted in a 11.85% increase in fees for the six months ended June 30, 2025, compared to same period ended June 2024. Collection charges on defaulted deals increased from $4,165.01 for the period ended June 2024 to $74.267 for the period ended June 2025.

Gross profit decreased by 0.4% in the amount of $23,894 for the six months ended June 30, 2025, compared to same period ended 2024. The decrease in gross profit is the result of higher cost of sales offset by increased revenue.

We expect that our revenues will increase in future quarters as a result of additional capital raised for direct funding expansion as well as the recent real estate acquisition. A increase in direct funding is driven by the acquisition of our own call center which boosts lead generation as well as the onboarding of new ISO partners.

Operating expenses

Operating expenses decreased in the amount of $808,682 for the six months ended June 30, 2025, compared to the same period in 2024. Listed below are the major changes to operating expenses:

General and administrative expense increased by $526,354 for the six months ended June 30, 2025, compared to the same period in 2024, mainly as a result of increased payroll costs driven by the increase in call center agents and higher commissions driven by higher revenue. Payroll costs increased 17.14% for the six months ended June 30, 2025, compared to the same period in 2024. Other drivers for the increase in general and administration expenses include an increase in marketing cost of 23.8% as well as insurance costs (358.91%) due to the implementation of additional insurance policies. Telephone expenses, dues and subscriptions, travel and computer expenses also increased slightly for the six months ended June 30, 2025, compared to the same period in 2024.

Bad Debt allowance for credit losses decreased by $1,514,868 for the six months ended June 30, 2025, compared to the same period in 2024, as a result of lower overall funding and reduced defaults from syndication partners and direct due to better deal management.

Professional fees increased by $179,832 for the six months ended June 30, 2025, compared to the same period in 2024, mainly due to an increase in accounting fees related to audit finalization and quarter closes.

We expect our overall operating expenses to increase on a quarterly basis for the balance of the year and into 2026 as we further implement our business plan. We expect increases in future quarters over all major categories as we engage in efforts to increase brand awareness with our products and services, including advertising campaigns and investor relation services. We also expect an increase in general operating costs and growth initiatives as we ramp up operations and seek to expand them.

We also anticipate that our professional fees will increase following our initial public offering as an SEC reporting issuer, and the increased fees for auditors, accountants and legal professionals for legal and accounting compliance.

Other expense

Other expenses increased by $588,986 for the six months ended June 30, 2025, compared to the same period in 2024, primarily as a result of increased interest expenses related to notes payable.

Net Loss

We recorded a net loss of $4,331,738 for the six months ended June 30, 2025. The net loss for the same in 2024 was $4,393,274.

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Liquidity and Capital Resources

As part of our strategy to strengthen financial sustainability, we are focused on reducing and restructuring our current debt obligations. The company currently holds approximately $35,991,767 million in debt notes, with plans to repay or refinance a substantial portion using proceeds from the IPO and subsequent equity offerings. Our priority is to eliminate the highest-cost debt first, as this will have a direct impact on improving our bottom-line profitability. With annual interest payments currently at approximately $5.5 million, we estimate that reducing our debt load could add between $2.5 million and $5.5 million annually to our net income, depending on the Company’s ability to successfully raise sufficient equity to pay down the debt. This could position the Company for profitability within two to 3 years. Additionally, we anticipate that implementing our proprietary software platform across operations will streamline efficiencies without requiring additional capital allocation to operating expenses, allowing for scalable growth without increasing costs.

The following is a summary of the cash and cash equivalents as of June 30, 2025, and December 31, 2024.

	June 30, 2025	December 31, 2024	$ Change	% Change
Cash, cash equivalents and restricted cash	$900,109	2,751,386	$(1,851,277)	(67.3%)

Summary of Cash Flows

Below is a summary of our cash flows for the six months ended June 30, 2025 and 2024.

	Six Months Ended
	June 30, 2025	June 30, 2024
Net cash used in operating activities	(5,241,052)	(3,814,831)
Net cash provided by (used in) investing activities	(5,135,189)	(563,217)
Net cash provided by financing activities	8,525,000	4,300,000
Net change in cash, cash equivalents and restricted cash	(1,851,241)	(78,048)

Operating activities

Net cash used by operating activities was $5,241,052 during the six months ended June 30, 2025, and consisted of a net loss of $4,331,738, and increased by net changes in operating assets and liabilities of $2,999,365, mainly offset by non-cash items including $1,047,374 in bad debt expense.

Net cash used in operating activities was $3,814,831 during the six months ended June 30, 2024, and consisted of a net loss of $4,393,274, offset by net changes in operating assets and liabilities of $2,885,646, and by non-cash items including $2,562,242 in bad debt.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2025, was $5,135,189 and consisted of fixed asset and business purchases.

Net cash used in investing activities for the three months ended June 30, 2024, was $563,217 and consisted of the purchase of the business in the Simplified acquisition.

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Financing activities

Net cash provided by financing activities was $8,525,000 for the six months ended June 30, 2025, and consisted of proceeds from notes payable and preferred shares proceeds.

Net cash provided by financing activities was $4,300,000 for the six months ended June 30, 2024, and consisted mainly of proceeds from notes payable.

Since our inception, we have financed our operations through private placements of common and preferred stock, convertible notes, and unsecured debt, and we have also issued debt in our company secured by all of our assets. As of June 30, 2025, we had notes payable of $35,991,767. We expect to continue to experience high interest payments in the future as a result of our outstanding liabilities.  If we are unable to generate sufficient revenues and/or additional financing to service this debt, there is a risk the lenders will call the notes, secure our assets, as to those applicable secured notes, and demand payment. If after all these recourses are exhausted and the debt becomes unresolvable, like any other company, there’s a risk we could go out of business.

Going Concern

The Company has an accumulated deficit of $35,848,153 as of December 31, 2024 and a net loss of $8,658,780 and negative cash generated from operating activities of $4,203,154 for the year ended December 31, 2024. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. However, the Company has established an ongoing source of revenues, but it is currently not sufficient to cover the Company’s operating costs, and therefore, the Company is dependent upon debt and equity financing to fund its operations. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. In July and August, 2025, the Company raised $1,250,000 through issuance of Series A preferred shares and in July 2025, the Company raised $386,150 through issuance of Common Stock. In July 2025, the Company acquired a mixed use property and management expects to generate additional revenues from the property and improve access to alternative funding partners. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiate collaboration agreements thereon. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. There have been no material changes to our critical accounting policies as described in the footnotes to our financial statements for the year ended December 31, 2024; however, we consider our critical accounting policies to be those related to.

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Principles of Consolidation

The Company prepares its consolidated financial statements on the accrual basis of accounting. All intercompany accounts, balances and transactions have been eliminated in the consolidation as at, December 31, 2024 and December 31, 2023.

Revenue Recognition

The Company’s main source of revenue is through agreements for the purchase and sale of future receivables/receipts, commonly referred to as a Merchant Cash Advance. Under the contract, the Company will agree to purchase a specified amount of the customer’s future receipts/receivables (the “Purchased Amount”) at a discount (the average discount being a factor of 1.4), in return for providing the customer with upfront proceeds (the “Purchase Price”). The customer is then contractually required to pay the cash related to the future receivables/receipts based on an estimated period which is dependent on the agreed-upon % of the customer’s future receivables/receipts that the customer collects until such time as the purchased receipts have been fully repaid. The average duration of a contract is currently between 8 -12 months. The difference between the Purchased Amount that the customer will repay, and the discounted Purchase Price amount that the Company pays for the future receivables/receipts, is considered the “discount”, which reflects the significant collection risk incurred by the Company for its purchase of future receivables/receipts. These purchase of future receipts arrangements do not constitute a revenue contract under ASC 606 "Revenue from Contracts with Customers". Accordingly, the Company accounts for them in accordance with ASC 310 "Receivables".

The Company recognizes revenue on remittances collected by applying the contractual discount to allocate the remittance against the initial principal held as a receivable and revenue. All upfront income from fees, such as origination and processing fees are booked as income on a straight-line method over the initial period of the contract. The same applies to all direct costs incurred upon the execution of the contract, which primarily consists of commissions paid to the Company’s internal sales team or external partners for sourcing the contract.

As of December 31, 2024, and 2023, deferred commissions cost included within account receivables was $842,924 and $919,280, respectively. Similarly, deferred origination fees included within account receivables was $192,033 and $335,679 as of December 31, 2024, and 2023, respectively.

Following table provides the revenue recognized from each offering

Revenue	December 31, 2024	December 31, 2023
MCAs Income and Fees	$10,225,976	$11,286,626
Brokerage Commissions	2,483,084	294,472
Management fee	44,874	—
Others	33,328	219,130
Total Revenue	$12,787,262	$11,800,228

Variable Interest Entities

We determine at the inception of each arrangement whether an entity in which we have made an investment or in which we have other variable interests is considered a variable interest entity (“VIE”). We consolidate VIEs when we are the primary beneficiary. We are the primary beneficiary of a VIE when we have the power to direct activities that most significantly affect the economic performance of the VIE and have the obligation to absorb the majority of their losses or benefits. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable GAAP.

Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is a VIE and, if so, whether we are the primary beneficiary.

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Property, equipment and leasehold improvements.

Property, equipment and leasehold improvements are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment or undertaking leasehold improvements includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

The estimated useful lives of depreciable assets are as follows:

Computers and equipment	3-5 years
Office furniture and fixtures	5-7 years
Vehicles	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life

Advance receivables

Advance receivables are recorded at net realizable value, net of an allowance for expected credit losses.

Credit Losses on Financial Instruments

For its financial instruments subject to credit risk, consisting of its receivables related to its MCA’s, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions as well as industry and geographical specific risks. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Movement of Credit Losses for the Year:

	Year ended
	December 31
	2024	2023
Balance, beginning of period	$16,102,278	$10,842,493
Current period provision	4,019,840	5,561,517
Write-offs	(1,087,141)	(301,732)
Recoveries	—	—
Balance, end of period	$19,034,976	$16,102,278

The Company had increased write-offs for the period ended December 31, 2024 mainly due to the closing of some of the syndication funds in which the Company participated.

The Company will write off any deals that are deemed to be uncollectible as advised by the Company’s third-party collections and legal team or in the event the merchant has filed for bankruptcy. With regards to deals where the Company has syndicated on the deal, the write off is done at the time the syndication partner identifies these deals are no longer collectable.

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Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has access to at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities, convertible note, notes payable, due to and from related parties and advanced receivables. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

Provision for Income Taxes

The Company accounts for income taxes in accordance with ASC 740 and other authoritative guidance utilizing the asset and liability method. This method requires the recognition of deferred assets or liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets or liabilities are calculated as the difference between the financial statements and the tax bases of assets and liabilities applying enacted tax rates in effect for the period in which the differences are expected to settle. The Company records deferred tax assets or liabilities when management determines it is more likely than not that the tax position will be sustained. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized due to the inability to generate sufficient taxable income in the period or of the character necessary to use the benefit of the deferred tax asset. On the basis of the evaluation, as of December 31, 2024, the Company has recorded a full valuation allowance against the Company’s net deferred tax asset.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The company has not identified any uncertain tax positions.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

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Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2024 and 2023, and expenses for the years ended December 31, 2024 and 2023, and cumulative from inception. Actual results could differ from those estimates made by management.

Stock Subscription Receivable

Stock subscription receivables are recorded when the shares have been issued against future services from the subscriber. Since the shares had already been issued and the expense will be recorded when the services are received from the subscriber, the Company recorded the amount as stock subscriptions receivable in the equity section of the consolidated balance sheets.

Warrants

The Company accounts for stock warrants granted either as a liability or equity in accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815-40”). Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event. Liability-classified warrants are measured at fair value on the issuance date and at the end of each reporting period. Any change in the fair value of the warrants after the issuance date is recorded in the consolidated statements of operations and comprehensive loss as a gain or loss. If warrants do not require liability classification under ASC 815-40, in order to conclude warrants should be classified as equity, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or another applicable GAAP standard. Equity-classified warrants are accounted for at fair value on the grant date with no changes in fair value recognized after the issuance date.

The Company has issued warrants to purchase shares of its common stock in connection with its financing activities. The Company classifies these warrants as equity and recorded the warrants at fair value as of the date of issuance on the Company’s consolidated balance sheet with no subsequent remeasurement. The issuance date fair value of the outstanding warrants was estimated using the Black-Scholes Model. The Black-Scholes Model required inputs such as the expected term of the warrants, expected volatility and risk-free interest rate. These inputs were subjective and required significant analysis and judgment. For the estimate of the expected term, the Company used the full remaining contractual term of the warrant. The estimate of expected volatility assumption is based on the volatility observed on the Company’s peer group. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the warrants.

Syndicate Payable

A portion of the Company’s direct funding portfolio are funded by syndication partners who participate alongside the Company in the deal and therefore economically benefit directly from the performance of the deal but also bare the risk with regards to nonperformance. The syndicated portion of an individual deal will vary based on the size of the deal or the syndicated partners participation threshold. All syndication partners sign participation contracts with the Company which details the relationship between the syndicate partner and the Company as well as any relevant collection fees the Company will receive under the relationship.

All deals and the syndicates participation are tracked separately in the Company’s customer relationship management (“CRM”) which operates on a wallet basis. The syndicate partner has access to the CRM and therefore has the ability to track the performance of every deal as well as monitor any payments received.

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Foreign Currency Translation and Transactions

The functional currency of our wholly owned subsidiaries is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date, and for revenues and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders’ equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the functional currency are included in other loss on the consolidated statements of operations.

Segment Reporting

The Company’s current source of revenue is from one main product, namely Merchant Cash Advances. Our revenue generation is limited to within the United States and although the Company is exploring alternative products to add to its alternative finance offering, none of these have been finalized yet. Our chief operating decision-maker (“CODM”) is our Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. We manage our operations and allocate resources as a single operating segment.

Leases

The Company applies the accounting guidance ASC 842, Leases. The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use. Operating leases are included in the accompanying consolidated balance sheets. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments is incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

Business Combinations

ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets.

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We use the acquisition method of accounting for business combination transactions, and, accordingly, recognize the fair values of assets acquired and liabilities assumed in our consolidated financial statements. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Goodwill and Intangible Assets

We recognize the excess of the purchase price over the fair value of identifiable net assets acquired at the acquisition date as goodwill. In accordance with ASC 350, Intangibles-Goodwill and Other (“ASC 350”), Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. If the fair value of the reporting unit is greater than the reporting unit’s carrying value, then the carrying value of the reporting unit is deemed to be recoverable. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value.

Identifiable intangible assets include developed technology, customer relationships, and trade names resulting from acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives on a straight-line basis. Acquired intangible assets are presented net of accumulated amortization on the consolidated balance sheets. We review the carrying amounts of intangible assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. We measure the recoverability of the asset group by comparing its carrying amount to the future undiscounted cash flows we expect the asset group to generate. If we consider the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value. In addition, we periodically evaluate the estimated remaining useful lives of long-lived intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation or amortization.

The Company amortizes intangible assets subject to amortization on the basis of their expected periods of benefit, generally 4 to 10 years. The Company does not have indefinite-lived intangible assets other than goodwill.

Useful life of the intangible assets are as follows:

Useful life (In years)
Trade Name	10
Developed Technology	4
Customer relationships	4

Deferred Consideration

The Company elected to account for the deferred consideration under ASC 825, Financial Instruments (“ASC 825”). Accordingly, deferred consideration was recognized at their fair value at the closing of the transaction and are subsequently remeasured each reporting period with changes in fair value recorded in other income (expense) in the consolidated statements of operations and comprehensive loss until settlement. The fair value of the deferred consideration was determined by discounting future payments using the Company’s cost of borrowing.

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Subsequent Event

The Company evaluated subsequent events through the date when financial statements are issued for disclosure consideration.

Adoption of Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280 - Improvements to Reportable Segment Disclosures. ASU 2023-07 will improve reportable segment disclosure requirements, primarily through enhanced annual and interim disclosures about significant segment expenses that are regularly provided to the CODM. The disclosure required under ASU 2023-07 is required for public entities with a single reportable segment. ASU 2023-07 will be effective for the Company for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025. The amendments of this guidance apply retrospectively to all prior periods presented in the consolidated financial statements. Early adoption is permitted. The amendments were applied retroactively to all prior periods presented in the consolidated financial statements and adoption of ASU 2023-07 do not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s Consolidated results of operation, financial position or cash flow.

MANAGEMENT AND BOARD OF DIRECTORS

The following table lists, as of the date of this prospectus, the names, ages and positions of the individuals who serve as executive officers and directors of FAVO:

Name	Age	Principal Positions with Us	Date Commenced Serving as Director
Vincent Napolitano	53	Chief Executive Officer, Chairman, Secretary and member of the Board of Directors	December 12, 2018
Shaun Quin	43	President and member of the Board of Directors	September 15, 2019
Glen Steward	54	Chief Strategy Officer and member of the Board of Directors	January 18, 2024
Katy Murless	41	Chief Financial Officer and Treasurer	n/a
Vaughan Korte	42	Chief Operating Officer	n/a

Set forth below is a brief description of the background and business experience of our directors and executive officers.

Vincent Napolitano

Vincent Napolitano is the Founder, CEO and Director of FAVO Capital, Inc. He has worked for the company for the past 5 years in such capacities. With over two decades of experience in finance and business development, he has been instrumental in establishing the Company as a trusted partner for businesses seeking alternative financial solutions. Prior to founding the Company, Vincent spent 25 years on Wall Street, holding key positions at prominent firms and developing expertise in structuring complex financial deals. He also served as Chief Investment Officer for multiple special purpose vehicles (SPVs), acquiring private stock in pre-IPO unicorn companies such as Facebook and Twitter.

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Aside from that provided above, Vincent does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Vincent is qualified to serve on our Board of Directors because of his experience and expertise in corporate finance and business development.

Shaun Quin

Shaun Quin is a Founding Member, President and Director of FAVO Capital, Inc. He has worked for the company for the past 5 years in such capacities. He oversees the company’s mission to provide innovative and efficient private credit solutions to small and medium-sized businesses. With over 20 years of global experience as a partner, investor, and director, Shaun has played a key role in shaping the Company’s strategic growth. His expertise in fostering collaboration, building high-performance teams, and developing financial solutions has helped position the company as a leader in private credit.

Aside from that provided above, Shaun does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Shaun is qualified to serve on our Board of Directors because of his experience and expertise in corporate finance and business development.

Glen Steward

Glen Steward serves as Chief Strategy Officer of FAVO Capital, Inc. He has over 28 years of investment and trading experience. For the past 5 years, Mr. Steward has served as Chief Investment Officer, Director, and Shareholder of Foundation Fund Managers; Chief Investment Officer, Director, and Shareholder of Secure Clear Trade Finance; Director and Developer of Southern Spirit Properties (Sardinia Bay Estate project); and Chairman of Stewards Investment Capital.

Aside from the positions noted above, Mr. Steward does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Steward is qualified to serve on our Board of Directors because of his experience in corporate finance, investment management, and business development.

Katy Murless

Katy Murless is the Chief Financial Officer of FAVO Capital, Inc., a position she assumed effective September 1, 2025. She joined Stewards Investment Capital on December 1, 2024, where she served as Head of U.S. Operations with responsibility for corporate finance, private credit, tax structuring, and investment analysis. From mid 2019 to late 2024, Ms. Murless took time away from professional employment to focus on her family. Earlier in her career, she worked at Deloitte in audit and later at Abax Investments as an assistant portfolio manager overseeing the equity portion of a multi-asset fund. A Chartered Financial Analyst (CFA) and Chartered Accountant, she has over 15 years of experience in financial leadership and investment management.

Aside from that provided above, Katy does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Vaughan Korte

Vaughan Korte is the Chief Operating Officer of FAVO Capital, Inc., a position he assumed on September 1, 2025, after serving as the Company’s Chief Financial Officer since October 2021 and initially in an advisory capacity for two years. Prior to joining the Company, Vaughan spent a decade at Adidas AG, most recently as Senior Director of Finance for the Middle East and North Africa, where he oversaw financial operations across 60 countries and managed budgets exceeding $500 million. With over 15 years of financial leadership experience, Vaughan now focuses on operational execution and scaling FAVO’s business platform, ensuring alignment.

Aside from that provided above, Vaughan does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

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Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

No family relationships exist between or among the directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers, during the past ten years has:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which the person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, the person's involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or been associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in this Prospectus, to the Company’s knowledge, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board of Directors.

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Committees of the Board

As a controlled company under Nasdaq Listing Rule 5615(c), we are exempt from certain corporate governance requirements, including the requirement to have a majority of independent directors on our board, an independent nominating committee, and an independent compensation committee. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Our Board of Directors currently has no separate committees, and our Board of Directors acts as the Audit Committee, Nomination and Corporate Governance committee and the Compensation Committee. The functions of those committees are being undertaken by our Board because we do not currently have any independent directors, and our Board believes that it is essential to establish such committees as this would provide independence and show good corporate governance and benefit our Company. We currently do not have an audit committee financial expert serving on our Board of directors.

The Board is actively searching to identify these key individuals that can be appointed to Non-Executive Board Member roles. These individuals once appointed will make up the majority of the Board.

The Company plans to appoint at least three independent directors to serve on our board of directors and as chairpersons and members of the following committees, which we intend to form prior to the closing of this offering:

•	Audit Committee

•	Nominating and Corporate Governance Committee

•	Compensation Committee

Shareholder Communications

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at 1025 Old Country Road Suite 421 Westbury, New York 11590 Attention: Corporate Secretary or Contact Investor Relations - ir@favocapital.com, Investor Brand Network, 1108 Lavaca Stree, Austin, TX 78701

Shareholders who would like their submission directed to a member of the board may so specify, and the communication will be forwarded, as appropriate.

Oversight of Risk Management

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, financial risks, legal and regulatory risks and others, such as the impact of competition. Management is responsible for the day-to-day management of the risks that we face, while our Board has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors is responsible for satisfying itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our Board of Directors assesses major risks facing our Company and options for their mitigation in order to promote our stockholders’ interests in the long-term health of our Company and our overall success and financial strength. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The involvement of our full Board of Directors in the risk oversight process allows our Board of Directors to assess management’s appetite for risk and also determine what constitutes an appropriate level of risk for our Company. Our Board of Directors regularly includes agenda items at its meetings relating to its risk oversight role and meets with various members of management on a range of topics, including corporate governance and regulatory obligations, operations and significant transactions, risk management, insurance, pending and threatened litigation and significant commercial disputes.

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Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of ethical conduct that applies to our principal executive officer, principal financial officer and senior financial management. This code of ethical conduct is embodied within our Code of Business Conduct and Ethics, which applies to all persons associated with our Company, including our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). In order to satisfy our disclosure requirements under Item 5.05 of Form 8-K, we will disclose amendments to, or waivers of, certain provisions of our Code of Business Conduct and Ethics relating to our chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions on our website promptly following the adoption of any such amendment or waiver.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Named Executive Officers

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during years ended 2024 and 2023    awarded to, earned by or paid to our executive officers.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Vincent Napolitano	2024	$233,610	$706,881	$940,491
Chief Executive Officer, Secretary and Director	2023	$171,685	$707,333	$879,018

Shaun Quin	2024	$138,507	$395,659	$534,166
President and Director	2023	$128,413	$410,550	$538,963

Glen Steward	2024	$21,841	$0	$21,841
Chief Strategy Officer and Director	2023	$0	$0	$0

Vaughan Korte	2024	$26,250	$184,513	$210,763
Chief Financial Officer and Treasurer	2023	$0	$163,998	$163,998

Compensation includes payroll, compensation under the management and consulting agreements, vehicle allowance, fuel and medical expenses. The compensation under the management agreement includes payments made to FAVO Holdings LLC, which is currently owned 65% by Vincent Napolitano and 35% by Shaun Quin. The compensation under the consulting agreement includes payments made to Korte LLC, a company owned 50% by Vaughan Korte.

During the years ended December 31, 2024 and 2023, the Company incurred costs of $83,482 and $0, respectively, payable to Korte LLC for CFO services. The Company’s CFO has transitioned from a full-time consultant to now an Officer of the Company under the employment agreement effective June 1, 2024.

Outstanding Equity Awards at Fiscal Year End

There were no outstanding equity awards held by our executive officers as of December 31, 2024 or 2023.

On August 21, 2024, our Board of Directors approved the adoption of the Favo Capital, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to foster and promote the Company’s long-term financial success and increase stockholder value by motivating performance through incentive compensation. The Incentive Plan is intended to encourage participants to acquire and maintain ownership interests in the Company and to attract and retain the services of talented individuals upon whose judgment and special efforts the successful conduct of our business is largely dependent.

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A total of 20,000,000 shares of common stock are reserved and may be issued under the Incentive Plan. The Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units and other securities to our employees, officers, directors and consultants.

The Incentive Plan became effective upon its approval by the stockholders holding the majority of the voting power on August 21, 2024, and, unless earlier terminated, will continue until August 21, 2034. No securities have yet been issued under the Incentive Plan.

Compensation of Directors

During the year ended December 31, 2024 and 2023, no director of the Company received compensation from us as compensation for their services as director.

The company plans to implement a Director Compensation Policy and Plan in Q2 of 2025.

Employment Agreements

On August 21, 2024, our Board of Directors approved employment agreements in favor of our Chief Executive Officer, Vincent Napolitano, and our President, Shaun Quin, our Chief Financial Officer, Vaughan Korte and our Chief Strategy Officer, Glen Steward.

The employment agreement with Mr. Napolitano provides that we will compensate him with a yearly salary of $218,270. Mr. Napolitano will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Napolitano agreed to a three month non-solicit restrictive covenant following departure.

The employment agreement with Mr. Quin provides that we will compensate him with a yearly salary of $138,528. Mr. Quin will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Quin agreed to a three month non-solicit restrictive covenant following departure.

The employment agreement with Mr. Korte provides that we will compensate him with a yearly salary of $33,800. Mr. Korte will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Korte agreed to a three month non-solicit restrictive covenant following departure.

On March 1, 2025, we amended the employment agreement for Mr. Korte, by increasing his bi weekly pay from $1,300.00 to $11,601.60.

On September 1, 2025, Mr. Korte’s employment agreement was amended in connection with his transition to Chief Operating Officer to include a monthly car allowance of up to $1,200, together with coverage of insurance premiums.

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The employment agreement with Mr. Steward provides that we will compensate him with a yearly salary of $27,700. Mr. Steward will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Steward agreed to a three month non-solicit restrictive covenant following departure.

On September 1, 2025, we entered into an employment agreement for Ms. Murless.

The employment agreement with Ms. Murless provides that we will compensate her with a yearly salary of $185,000. She does not receive any equity compensation under her agreement. Ms. Murless is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. She is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of her term unless she is terminated for cause, or she voluntarily terminates. Ms. Murless agreed to a three-month non-solicit restrictive covenant following departure.

Consulting Agreement

Effective June 1, 2023, we entered into a consulting agreement with Favo Holdings, LLC to provide management consulting services to our company in exchange for monthly payments of $85,000.

Pension Benefits and Nonqualified Deferred Compensation

The Company offers eligible full-time employees participation in a 401K plan. The plan provides for an annual company contribution. In addition, employees may contribute a portion of their salary to the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the number of shares of our voting stock beneficially owned, as of September [*], 2025, by (i) those persons known by us to be owners of more than 5% of our voting stock, (ii) each director, (iii) our Named Executive Officers, and (iv) all executive officers and directors as a group:

Name and Address of Beneficial Owner	Common Stock		Series A Preferred Stock		Series B Preferred Stock
	Number of Shares Owned	Percent of Class(1)(2)	Number of Shares Owned	Percent of Class(1)(2)	Number of Shares Owned	Percent of Class(1)(2)
Vincent Napolitano(3)	40,399,524	—	—	—	—	—
Shaun Quin(4)	20,099,913	—	—	—	—	—
Katy Murless	—	—	—	—	—	—
Glen Steward(5)	27,541,500	—	64,020,000	100%	10,000,000(7)	100%
Vaughan Korte	3,219,062	—	—	—	—	—

All Directors and Executive Officers as a Group (4 persons)
5% Holders
Liro Holdings(6)	11,100,000	—	—	—	—	—

* Less than 1%

(1)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants.
(2)	The percent of class is based on [*] shares of common stock outstanding, 64,020,000 shares of Series A Preferred Stock, and 10,000,000 shares of Series B Preferred Stock outstanding as of September [*], 2025.
(3)	All shares held in VK Nap Family Trust in which Mr. Napolitano has voting and dispositive control.
(4)	All shares held by S&T Quin Family Limited Partnership, in which Shaun Quin has voting and disposition control.
(5)	Forfront Capital, LLC, Stewards Investment Capital Limited and Stewards International Funds PCC on behalf of the Stewards Private Credit Fund are affiliate shareholders and Glen Steward, our director, Bilal Adam and Nathaniel Tsang Mang Kin have voting and dispositive authority over these shares. Includes 22,642,500 shares of common stock, 64,020,000 shares of Series A Preferred Stock, 4,830,000 shares of common stock available from warrants, and 69,000 shares of common stock available from prefunded warrants. Also includes 10,000,000 shares of Series B Preferred Stock that is subject to a voting agreement in favor of the founders of our company, with our president holding an irrevocable proxy to vote these shares.
(6)	Rocco Trotta has voting and dispositive control over these shares.
(7)	Forfront Capital, LLC is a party to a voting agreement dated [date], under which it agree to vote its Series B Preferred Stock (50 votes per share) at the direction of the Founders, as a group, resulting in approximately [*]% of the total voting power for director elections.

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Certain Relationships and Related Transactions

The following is a summary of transactions since the periods ended December 31, 2024 and 2023 to which we have been a party in which the amount involved exceeded the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our then directors, executive officers or holders of more than 5% of any class of our stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest. See also “Executive Compensation” for additional information regarding compensation of related parties.

On May 31, 2023, the Company entered into an acquisition and financing agreement between the principals of FAVO Group, Vincent Napolitano and Shaun Quin, and Stewards Investment Capital Limited, beneficially owned by Glen Steward. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into FAVO Capital Inc.

On May 31, 2023, we entered into an acquisition and financing agreement between the principals of FAVO Group LLC and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. As consideration for the transfer, we agreed to pay a purchase price of $14,200,000 in cash, Senior Secured Notes and Common Stock. We raised the financing for this transaction by selling 18 million shares of our Series A Preferred Stock at $0.25 for total of $4,500,000. Out of this $5 million, $ 4,500,000 million cash has been to the principles of FAVO Group for the transfer of their membership. Half of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

The Company currently has an outstanding debt note from its acquisition of the FAVO Group of Companies due to Vincent Napolitano and Shaun Quin, dated June 1, 2023, in the aggregate principal face value amount of $4,700,000, which requires payments of $1,500,000 on May 31, 2024, which has been made, $1,600,000 due on May 31, 2025, which has been made, and the final payment due on May 31, 2026 for $1,600,000. The interest rate per annum is variable on the three payments of 6%, 3% and 1%, respectively. The balance due on this note as of December 31, 2024 and 2023, was $3,200,000 and $4,700,000, respectively. The outstanding balance on this note as of June 30, 2025 was $1,600,000.

Effective June 1, 2023, we entered into a consulting agreement with Favo Holdings, LLC (Vincent Napolitano and Shaun Quin) to provide management consulting services to our company in exchange for monthly payments of $85,000. During the years ended December 31, 2024 and 2023 the Company incurred costs of $1,020,000 and $510,000, respectively, under the management agreement between FAVO Holdings LLC and the Company.

During the years ended December 31, 2024 and 2023, the Company received $2,800,000 and $1,366,000 from its revolving note agreement with FAVO Holdings and paid back $4,300,000 and $2,562,000, respectively. The balance due on this note as of December 31, 2024 and 2023, was $0 and $1,500,000, respectively.

During the years ended December 31, 2024 and 2023 the Company paid interest on the notes payable of $210,142 and $268,825, respectively, to FAVO Holdings LLC.

During the years ended December 31, 2024 and 2023 the Company paid expenses on behalf of FAVO Holdings LLC in the amount of $119,587 and $5,945, respectively. As at December 31, 2024 and 2023, $15,418 and $135, respectively, remained outstanding.

On July 7, 2023, the Company issued 15,000,000 shares of common stock to a Stewards Investment Capital Limited to serve on the advisory board for a period of 3 years term as per the advisory board agreement. The Company recorded the issuance of shares as stock subscription receivable, as services are not yet rendered and amortizing the same over the 3 years term. For the years ended December 31, 2024 and 2023, the company amortized an amount of $1,250,004 and $729,169, respectively, from stock subscription receivable. During the years ended December 31, 2024 and 2023, Stewards Investment Capital Limited also received cash compensation of $240,000 and 120,000, respectively, for advisory board services. For the six months ended June 30, 2025 and 2024, the Company amortized an amount of $625,002 each from stock subscription receivable. For the three months ended June 30, 2025 and 2024, the Company amortized an amount of $312,501 each from stock subscription receivable.

On July 17, 2025, the Company entered into a revolving promissory note agreement with VK Nap Family, LLC for $1,500,000, promissory note bears interest at 12% per annum and has a one year term. VK Nap Family LLC is owned by living trusts of Mr. Vincent Napolitano, CEO of the Company and his wife Mrs. Kathleen Napolitano.

Effective August 1, 2025, the Company transferred its 100% interest in FC Sub Fund LLC (the “VIE”) to Forfront Capital LLC for a consideration of $1. Forfront is beneficially owned by Glen Steward. The VIE was not previously consolidated by the Company, as the Company was not the primary beneficiary of the VIE. The Company is still continuing its involvement with the entity in the form of a 2% management fee arrangement for managing the VIE’s assets.

Also on August 25, 2025, we entered into a Conversion Agreement with Forfront, LLC, an affiliate of our company, for it to convert 10,000,000 shares of Series A Preferred Stock into 10,000,000 shares of our newly created Series B Preferred Stock.

Finally, on August 25, 2025, we entered into Voting Agreement with Forfront, LLC, in which Forfront agreed to vote its shares of Series B Preferred Stock in accordance with the direction of our founders, which includes Vincent Napolitano, Shaun Quin and Glen Steward, with the President of our company receiving an irrevocable proxy from Forefront to vote its shares in accordance with the direction of our founders.

The conversion to Series B Preferred Stock and the Voting Agreement are part of a strategic initiative to streamline our capital structure, enhance governance control during a critical phase involving corporate rebranding, and align leadership with long-term objectives without diluting economic interests of non-affiliate shareholders. The Board determined this related-party transaction to be fair under Nevada law and ratified it by majority voting power.

On September 1, 2025, the Company entered into a debt financing arrangement with Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund), pursuant to which it may raise up to $50 million through the issuance of unsecured and unsubordinated debt notes (the “Favo Debt Notes”). The debt carries a fixed annual interest rate of 8.00%, with a maturity date in August 2030. In connection with this financing, the Company also agreed to issue warrants to the noteholder, exercisable for ordinary shares at a fixed price of $0.76 per share. The warrants are subject to a delayed exercise period, commencing no earlier than 12 months following an IPO or the maturity date, whichever is later, and are structured to minimize dilution around the time of the Company’s planned public offering. Proceeds from the issuance of the Favo Debt Notes are to be used exclusively for (i) refinancing existing indebtedness, which currently carries an effective annual interest rate of approximately 15% and matures in June 2026, and (ii) funding the Company’s general operational needs. This refinancing is intended to materially reduce cash interest expense, strengthen the Company’s balance sheet, and improve financial flexibility to support long-term growth.

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DESCRIPTION OF CAPITAL STOCK

We are offering shares of common stock in this offering at an assumed public offering price of $[•] per share. These shares are being issued pursuant to an underwriting agreement between us and the underwriter. You should review the underwriting agreement filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the applicable terms and conditions.

This description is intended as a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation (our “Articles”) and amended and restated bylaws, which are filed, or incorporated by reference, as exhibits to the registration statement of which this prospectus forms a part and to the applicable provisions of Nevada law.

Authorized and Outstanding Capital

Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.0001 per share and 100,000,000 shares of preferred stock, par value $0.0001 per share, with 81,250,000 shares designated as Series A preferred stock and 10,000,000 shares designated as Series B Preferred Stock.

As of September [*], 2025, there were [*] shares of Common Stock outstanding, 64,020,000 shares of Series A preferred stock outstanding and 10,000,000 shares of Series B Preferred Stock outstanding.

Common Stock

The following is a summary of the material rights and restrictions associated with our Common Stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding, shares of common stock are fully paid and nonassessable and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There is no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The following is a summary of the material rights and restrictions associated with our Preferred Stock.

We are authorized to issue 100,000,000 shares of preferred stock, $0.0001 par value per share. Pursuant to our Articles, the Board is authorized to authorize and issue preferred stock and to fix the designations, preferences and rights of the preferred stock pursuant to a board resolution without further stockholder authorization. Our Board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our Common Stock, diluting the voting power of our Common Stock, impairing the liquidation rights of our Common Stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our Common Stock.

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Series A Preferred Stock

Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company.

After twenty-four months, each share of Series A Preferred Stock may be converted into shares of common stock, the number of which is determined according to the following formula, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events: Conversion Amount ($0.25) / Conversion Price ($0.25).

In connection with any conversion, each holder of Series A Preferred Stock is subject to a beneficial ownership limitation of 9.99% of our outstanding common stock. By written notice to the Company, however, any holder may increase or decrease the ownership limitation to any other percentage; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to such holder sending such notice and not to any other holder.

The holders of Series A Preferred Stock vote together with the holders of Common Stock, the Series B Preferred Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis.

Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof.

The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

Series B Preferred Stock

On August 22, 2025, our board and shareholders approved the creation of Series B Preferred Stock and we later filed a certificate of designation with the State of Nevada. The certificate of designation provides that 10,000,000 authorized shares of preferred stock are designated as Series B Preferred Stock. The Series B Preferred Stock shall have no value in the event of the liquidation of our company or any rights to distributions declared by our company. After five years, the Series B Preferred Stock is convertible into shares of Common Stock on a one for one basis. Each share of Series B Preferred Stock is entitled to fifty (50) votes on any matter brought before the voting shareholders of our company.

Also on August 22, 2025, we entered into a Conversion Agreement with Forfront, LLC, an affiliate of our company, for it to convert 10,000,000 shares of Series A Preferred Stock into 10,000,000 shares of our newly created Series B Preferred Stock.

Finally, on August 22, 2025, we entered into Voting Agreement with Forfront, LLC, in which Forfront agreed to vote its shares of Series B Preferred Stock in accordance with the direction of our founders, which includes Vincent Napolitano, Shaun Quin and Glen Steward, with the President of our company receiving an irrevocable proxy from Forefront to vote its shares in accordance with the direction of our founders.

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Series C Preferred Stock

On May 9, 2025, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 18,750,000 Series C Preferred shares into 18,750,000 shares of common stock at par value $0.0001 of FAVO Capital Inc. On May 9, 2025, all outstanding shares of Series C preferred stock were converted on a one for one basis into common stock and distributed as follows; 1) VK Nap Family LLC, 10,359,375 shares 2) S&T Family Limited Partnership, 5,578,125 shares, and 3) Stewards Investment Capital, 2,812,500 shares.

On August 25, 2025, as a result of there being no outstanding shares of Series C Preferred Stock, we filed a withdrawal of the Certificate of Designation with the Nevada Secretary of State.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our Board and depends upon our earnings, if any, our capital requirements and financial position, and general economic conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Incentive Plan

On August 21, 2024, our Board of Directors approved the adoption of the Favo Capital, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to foster and promote the Company’s long-term financial success and increase stockholder value by motivating performance through incentive compensation. The Incentive Plan is intended to encourage participants to acquire and maintain ownership interests in the Company and to attract and retain the services of talented individuals upon whose judgment and special efforts the successful conduct of our business is largely dependent.

A total of 20,000,000 shares of common stock are reserved and may be issued under the Incentive Plan. The Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units and other securities to our employees, officers, directors and consultants.

The Incentive Plan became effective upon its approval by the stockholders holding the majority of the voting power on August 21, 2024, and, unless earlier terminated, will continue until August 21, 2034. No securities have yet been issued under the Incentive Plan.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Our Bylaws.

Provisions of our amended and restated articles of incorporation, and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

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Calling of Special Meetings of Stockholders.

Our Bylaws provide that special meetings of the stockholders, unless otherwise prescribed by statute, may be called by the Company’s President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. The request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted.

Removal of Directors; Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

Amendment of Bylaws. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting. The Board of Directors by a majority vote of the whole Board at any meeting may amend the Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

Transfer Agent and Registrar

ClearTrust, LLC, 16540 Pointe Village Dr. Suite 210 Lutz, FL 33558 +1 813-235-4490 www.cleartrustonline.com.

Reverse Stock Split

On August 7, 2025, our board and a majority of our shareholders approved a reverse stock split within the range of 1-for-2 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

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UNDERWRITING

The representative is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares
D. Boral Capital
Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative” or “D. Boral,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the representative’s over-allotment option described below.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[*] per share under the public offering price. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representative.

Over-Allotment Option

We have granted to the representative an option, exercisable within 45 days after the closing of this offering, to purchase up to an additional 15% of the total number of shares to be offered at the initial public offering price, less underwriting discounts and commissions. The representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Discount, Commissions and Reimbursements

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the representative’s option to purchase up to additional shares.

	Per Share		No Exercise		Full Exercise
Public offering price	$	[*]	$	[*]	$	[*]
Underwriting discounts and commissions to be paid by us	$	[*]	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	$	[*]

We have agreed to be responsible for and to pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the SEC; (b) all fees and expenses relating to the listing of the Common Stock on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as D. Boral may reasonably designate (including, without

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limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be D. Boral’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as D. Boral may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to D. Boral; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $20,000 of D. Boral’s actual accountable road show expenses for the offering; (j) the $29,500 cost associated with D. Boral’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (l) the fees for D. Boral’s legal counsel, in an amount not to exceed $175,000.

If the offering is not consummated, then the maximum amount we will pay with respect to D. Boral’s external counsel legal costs is $50,000. We have paid $30,000 to D. Boral as an advance to be applied towards reasonable out-of-pocket expenses (the “Advance”). Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximate $[*].

Bridge Financing

Other than the underwriting agreement and what follows, the underwriters have had no material relationship with us or any of our affiliates and have not owned any of our securities prior to this offering.

On September 9, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share.

The sale of the Units to the Purchasers closed on December 12, 2025. The aggregate gross proceeds to the Company from the December 2024 offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued 1,750,000 of the Common Units. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share. The sale of the Common Units to the Purchasers closed on July 30, 2025. The aggregate gross proceeds to the Company from the July 2025 offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the effectiveness deadline extension to December 31, 2025. As a result, the Company issued 487,500 shares of common stock and warrants to purchase 487,500 shares of common stock to the investors.

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The securities issued in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and until so registered the securities may not be offered or sold absent registration or availability of an applicable exemption from registration.

On May 30, 2024, the Company entered into an engagement agreement (the “Placement Agent Agreement”) with D. Boral Capital LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as placement agent for the issuance and sale of the Units. The Company has agreed to pay the Placement Agent an aggregate fee equal to 10.0% of the gross proceeds received by the Company from the sale of the Units in the offering. The Company will also reimburse the Placement Agent for its expenses up to $50,000.

The Purchase Agreement and the Placement Agent Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, the Investors and the Placement Agent, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement and the Placement Agent Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Determination of Offering Price

Before this offering, there has been a limited public market for our common stock. Accordingly, the public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the prospects for our Company and the industry in which we operate;

•	an assessment of our management;

•	our past and present financial and operating performance;

•	our prospects for future earnings;

•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of United States securities markets at the time of this offering; and

•	other factors deemed relevant.

Neither we nor D. Boral can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

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Underwriters’ Warrants

We have agreed to issue warrants to the representative to purchase a number of shares of Common Stock equal to 3% of the aggregate proceeds sold in this offering at an exercise price per share equal to 125.0% of the public offering price per share sold in this offering. The underwriters’ warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the effective date of the offering. The underwriters’ warrants also provide for piggyback registration rights, Black Scholes change in control provisions and customary anti-dilution provisions and adjustments in the number and price of such warrants and the shares underlying such warrants resulting from corporate events which would include dividends, reorganizations, mergers, etc. and future issuance of Common Stock or Common Stock equivalents at prices or with exercise and/or conversion prices below the offering price as permitted under FINRA Rule 5110(f)(2)(G).

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriters’ warrants nor any of our shares of Common Stock issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The underwriters’ warrants to be received by the representative and related persons in connection with this offering fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Lock-up Agreements

Each of our officers, directors, and significant shareholders, agrees that, without the prior written consent of the underwriter, it will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

Tail Period

D. Boral shall be entitled to a cash fee equal to eight percent (8.0%) of the gross proceeds received by the Company from the sale of any equity and/or equity derivative instruments to any investor actually introduced by D. Boral to the Company during the period beginning on [*], 2025 and ending on the earlier of (i) [*], 2025, or (ii) the final closing, if any, of the Offering (the “Engagement Period”) (a “Tail Financing”) and such Tail Financing is consummated during the Engagement Period or within twelve (12) month period following the expiration of the Engagement Period, provided that such financing is by a party actually introduced to the Company in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until twelve (12) months from the closing date of this offering, D. Boral shall have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, for all each and every future public and private equity and debt offerings, including all equity-linked financings (each, a “Subject Transaction”) of the Company. D. Boral will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. We agreed not to retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a subject transaction without the express written consent of D. Boral.

120

Stabilization, Short Positions, and Penalty Bids

The underwriters may engage in stabilizing transactions for the purpose of pegging, fixing, or maintaining the price of our Common Stock. Stabilizing transactions permit bids to purchase the underlying Common Stock so long as the stabilizing bids do not exceed a specific maximum. These stabilizing transactions may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that stabilizing transactions may have on the price of our Common Stock. These transactions may be affected on the Nasdaq Capital Market, in the over-the-counter market, or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market-making transactions in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price, not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Electronic Offer, Sale, and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of our shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Nasdaq Listing

In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under a symbol reflecting our new name of Stewards, Inc. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain civil liabilities arising under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

121

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Common Stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our Common Stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Stock to be offered so as to enable an investor to decide to purchase any shares of our Common Stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

122

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Common Stock in, from or otherwise involving the UK.

Hong Kong

Shares of our Common Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Common Stock.

Accordingly, the shares of Common Stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Stock may not be circulated or distributed, nor may the shares of our Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Common Stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Common Stock under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

123

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

EXPERTS

The Company’s financial statements for the year ended December 31, 2024, and December 31, 2023, included in this Prospectus have been audited by Turner, Stone and Company, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The Doney Law Firm will provide opinions regarding the validity of the shares of our common stock offered pursuant to this Prospectus. The address of the Doney Law Firm is 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113. Winston & Strawn LLP is acting as counsel for the underwriter with respect to the offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada corporate law and our bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. The SEC’s website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement of which this prospectus is a part.

124

125

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Favo Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Favo Capital, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses from operations and negative cash flows from operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.

We have served as the Company’s auditor since 2023. Dallas, Texas

April 15, 2025

F-1

FAVO CAPITAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash	$2,751,386	$1,147,295
Advance receivables (net of allowance for credit losses of $19,034,976 and $16,102,278 as of December 31, 2024 and 2023, respectively)	14,542,518	15,281,941
Due from related party	41,307	759
Other current assets	109,753	126,599
Total current assets	17,444,964	16,556,594

NON-CURRENT ASSETS:
Goodwill	1,219,134	—
Fixed assets, net of accumulated depreciation	143,806	120,683
Intangible assets, net of accumulated amortization	705,000	—
Operating lease right of use asset, net	352,262	314,970
Other assets	371	2,288
Total non-current assets	2,420,573	437,941

TOTAL ASSETS	$19,865,537	$16,994,535

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	1,528,228	652,462
Notes payable, related party	—	1,500,000
Syndicate payable	5,284,505	5,072,691
Due to related party - current	1,600,000	122,437
Deferred consideration - current	207,721	—
Operating lease obligation - current	146,280	88,009
Total current liabilities	8,766,734	7,435,599

NON-CURRENT LIABILITIES:
Operating lease obligation - noncurrent	203,369	229,848
Other non-current liabilities	—	45,400
Due to related party - noncurrent	1,600,000	4,700,000
Deferred consideration - noncurrent	351,172	—
Notes payable, net	32,229,267	25,163,642
Total non-current liabilities	34,383,808	30,138,890

TOTAL LIABILITIES	43,150,542	37,574,489

Commitments and Contingencies (Note 10)

STOCKHOLDERS’ DEFICIT

Series A Preferred stock, par value $0.0001 per share; 81,250,000 shares authorized; 37,020,000 and 28,420,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively.	3,702	2,842
Series C Preferred stock, par value $0.0001 per share; 18,750,000 shares authorized; 18,750,000 shares issued and outstanding as of December 31, 2024 and 2023.	1,875	1,875
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 97,479,734 and 87,554,734 shares issued and outstanding as of December 31, 2024 and 2023, respectively	9,748	8,755
Stock subscription receivable	(1,770,827)	(3,020,831)
Additional paid-in capital	14,315,979	9,154,182
Accumulated other comprehensive gain	2,671	—
Accumulated deficit	(35,848,153)	(26,726,777)
Total stockholders' deficit	(23,285,005)	(20,579,954)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$19,865,537	$16,994,535

The accompanying notes are an integral part of these consolidated financial statements

F-2

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2024	2023

Revenue	$12,787,262	$11,800,228

Cost of revenue	2,358,114	3,497,364

Gross profit	10,429,148	8,302,864

Operating expenses
General and administrative expenses	7,814,809	5,318,338
Allowance for credit losses	4,019,840	5,561,517
Professional fees	2,517,381	1,728,146
Total operating expense	14,352,030	12,608,001

Loss from operations	(3,922,882)	(4,305,137)

Interest expense	(4,643,396)	(3,350,913)
Loss on write down of investment	(1,917)	(17,157)
Gain on sale of fixed asset	4,230	—
Foreign exchange loss	(38,760)	—
Total other income (expenses)	(4,679,843)	(3,368,070)

Net loss before income taxes	(8,602,725)	(7,673,207)

Income tax expenses	(56,055)	—
Net loss	(8,658,780)	(7,673,207)

Preferred shares interest expense	(462,596)	(147,955)
Net loss to common shareholders	$(9,121,376)	$(7,821,162)

Net loss per common share – basic and diluted	$(0.10)	$(0.11)
Weighted average common shares outstanding – basic and diluted	92,638,720	68,039,666
Comprehensive loss:
Net loss	$(9,121,376)	$(7,821,162)
Unrealized gain on foreign currency translation	2,671	—
Total comprehensive loss	$(9,118,705)	$(7,821,162)

The accompanying notes are an integral part of these consolidated financial statements

F-3

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series C Preferred Stock		Series A Preferred Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Subscription receivable	Accumulated Deficit	Total Stockholders' Deficit

Balance - December 31, 2022	25,000,000	$2,500	—	$—	22,954,734	$2,295	$6,357,859	$—	$(17,720,634)	$(11,357,980)

Preferred stock conversion	(6,250,000)	(625)	—	—	25,000,000	2,500	(1,875)	—	—	—
Shares issued in common control acquisition.	—	—	—	—	20,000,000	2,000	4,998,000	—	—	5,000,000
Adjustment to equity for common control transaction.	—	—	—	—	—	—	(14,200,000)	—	—	(14,200,000)
Retained earnings Distribution	—	—	—	—	—	—	—	—	(1,184,982)	(1,184,982)
Common stock issued for services	—	—	—	—	17,200,000	1,720	4,298,280	—	—	4,300,000
Issuance of common stock for the promissory note extension	—	—	—	—	2,400,000	240	599,760	—	—	600,000
Preferred Stock issuances	—	—	28,420,000	2,842	—	—	7,102,158	—	—	7,105,000
Preferred shares interest expense	—	—	—	—	—	—	—	—	(147,955)	(147,955)
Subscription Receivable	—	—	—	—	—	—	—	(3,020,831)	—	(3,020,831)
Net loss	—	—	—	—	—	—	—	—	(7,673,207)	(7,673,207)
Balance - December 31, 2023	18,750,000	$1,875	28,420,000	$2,842	87,554,734	$8,755	$9,154,182	$(3,020,831)	$(26,726,777)	$(20,579,954)

	Series C Preferred Stock		Series A Preferred Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Subscription receivable	Accumulated Deficit	Accumulated Other Comprehensive Gain	Total Stockholders' Deficit

Balance - December 31, 2023	18,750,000	$1,875	28,420,000	$2,842	87,554,734	$8,755	$9,154,182	$(3,020,831)	$(26,726,777)	$—	$(20,579,954)

Common stock issued for promissory note extension.	—	—	—	—	600,000	60	149,940	—	—	—	150,000
Issuance of common stock in connection with private offering, net of issuance costs.	—	—	—	—	8,000,000	800	1,791,600	—	—	—	1,792,400
Common Stock issued for Simplified Companies acquisition.	—	—	—	—	1,000,000	100	249,900	—	—	—	250,000
Fair value of deferred shares on Simplified Companies acquisition.	—	—	—	—	—	—	740,000	—	—	—	740,000
Common stock issued for services	—	—	—	—	325,000	33	81,217	—	—	—	81,250
Preferred Stock issuances for cash.	—	—	8,600,000	860	—	—	2,149,140	—	—	—	2,150,000
Amortization of advisory board shares issued in advance.	—	—	—	—	—	—	—	1,250,004	—	—	1,250,004
Net loss	—	—	—	—	—	—	—	—	(9,121,376)	2,671	(9,118,705)
Balance - December 31, 2024	18,750,000	$1,875	37,020,000	$3,702	97,479,734	$9,748	$14,315,979	$(1,770,827)	$(35,848,153)	$2,671	$(23,285,005)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,121,376)	$(7,821,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of investments	1,917	17,157
Allowance for credit losses	4,019,840	5,561,517
Common stock issued for services	81,250	1,279,170
Finance charges for extension of promissory note	40,625	600,000
Operating lease ROU asset amortization	(37,262)	68,507
Amortization of advisory board shares issued in advance.	1,250,004	—
Depreciation and amortization expense	266,364	44,643
Gain on sale of assets	(4,230)	—
Interest expense on deferred consideration	96,424	—
Foreign exchange loss	38,760	—
Changes in assets and liabilities
Advances receivable, net	(3,280,417)	(4,716,726)
Due from related party	(40,548)	939,241
Other current assets	16,846	43,753
Accounts payable and accrued liabilities	792,881	63,068
Syndicate payable	211,814	3,627,960
Operating lease obligation	31,792	(64,514)
Due to related party	1,477,563	119,297
Other non-current liabilities	(45,400)	(14,299)
NET CASH USED IN OPERATING ACTIVITIES	(4,203,154)	(252,388)

INVESTING ACTIVITIES:
Purchase of property and equipment	(52,992)	(40,189)
Sale of property and equipment	11,596	—
Cash paid for Simplified Companies acquisition	(630,000)	—
NET CASH USED IN INVESTING ACTIVITIES	$(671,395)	$(40,189)

FINANCING ACTIVITIES:
Proceeds from preferred stock issuance	2,150,000	7,105,000
Cash paid in common control transaction	—	(4,500,000)
Payments made against promissory note -related party	(1,500,000)	—
Payments made against notes payable related party	(3,100,000)	(2,562,000)
Proceeds from notes payable-related party	7,175,000	1,366,000
Proceeds from notes payable	—	875,402
Payments made against notes payable	—	(115,230)
Retained earnings distribution	—	(1,184,982)
Issuance of common stock	1,792,400	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	$6,517,400	$984,190
NET CHANGE IN CASH	1,642,772	691,613
Effect of exchange rate changes on cash	(38,760)	—
CASH – BEGINNING OF PERIOD	1,147,295	455,682
CASH – END OF PERIOD	$2,751,386	$1,147,295
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	$4,407,854	$3,349,561
Cash paid for income taxes	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of series C preferred stock	$—	$2,500
Common stock issued in common control acquisition	—	5,000,000
Issuance of note payable in common control acquisition	—	4,700,000
Issuance of common stock for promissory note extension	150,000	600,000
Issuance of common stock Simplified Companies acquisition	250,000	—
Deferred equity for Simplified Companies acquisition	740,000	—
Deferred commission for Simplified Companies acquisition	462,469	—
Stock issued for serving on advisory board	1,250,004	—

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FAVO CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and basis of accounting

Favo Capital, Inc. was incorporated as Beeston Enterprises Ltd. (“the Company”) on July 12, 1999 under the laws of the State of Nevada. The Company changed its name to Favo Capital, Inc. on September 2, 2020, which was the market effective date established by the Financial Industry Regulatory Authority (“FINRA”). Previously, the Company was an exploration stage company engaged in the search of mineral deposits that could be developed to a state of a commercially viable producing mine. The Company is now a private credit company focused on providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States. The Company’s business model is centered around direct and syndicated Revenue Based Funding solutions that address the capital needs of SMBs underserved by traditional lending institutions.

On May 31, 2023, the Company entered into an acquisition agreement with the principals of FAVO Group LLC. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into the Company. As consideration for the transfer, the Company agreed to pay a purchase price of $14,200,000 in cash, Senior Secured Notes and Common Stock. The Company raised the financing for this transaction by selling 18 million shares of its Series A Preferred Stock at $0.25 for total of $4,500,000. $4,500,000 in cash has been paid to the principles of FAVO Group for the transfer of their membership. $2,500,000 of this was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

On June 7, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 25,000,000 shares to 50,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 27, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 50,000,000 shares to 100,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 22, 2023, we elected to decrease our authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 27, 2023, we elected to increase our authorized shares of Series A preferred shares from 20,000,000 shares up to 81,250,000 shares.

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”).

F-6

Note 2- Going Concern

The accompanying consolidated financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has positive working capital of $8,678,230 for the year ended December 31, 2024, revenue for the year ended December 31, 2024 of $12,787,262, a net loss of $8,658,780 and negative cash generated from operating activities of $4,203,154for the year ended December 31, 2024. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company has however established ongoing source of revenues but currently not sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3 – Summary of significant accounting policies

Principles of Consolidation

The Company prepares its consolidated financial statements on the accrual basis of accounting. All intercompany accounts, balances and transactions have been eliminated in the consolidation as at December 31, 2024 and December 31, 2023.

Revenue Recognition

The Company’s main source of revenue is through agreements for the purchase and sale of future receivables/receipts, commonly referred to as a Merchant Cash Advance. Under the contract, the Company will agree to purchase a specified amount of the customer’s future receipts/receivables (the “Purchased Amount”) at a discount, in return for providing the customer with upfront proceeds (the “Purchase Price”). The customer is then contractually required to pay the cash related to the future receivables/receipts based on an estimated period and agreed-upon % of the customer’s future receivables/receipts that the customer collects. The difference between the Purchased Amount that the customer will repay, and the discounted Purchase Price amount that the Company pays for the future receivables/receipts, is considered the “discount”, which reflects the significant collection risk incurred by the Company for its purchase of future receivables/receipts. These purchase of future receivables arrangements do not constitute a revenue contract under ASC 606 "Revenue from Contracts with Customers". Accordingly, the Company accounts for them in accordance with ASC 310 "Receivables"

The Company recognizes revenue on remittances collected by applying the contractual discount to allocate the remittance against the initial principal held as a receivable and revenue. All upfront income from fees, such as origination and processing fees are booked as income on a straight-line method over the initial period of the contract. The same applies to all direct costs incurred upon the execution of the contract, which primarily consists of commissions paid to the Company’s internal sales team or external partners for sourcing the contract.

As of December 31, 2024, and 2023, deferred commissions cost included within account receivables was $842,924 and $919,280, respectively. Similarly, deferred origination fees included within account receivables was $192,033 and $335,679 as of December 31, 2024, and 2023, respectively.

F-7

Following table provides the revenue recognized from each offering

Revenue	December 31, 2024	December 31, 2023
MCAs Income and Fees	$10,225,976	$11,286,626
Brokerage Commissions	2,483,084	294,472
Management fee	44,874	—
Others	33,328	219,130
Total Revenue	$12,787,262	$11,800,228

Variable Interest Entities

We determine at the inception of each arrangement whether an entity in which we have made an investment or in which we have other variable interests is considered a variable interest entity (“VIE”). We consolidate VIEs when we are the primary beneficiary. We are the primary beneficiary of a VIE when we have the power to direct activities that most significantly affect the economic performance of the VIE and have the obligation to absorb the majority of their losses or benefits. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable GAAP.

Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is a VIE and, if so, whether we are the primary beneficiary.

Property, equipment and leasehold improvements.

Property, equipment and leasehold improvements are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment or undertaking leasehold improvements includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

The estimated useful lives of depreciable assets are as follows:

Computers and equipment	5 years
Office furniture and fixtures	7 years
Vehicles	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life

Advance receivables

Advance receivables are recorded at net realizable value, net of an allowance for expected credit losses.

F-8

Credit Losses on Financial Instruments

For its financial instruments subject to credit risk, consisting of its receivables related to its MCA’s, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions as well as industry and geographical specific risks. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Movement of Credit Losses for the Year:

	Years Ended December 31,
	2024	2023
Beginning balance	$16,102,278	$10,842,493
Provision for (reversal of) credit losses	4,019,840	5,561,517
Charge-offs	(1,087,141)	(301,732)
Recoveries	—	—
Ending balance	$19,034,976	$16,102,278

The Company had increased write-offs for the period ended December 31, 2024 mainly due to the closing of some of the syndication funds in which the Company participated.

The Company will write off any deals that are deemed to be uncollectible as advised by the Company’s third party collections and legal team or in the event the merchant has filed for bankruptcy. With regards to deals where the Company has syndicated on the deal, the write off is done at the time the syndication partner identifies these deals are no longer collectable.

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has access to at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities, convertible note, notes payable, due to and from related parties and advanced receivables. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

F-9

Provision for Income Taxes

The Company accounts for income taxes in accordance with ASC 740 and other authoritative guidance utilizing the asset and liability method. This method requires the recognition of deferred assets or liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets or liabilities are calculated as the difference between the financial statements and the tax bases of assets and liabilities applying enacted tax rates in effect for the period in which the differences are expected to settle. The Company records deferred tax assets or liabilities when management determines it is more likely than not that the tax position will be sustained. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized due to the inability to generate sufficient taxable income in the period or of the character necessary to use the benefit of the deferred tax asset. On the basis of the evaluation, as of December 31, 2024, the Company has recorded a full valuation allowance against the Company’s net deferred tax asset.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The company has not identified any uncertain tax positions.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2024 and 2023, and expenses for the years ended December 31, 2024 and 2023, and cumulative from inception. Actual results could differ from those estimates made by management.

Stock Subscription Receivable

Stock subscription receivables are recorded when the shares have been issued against future services from the subscriber. Since the shares had already been issued and the expense will be recorded when the services are received from the subscriber, the Company recorded the amount as stock subscriptions receivable in the equity section of the consolidated balance sheets.

Warrants

The Company accounts for stock warrants granted either as a liability or equity in accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815-40”). Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event. Liability-classified warrants are measured at fair value on the issuance date and at the end of each reporting period. Any change in the fair value of the warrants after the issuance date is recorded in the consolidated statements of operations and comprehensive loss as a gain or loss. If warrants do not require liability classification under ASC 815-40, in order to conclude warrants should be classified as equity, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or another applicable GAAP standard. Equity-classified warrants are accounted for at fair value on the grant date with no changes in fair value recognized after the issuance date.

The Company has issued warrants to purchase shares of its common stock in connection with its financing activities. The Company classifies these warrants as equity and recorded the warrants at fair value as of the date of issuance on the Company’s consolidated balance sheet with no subsequent remeasurement. The issuance date fair value of the outstanding warrants was estimated using the Black-Scholes Model. The Black-Scholes Model required inputs such as the expected term of the warrants, expected volatility and risk-free interest rate. These inputs were subjective and required significant analysis and judgment. For the estimate of the expected term, the Company used the full remaining contractual term of the warrant. The estimate of expected volatility assumption is based on the volatility observed on the Company’s peer group. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the warrants.

F-10

Syndicate Payable

A portion of the Company’s direct funding portfolio are funded by syndication partners who participate alongside the Company in the deal and therefore economically benefit directly from the performance of the deal but also bare the risk with regards to nonperformance. The syndicated portion of an individual deal will vary based on the size of the deal or the syndicated partners participation threshold. All syndication partners sign participation contracts with the Company which details the relationship between the syndicate partner and the Company as well as any relevant collection fees the Company will receive under the relationship.

All deals and the syndicates participation are tracked separately in the Company’s customer relationship management (“CRM”) which operates on a wallet basis. The syndicate partner has access to the CRM and therefore has the ability to track the performance of every deal as well as monitor any payments received.

Foreign Currency Translation and Transactions

The functional currency of our wholly owned subsidiaries is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date, and for revenues and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders’ equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the functional currency are included in other loss on the consolidated statements of operations.

Segment Reporting

The Company’s current source of revenue is from one main product, namely Merchant Cash Advances. Our revenue generation is limited to within the United States and although the Company is exploring alternative products to add to its alternative finance offering, none of these have been finalized yet. Our chief operating decision-maker (“CODM”) is our Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. We manage our operations and allocate resources as a single operating segment.

Leases

The Company applies the accounting guidance ASC 842, Leases. The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use. Operating leases are included in the accompanying consolidated balance sheets. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments is incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

F-11

Business Combinations

ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets.

We use the acquisition method of accounting for business combination transactions, and, accordingly, recognize the fair values of assets acquired and liabilities assumed in our consolidated financial statements. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Goodwill and Intangible Assets

We recognize the excess of the purchase price over the fair value of identifiable net assets acquired at the acquisition date as goodwill. In accordance with ASC 350, Intangibles-Goodwill and Other (“ASC 350”), Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. If the fair value of the reporting unit is greater than the reporting unit’s carrying value, then the carrying value of the reporting unit is deemed to be recoverable. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value.

Identifiable intangible assets include developed technology, customer relationships, and trade names resulting from acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives on a straight-line basis. Acquired intangible assets are presented net of accumulated amortization on the consolidated balance sheets. We review the carrying amounts of intangible assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. We measure the recoverability of the asset group by comparing its carrying amount to the future undiscounted cash flows we expect the asset group to generate. If we consider the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value. In addition, we periodically evaluate the estimated remaining useful lives of long-lived intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation or amortization.

The Company amortizes intangible assets subject to amortization on the basis of their expected periods of benefit, generally 4 to 10 years. The Company does not have indefinite-lived intangible assets other than goodwill.

Useful life of the intangible assets are as follows:

Useful life (In years)
Trade Name	10
Developed Technology	4
Customer relationships	4

As of December 31, 2024, the Company had gross intangible assets of $900,000 and gross accumulated amortization of $195,000, netting to $705,000. The Company had no intangible assets as of December 31, 2023.

F-12

Deferred Consideration

The Company elected to account for the deferred consideration under ASC 825, Financial Instruments (“ASC 825”). Accordingly, deferred consideration was recognized at their fair value at the closing of the transaction and are subsequently remeasured each reporting period with changes in fair value recorded in other income (expense) in the consolidated statements of operations and comprehensive loss until settlement. The fair value of the deferred consideration was determined by discounting future payments using the Company’s cost of borrowing.

Subsequent Event

The Company evaluated subsequent events through the date when financial statements are issued for disclosure consideration.

Adoption of Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280 - Improvements to Reportable Segment Disclosures. ASU 2023-07 will improve reportable segment disclosure requirements, primarily through enhanced annual and interim disclosures about significant segment expenses that are regularly provided to the CODM. The disclosure required under ASU 2023-07 is required for public entities with a single reportable segment. ASU 2023-07 will be effective for the Company for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025. The amendments of this guidance apply retrospectively to all prior periods presented in the consolidated financial statements. Early adoption is permitted. The amendments were applied retroactively to all prior periods presented in the consolidated financial statements and adoption of ASU 2023-07 do not have a material impact on our consolidated financial statements.

Recently issued accounting guidance - not yet adopted:

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

On November 04, 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. ASU 2024-03 is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods thereafter. Early adoption is permitted. ASU 2024-03 applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. We are assessing the impact that ASU 2024-03 will have on our consolidated financial statements and disclosures, if any.

In March 2024, the United States Securities and Exchange Commission (SEC) issued Final Rulemaking Release No. 33-11275: The Enhancement and Standardization of Climate-Related Disclosures for Investors. This release is intended to improve consistency, completeness and transparency related to climate risks and events. The disclosure requirements related to this new rule will be phased in, and effective for the Company beginning in fiscal year 2027 on a prospective basis. The Company is currently evaluating the potential impact of this release on its financial statements and disclosures.

F-13

In March 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards.  This ASU intends to provide an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. This ASU is effective for all public entities for annual reporting periods beginning after December 15, 2024, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The amendments are effective for public business entities, for annual periods beginning after December 15, 2024 and for annual periods beginning after December 15,2025 for all other entities. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 applies on a prospective basis to annual financial statements for periods beginning after the effective date. However, retrospective application in all prior periods presented is permitted. We are assessing the impact that ASU 2023-09 will have on our consolidated financial statements, if any.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU covers a variety of codification topics, and the effective date for each amendment will be the date on which the SEC‘s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 4 – Acquisitions

Simplified Companies acquisition in 2024:

On January 2, 2024, the Company completed the acquisition by acquiring 100% membership interest in DBOSS Funding, LLC (dba Simplified Funding), LendTech CRM Solutions, LLC, and Believe PMF EIRL (collectively “Simplified Companies”). The Simplified Companies are engaged in the business of using proprietary software and call centers in the Dominican Republic and Florida to offer secured and unsecured financial products and services to clients with funders across the United States. The business generates revenue from the commissions generated from the funders. The primary reason for the business combination is to grow direct funding business and improve overall margins by leveraging the synergies between the Company and the Simplified Companies.

In accordance with ASC 805, the acquisition was accounted for as a business combination under the acquisition method. The purchase consideration was allocated to the working capital, tangible and intangible assets acquired based on their estimated fair values as of the acquisition date with the excess recorded as goodwill, as follows:

Goodwill	$1,219,134
Tangible assets	48,862
Intangible assets	900,000
Net assets acquired	$2,167,996

F-14

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands):

	Fair Value	Useful life (in years)
Trade Name	$200,000	10
Developed Technology	$650,000	4
Customer Relationships	$50,000	4

The fair value of the intangible asset was determined by applying the income approach, direct cost method and multi period excess earnings method. The fair value measurements are based on significant unobservable inputs, including management estimates and assumptions, and thus represents Level 3 measurements.

There was no transaction costs associated with the acquisition for the year ended December 31, 2024.

The goodwill balance is primarily attributed to the assembled workforce and synergies after the acquisition. No material measurement period adjustments were recognized during the year ended December 31, 2024.

Favo Capital Inc. obtained control of the Simplified Companies upon transfer of cash consideration to the selling shareholders. The total consideration transferred in the acquisition was $2,167,996, consisting of the following:

Cash	$400,000
Working capital adjustment	85,527
Equity	250,000
Deferred equity	740,000
Deferred commission	692,469
Total purchase consideration	$2,167,996

The aggregate purchase consideration includes 4,000,00 shares of the Company’s common stock for a fair value of $740,000 to be issued after the acquisition date in tranches. The fair value of these shares on the acquisition date is included in additional paid-in capital.

The amounts of revenue and earnings of Simplified Companies included in the Company’s consolidated income statement from the acquisition date to the year ending December 31, 2024 are as follows:

December 31, 2024
Revenue	$2,180,380
Net profit/ (loss)	$(591,127)

We are unable to provide the pro forma information required under ASC 805-10-50-2(h) as the disclosure is impracticable since the required pre-acquisition historical information could not be obtained from the acquiree.

The Company entered into Business commission agreement with selling shareholder for new business referrals and business renewals. As these business commissions are paid primarily for the benefit of the acquirer and based on post combination efforts by the selling shareholder, these commissions have been accounted separately from the business combination. The Company recognized commission expenses of $489,557 for the year ended December 31, 2024, included under general and administrative expenses in the consolidated statement of operations and comprehensive loss.

F-15

FAVO Group Acquisition in 2023:

On May 31, 2023, the Company entered into an acquisition with the principals of FAVO Group LLC. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into FAVO Capital Inc. Stewards Investment Capital Limited will also serve on the advisory board for a 3 year term and for these services they will receive 15,000,000 shares of the Company’s common stock.

Business activities of the entities acquired through common control is as follows:

Favo Group LLC- Acted as the management company and tasked with ensuring smooth operations across all entities.

Favo Funding LLC- Direct Merchant Cash Advance Funder. FAVO Capital Inc syndicated deals with FAVO Funding LLC.

Honeycomb Sub Fund LLC- Syndication company that syndicates on deals with other third party funders.

Fore Funding LLC- The sales office for FAVO Funding LLC and also acts as broker for other third party funders.

Favo Funding CA LLC- Direct Merchant Cash Advance Funder for businesses in California state, no activity for the periods presented.

Fore Funding CA LLC- Sales office for business in California state, no activity for the periods presented

Favo Group Human Resources LLC- Payroll processing for Favo Capital Inc.

As consideration for the acquisition, the Company will pay $14,200,000 in cash, Senior Secured Notes and equity to an entity (FAVO Holdings LLC) owned by the previous members, namely Shaun Quin and Vincent Napolitano.

The Company raised the financing for this transaction by selling 18 million shares of its Series A Preferred Stock at $0.25 for total of $4,500,000. $4,500,000 in cash has been paid to the principals of FAVO Group for the transfer of their membership. $2,500,000 of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023 and the remaining $750,000 on October 26, 2023.

As the Company and the FAVO Group of companies were under common control at the time of the FAVO Group acquisition, the acquisition was deemed to be a transaction under common control under ASC 805, “Business Combinations.” Therefore, we accounted for this transaction at the carrying amount of the net assets acquired and the results of operations have been combined for FAVO Capital and (Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC) from the date of common control. At time of acquisition Vincent Napolitano and Shaun Quin combined held 76% of the Company’s common stock and Vincent Napolitano held 18,750,000 of the Company’s series C preferred stock. As at June 30, 2023 post the acquisition Vincent Napolitano and Shaun Quin combined held 56% of the Company’s common stock and Vincent Napolitano held 18,750,000 of the Company’s series C preferred stock.

The ownership of the entities at the time of the acquisition was as follows:

Entity	Vincent Napolitano	Shaun Quin	FAVO Group LLC
FAVO Group LLC	65%	35%	—
FAVO Group Human Resources LLC		1%	99%
FAVO Funding LLC	65%	35%	—
Honeycomb Sub Fund LLC	65%	35%	—
FORE Funding LLC	65%	35%	—
FORE Funding CA LLC	65%	35%	—
FAVO Funding CA LLC	65%	35%	—

F-16

As a result of the acquisition, the prior period consolidated financial statements for the periods in which the entities were under common control have been adjusted. Accordingly, the Company’s prior period consolidated financial statements from the date of common control under FAVO have been adjusted to include the financial information of all the entities for that same period. The $14.2 million consideration has been adjusted in equity given it’s a common control transaction.

Assets acquired and liabilities assumed are reported at their historical carrying amounts. The balance sheets of the Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC as at when common control was established have been included in the Consolidated balance sheet of the Company, following are the assets acquired and liabilities assumed:

Current assets	$18,075,101
Fixed assets	85,771
Other non current assets	779,512
Total Assets	$18,940,384

Current liabilities	$316,130
Other liabilities	2,943,005
Long term liabilities	19,723,409
Total liabilities	$22,982,544

Net liabilities	$(4,042,160)

Post acquisition the Company’s organizational structure is as follows.

The acquisition further enhances the funding capabilities of the Company as a direct to merchant funder and reduced costs by internalizing the management company. Through the acquisition, the Company also now has an internal sales department that can be leveraged to fund more internal deals. The acquisition also gave the Company access to a larger capital pool, given the FAVO Group of companies already had raised a substantial amount of capital.

F-17

Note 5 – Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company’s financial instruments, including cash, trade and other receivables, net, and accounts payable, approximate their fair value due to their short maturities. Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs used in valuation techniques. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities; therefore, requiring an entity to develop its own valuation techniques and assumptions.

An entity may choose to measure many financial instruments and certain other items at fair value at specified election dates.

The Company’s Simplified Companies deferred consideration was carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above. Any subsequent changes in the estimated fair value of the deferred consideration are recorded in the consolidated statements of operations.

The following tables set forth the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as follows:

December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Deferred consideration (current and non-current)	$—	$—	$558,893	$558,893

December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Deferred consideration (current and non-current)	$—	$—	$—	$—

F-18

Note 6 – Fixed Assets, net

At December 31, 2024 and 2023, fixed assets consisted of the following:

	December 31, 2024			December 31, 2023
	Cost	Accumulated depreciation	Net Book Value	Cost	Accumulated depreciation	Net Book Value
Computers	$102,507	$71,929	$30,578	$64,615	$44,111	$20,504
Furniture and Fixtures	28,786	12,753	16,033	14,802	2,767	12,035
Office Equipment	112,111	19,495	92,616	34,721	7,053	27,668
Vehicles	—	—	—	90,285	40,629	49,657
Leasehold improvements	12,643	8,064	4,579	13,871	3,052	10,819
	$256,047	$112,241	$143,806	$218,295	$97,612	$120,683

Depreciation expense for the years ended December 31, 2024 and 2023 was $71,364 and $44,643, respectively. The Company evaluates the recoverability of the carrying value of equipment when events and circumstances indicate that such assets might be impaired. There were no such charges during the year ended December 31, 2024.

During the years ended December 31, 2024, the Company sold vehicle costing $ 90,285, for which the company has charged accumulated depreciation of $56,077 till the date of sale. $40,000 has been received as sale proceeds for sale of vehicle, and the Company recognized gain on sale of vehicle of $5,792. The Company has written off furniture and fixtures, and leasehold improvements with net book value of $1,319 and recognized the same as loss on write off of assets. There were $0 gain or loss on sale/ write off of assets as of December 31, 2023.

Note 7 – Related Party Transactions

During the years ended December 31, 2024 and 2023 the Company incurred costs of $1,020,000 and $510,000, respectively, under the management agreement between FAVO Holdings LLC and the Company.

During the years ended December 31, 2024 and 2023 the Company paid interest on the notes payable of $210,142 and $268,825, respectively, to FAVO Holdings LLC.

During the years ended December 31, 2024 and 2023 the Company paid expenses on behalf of FAVO Holdings LLC in the amount of $119,587 and $5,945, respectively. As at December 31, 2024 and 2023, $15,418 and $135, respectively, remained outstanding.

On July 7, 2023, the Company issued 15,000,000 shares of common stock to a Stewards Investment Capital Limited to serve on the advisory board for a period of 3 years term as per the advisory board agreement. The Company recorded the issuance of shares as stock subscription receivable, as services are not yet rendered and amortizing the same over the 3 years term. For the years ended December 31, 2024 and 2023, the company amortized an amount of $1,250,004 and $729,169, respectively, from stock subscription receivable. During the years ended December 31, 2024 and 2023, Stewards Investment Capital Limited also received cash compensation of $240,000 and 120,000, respectively, for advisory board services.

In 2023, before the FAVO Group acquisition in May 2023 (Note 4) by Favo Capital Inc., Favo Group LLC and Fore Funding LLC distributed their profits $296,935 and $888,047, respectively, as per the terms and conditions in the LLC agreements. The profits were distributed to the members of the LLC, respectively, namely Vincent Napolitano and Shaun Quin.

F-19

Executive compensation

For the years ended December 31, 2024 and 2023, compensation to executives of the Company was $1,707,261 and $1,581,979, respectively. Below are the details by Executive.

	December 31, 2024		December 31, 2023
	Non - Equity	Equity	Non - Equity	Equity
Chief Executive Officer Vincent Napolitano	$940,491	$—	$879,018	$—
President Shaun Quin	534,166	—	538,963	—
Chief Financial Officer Vaughan Korte	210,763	—	163,998	—
Chief Strategy Officer Glen Steward	21,841	—	—	—
Total	$1,707,261	$—	$1,581,979	$—

Non - Equity compensation includes payroll, compensation under the management and consulting agreements, vehicle allowance, fuel and medical expenses. The compensation under the management agreement includes payments made to FAVO Holdings LLC, which is currently owned 65% by Vincent Napolitano and 35% by Shaun Quin. The compensation under the consulting agreement includes payments made to Korte LLC, a company owned 50% by Vaughan Korte.

During the years ended December 31, 2024 and 2023, the Company incurred costs of $83,482 and $0, respectively, payable to Korte LLC for CFO services. The Company’s CFO has transitioned from a full time consultant to now an Officer of the Company under the employment agreement effective June 1, 2024.

Note 8 – Notes payable – related party

During the years ended December 31, 2024 and 2023, the Company received $2,800,000 and $1,366,000 from its revolving note agreement with FAVO Holdings and paid back $4,300,000 and $2,562,000, respectively. The balance due on this note as of December 31, 2024 and 2023, was $0 and $1,500,000, respectively.

During the year ended December 31, 2023, the Company issued $4,700,000 to FAVO Holdings LLC in senior secured notes associated with the FAVO Group acquisition. During the year December 31, 2024, the company paid $1,500,000 to FAVO Holding LLC. The balance due on this note as of December 31, 2024 and 2023, was $3,200,000 and $4,700,000, respectively.

Note 9 – Notes payable

On January 26, 2024, the Company entered into the additional secured promissory note with J&T Family Trust for additional commitment of $2,000,000 at a 14% effective interest rate.

On June 14, 2024, the Company entered into the renewal of secured promissory note with J&T Family Trust which provided (i) for additional commitments with an aggregate principal amount of $5,000,000 (ii) extended the maturity date of the notes to July 1, 2026, and (iii) increased the interest rate from 14% to 15% for all the outstanding LIRO group promissory notes. The Company incurred debt issuance cost of $150,000 by issuing common stock of 600,000 shares at $0.25 per share. The debt issuance cost has been recorded as a direct reduction against the notes and amortized over the life of the associated note as a component of interest expense.

The Company plans to use these proceeds for short-term trade finance business and working capital.

The Company received additional funds from other investors of $175,000.

As of December 31, 2024 and 2023, the total outstanding note principal were $32,338,642 and $25,163,642, respectively, and the unamortized debt issuance costs associated with the note were $109,375 and $0, respectively. Future minimum principal payments are $3,509,419 for 2025 and $28,829,223 for 2026.

F-20

Note 10 – Commitments and contingencies

Operating leases

On November 25, 2020, the Company entered into an office lease agreement with AM Property Holding II Corp, agent for 1025 II, LLC. The Company moved into suite 311 on the third floor of the building located at 1025 Old Country Road, Westbury, New York. On September 15, 2021, the Company ended the aforementioned lease agreement and entered into a new lease agreement with the existing landlord and moved into Suite 421 on the fourth floor of the same building. The lease accrues interest based on a weighted average interest rate of 5.52% and a weighted average lease term 72 months.

On January 2, 2024, the company acquired two leases as part of Simplified Companies acquisition as described below. Each lease was recognized and measured at fair value based on the remaining lease term at the date of acquisition by applying ASC 842 - Leases. The fair value of the ROU assets and Lease liabilities acquired was $171,492 as of the acquisition date. The office spaces for these leases are located in Lauderhill, Florida and Bonao, Dominic Republic.

During the year ended December 31, 2024, the Company also added a second call center location in Le Vega, Dominican Republic.

The following table presents the Company’s ROU assets and lease liabilities as of December 31, 2024, and December 31, 2023:

	For the Years Ended
Lease Classification	December 31, 2024	December 31, 2023
ROU Assets:
Operating	$352,261	$314,970
Total ROU assets	$352,261	$314,970
Liabilities
Current:
Operating	$146,280	$88,009
Noncurrent:
Operating	203,369	229,848
Total lease liabilities	$349,649	$317,857

Maturity of Lease Liabilities	Operating
2025	$146,280
2026	144,027
2027	86,554
Total lease payments	376,861
Less: Interest	27,212
Present value of lease liabilities	$349,649

	For the Years Ended
Schedule of weighted average remaining lease term and discount rate	December 31, 2024	December 31, 2023
Operating leases:
Weighted average remaining lease term (years)	2.58	4
Weighted average discount rate	5.52%	5.52%

F-21

Note 11- Net loss per share attributable to common stockholders

Because the Company was in a net loss position for the years ended December 31, 2024 and 2023, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	For the Years Ended
	December 31, 2024	December 31, 2023
Numerator:
Net Loss to common shareholders	$(9,121,376)	$(7,821,162)
Denominator:
Weighted average shares of common stock outstanding, basic and diluted	92,638,720	68,039,666
Net loss per share, basic and diluted	$(0.10)	$(0.11)

The financial instruments that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share because including them would have had an antidilutive effect were as follows:

	As of December 31,
	2024	2023
Convertible preferred stock series A and series C	55,770,000	47,170,000
Warrants	8,000,000	—
Total	63,770,000	47,170,000

Note 12 – Income taxes

U.S. and foreign components of income (loss) before income taxes were as follows:

	For the Years Ended
	December 31, 2024	December 31, 2023
U.S	$(8,490,960)	$(7,673,207)
Foreign	(111,765)	—
Total	$(8,602,725)	$(7,673,207)

Provision for income taxes for the year ended December 31, 2024 and 2023 are as follows:

	2024	2023
Current
Federal	$—	$—
State - incl franchise taxes	—	—
Foreign	56,055	—
	$56,055	$—
Deferred
Federal	$—	$—
State - incl franchise taxes	—	—
Foreign	—	—
	$—	$—

F-22

The differences between the company’s income tax benefit and the benefit computed at the 21% United States statutory income tax rate were as follows:

.

	For the Years Ended
	December 31
	2024	2023
Income tax recovery at statutory rates (at a rate of 21% for all years presented)	$(1,903,717)	$(1,611,374)
State income taxes, net of federal benefit	(439,486)	—
Expenses not deducted for tax purposes	106,405	21,019
Prior year true up	(530,368)	—
Foreign tax expenses	56,055	—
Change in Valuation Allowance	2,767,166	1,590,355
	$56,055	$—

The tax effects of the temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	December 31
Deferred tax assets	2024	2023
Net operating loss carryforwards	$5,613,438	$2,884,919
Deferred commissions	25,199	—
Amortization of intangible assets	27,596	—
Charitable contributions	1,081	2,331
Operating lease liability	91,381	—
Total deferred tax assets	5,758,695	2,887,250
Valuation allowance	(5,666,084)	(2,898,918)
Net deferred tax assets	$92,611	$(11,667)
Deferred tax liabilities
Right-of-use asset	(92,064)	—
Depreciation	(547)	11,667
Total deferred tax liabilities	$(92,611)	$—

Net deferred tax liabilities	$—	$—

The Company accounts for income taxes in accordance with ASC 740 and other authoritative guidance utilizing the asset and liability method. This method requires the recognition of deferred assets or liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets or liabilities are calculated as the difference between the financial statements and the tax bases of assets and liabilities applying enacted tax rates in effect for the period in which the differences are expected to settle. The Company records deferred tax assets or liabilities when management determines it is more likely than not that the tax position will be sustained. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized due to the inability to generate sufficient taxable income in the period or of the character necessary to use the benefit of the deferred tax asset. On the basis of the evaluation, as of December 31, 2024, the Company has recorded a full valuation allowance against the Company’s net deferred tax asset.

These NOLs do not expire and may be used to offset future taxable income, subject to applicable tax laws and limitations. The Company’s federal NOLs carried forward as of December 31, 2024 are $21,479,789.

F-23

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.  The company has not identified any uncertain tax positions.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet. The Company has recorded no penalties and interest in the tax expense for the years ending December 31, 2024 and 2023.

The Company’s income tax returns are open for Examination by U.S. federal and state taxing authorities for the tax years ending December 31, 2021 to December 31, 2023. The Company is not currently under examination by any taxing authorities.

Note 13 – Variable Interest Entity (“VIE”)

The Company holds variable interest in a VIE which is not consolidated because it was determined that the Company is not the primary beneficiary of the VIE. The Company’s involvement with the entity is in the form of direct membership interest and management fee arrangement for program of investment management for assets of VIE. The Company’s maximum exposure to loss relating to non-consolidated VIE is the carrying value of its initial investment in the VIE.

The Company’s maximum exposure to loss relating to the non-consolidated VIE is as follows:

Non- Consolidated VIE	December 31, 2024	December 31, 2023
Unconsolidated VIE assets	$2,526,636	$—
Unconsolidated VIE liabilities	$(2,405,143)	$—
Due from related party	$1,475	$—
Favo Capital Inc. exposure	$1,475	$—

Note 14 – Stockholders Equity

Common Stock

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 shares of common stock at par value $0.0001 of FAVO Capital Inc.

On July 1, 2023, the Company issued 1,600,000 shares of common stock to a consultant for services valued at $400,000,

On July 7, 2023, the Company issued 15,000,000 shares of common stock at a price of $0.25 per share to a Stewards Investment Capital Limited for serving on the advisory board for a 3 year term from June 2023 to May 2026. The outstanding stock subscription receivable pertains to remaining service period from Jan 2025 to May 2026 and there are no significant conditions or contingencies associated with the services.

On July 14, 2023, the Company issued 400,000 shares of common stock to another consultant for services valued at $100,000.

F-24

On July 7, 2023, the Company issued another 20,000,000 shares of common stock to Favo Holdings, LLC in accordance with the FAVO Group Acquisition. On the same date, the Company also issued a further 2,400,000 shares to LIRO Holdings LCC in in connection with the promissory note extension.

On December 5, 2023, the Company issued 200,000 shares of common stock to a third party for services valued at $50,000.

In 2023, before the FAVO Group acquisition in May 2023 (Note 4) by Favo Capital Inc., Favo Group LLC and Fore Funding LLC distributed their profits $296,935 and $888,047 respectively as per the terms and conditions in the LLC agreements. The profits were distributed to the members of the LLC respectively, namely Vincent Napolitano and Shaun Quin.

On February 28, 2024, the Company issued 1,000,000 shares of common stock to ROBINPAWS LLC as part of the purchase consideration for the business acquisition.

On February 28,2024, the Company issued 125,000 shares of common stock to a consultant for services valued at $ 31,250.

On July 24, 2024, the Company issued 200,000 shares of commons stock to a consultant for services valued at $50,000.

On July 24, 2024, the Company issued 600,000 shares of common stock to LIRO Holdings for the extension of their existing notes valued at $150,000.

As of December 31, 2024 the Company has 500,000 shares of common stock authorized and 97,479,734 shares of common stock issued and outstanding. The remaining authorized shares of common stock are available for purposes of satisfying the conversion of preferred stock and the exercise and future grant of common stock options, warrants and restricted shares.

Securities Purchase agreement

On September 9, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share.

The sale of the Units to the Purchasers closed on December 12, 2025. The aggregate gross proceeds to the Company from the December 2024 offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued 1,750,000 of the Common Units. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share. The sale of the Common Units to the Purchasers closed on July 30, 2025. The aggregate gross proceeds to the Company from the July 2025 offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the effectiveness deadline extension to December 31, 2025. As a result, the Company issued 487,500 shares of common stock and warrants to purchase 487,500 shares of common stock to the investors.

Common Stock Warrants

On September 9, 2024, the Company entered into a securities purchase agreement with certain purchasers and issued 8,000,000 common stock warrants.

F-25

As of December 31, 2024 and 2023, the following common stock warrants were outstanding:

Issuance date	Expiration date	Balance sheet classification	Exercise price per share	December 31, 2024	December 31, 2023
December 11, 2024	December 11, 2029	Stockholders’ equity	$0.40	8,000,000	—
				8,000,000	—

The fair value of common stock warrants issued at exercise price of $0.40 per share was determined using Black-Scholes model to be $0.14 per share, based on the following assumptions as the issuance date.

Dividend Yield	0%
Expected Volatility	75%
Risk- free interest rate	4.09%
Expected term	5 Years

The aggregate fair value of the Common Stock Warrants of $1,087,831 is classified in stockholders’ deficit on the consolidated balance sheet.

Preferred Stock

Series C Preferred Stock

On December 6, 2018, the Company created 25,000,000 shares of Series C Preferred Stock out of the 25,000,000 shares that were already authorized. On that same date, the Company issued 25,000,000 shares of the Series C preferred stock to Custodian Ventures, LLC, for a promissory note valued at $25,000 and for services valued at $173,056. On December 12, 2018, Custodian Ventures, LLC sold the 25,000,000 shares of Series C Preferred Stock to Vincent Napolitano as part of a change of control.

The following is a description of the material rights of our Series C Preferred Stock.

Each share of Series C Preferred Stock shall have a par value of $0.0001 per share. The Series C Preferred Stock shall vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on a 25 for one basis. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series C shall not be subject to adjustment unless specifically authorized.

Each share of Series C Preferred Stock shall be convertible into 1 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series C Preferred Stock.

Subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of shares of Series C Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, as and if declared by the Board of Directors, as if the Series C Preferred Stock had been converted into Common Stock.

F-26

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Corporation upon the initial issuance of the Series C Preferred Stock (each, the “the Original Issue Price”) for each share of Series C Preferred Stock then held by them, plus declared but unpaid dividends. Unless the Corporation can establish a different Original Issue Price in connection with a particular sale of Series C Preferred Stock, the original issue price shall be $0.0001 per share for the Series C Preferred Stock. If, upon the occurrence of any liquidation, dissolution or winding up of the Corporation, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the each series of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Series C Preferred Stock shares are nonredeemable other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of the Series C Preferred Stock by the Series C Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.

Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series C Conversion Price in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; (ii) a liquidation, dissolution or winding up of the Corporation as defined in section 2(c) above but subject to any liquidation preference required by section 2(a) above; or (iii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series C Preferred Stock.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On June 7, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company (the “Amendment”). The Amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remains at 500,000,000 shares, par value $0.0001 per share. The Amendment was approved by the board of directors by unanimous written consent resolution dated May 31, 2023 signed by all the members of the board of directors. The Amendment was also approved by certain shareholders of the Company holding a majority of the total issued and outstanding voting shares of the Company by written consent resolution dated May 31, 2023.

On November 22, 2023, the Company elected to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,250,000 shares.

As of December 31, 2024 and 2023, 18,750,000 shares of Series C preferred stock remained outstanding, respectively.

F-27

Series A Preferred Stock

On May 31, 2023, pursuant to Article III of our Articles of Incorporation, our Board of Directors voted to designate a class of preferred stock entitled Series A Preferred Stock, consisting of up to 20,000,000 shares, par value $0.0001. Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the newly created preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company. The holders of Series A Preferred Stock vote together with the holders of Common Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis. Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof. The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

From June 30, 2023 to December 5, 2023, the Company issued another 28,420,000 shares of Series A Preferred stock to Forfront Capital, LLC in accordance with the FAVO Group Acquisition and additional investments.

In the year ended December 31, 2024, the Company issued another 8,600,000 shares of Series A Preferred Stock to Forefront Capital LLC for additional investment.

As of December 31, 2024 and 2023, 37,020,000 and 28,420,000 shares of Series A preferred stock with par value of $0.0001 remained outstanding, respectively.

Note 15. Segment Information

We operate and manage our business as a single segment for the purposes of assessing performance and making operating decisions. Our chief executive officer, who is our chief operating decision maker (“CODM”) , reviews the Company’s financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. Our CODM evaluates company performance based on net loss, as included in the consolidated statements of operations and comprehensive loss, ensuring resource allocation decisions support company goals. The measure of segment assets is total assets, as included in the consolidated balance sheets. Refer to the consolidated financial statements for other financial information regarding our single reportable segment.

The following table presents certain financial data for the Company’s reportable segment, including significant segment expenses regularly provided to the chief operating decision maker to assess performance of the Company.

	For the Years Ended
	December 31,
	2024	2023
Revenue	$12,787,262	$11,800,228
Cost of revenue	(2,358,114)	(3,497,364)
General and administrative expenses	(7,814,809)	(5,318,338)
Selling, general and administrative expenses	(4,019,840)	(5,561,517)
Professional fees	(2,517,381)	(1,728,146)
Other segment expenses	(4,679,843)	(3,368,070)
Net loss before income taxes	$(8,602,725)	$(7,673,207)

Other segment expenses consist of interest expenses, loss on write down of investment and gain on sale of property, equipment and exchange loss. These are disclosed in the consolidated statements of operations and comprehensive loss.

Note 16– Subsequent Events

Subsequent events have been evaluated through April 15, 2025, which is the date these Consolidated Financial Statements were available for issuance. Except for the events noted below, we are not aware of any subsequent events that would require recognition or disclosure in the Consolidated Financial Statements.

On February 12, 2025, the Company’s Board approved the following in line with the letter of engagement signed with D Boral Capital LLC regarding the Company’s underwritten offering. To offer and sell (i) $15,000,000 in shares of common stock or more depending on the outcome once underwritten, (ii) an overallotment of 15% of the offering in shares of common stock at the option of Boral Securities (the “Option Shares”), and (iii) the Corporation is authorized to file a resale prospectus for the selling shareholders of the Corporation that participated in the bridge financing and signed registration rights agreements.

On February 28, 2025 the Company issued Robinpaws LLC 2,000,000 shares of common stock in line with the business purchase agreement for Simplified Companies acquisition.

F-28

FAVO CAPITAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	$900,109	$2,751,386
Advance receivables (net of allowance for credit losses of $19,726,196 and $19,034,976 as of June 30, 2025 and December 31, 2024, respectively)	15,578,678	14,542,518
Advance payment for acquisition	5,000,000	—
Other current assets	339,309	109,753
Due from related parties	50,503	41,307
Total current assets	21,868,599	17,444,964

Fixed assets, net	138,223	143,806
Intangible assets, net	607,498	705,000
Goodwill	1,219,134	1,219,134
Operating lease right-of-use asset, net	286,886	352,262
Other assets	—	371

TOTAL ASSETS	$24,120,340	$19,865,537

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,262,249	$1,528,228
Syndicate payable	4,930,661	5,284,505
Due to related parties - current	1,600,000	1,600,000
Deferred consideration - current	213,826	207,721
Operating lease obligation - current	156,237	146,280
Total current liabilities	8,162,973	8,766,734

Operating lease obligation - noncurrent	135,785	203,369
Due to related party - noncurrent	—	1,600,000
Deferred consideration - noncurrent	267,928	351,172
Notes payable, net	34,391,767	32,229,267
Total liabilities	42,958,453	43,150,542
Commitments and Contingencies (Note 10)
STOCKHOLDERS’ DEFICIT
Series A preferred stock, par value $0.0001 per share; 81,250,000 shares authorized; 69,020,000 and 37,020,000 shares issued and outstanding
as of June 30, 2025 and December 31, 2024, respectively	6,902	3,702
Series C preferred stock, par value $0.0001 per share; 18,750,000 shares authorized; 0 and 18,750,000 shares issued and outstanding as of
June 30, 2025 and December 31, 2024, respectively	—	1,875
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 118,629,734 and 97,479,734 shares issued and outstanding
as of June 30, 2025 and December 31, 2024, respectively	11,863	9,748
Additional paid-in capital	22,463,687	14,315,979
Stock subscription receivable	(1,145,825)	(1,770,827)
Accumulated deficit	(40,179,891)	(35,848,153)
Accumulated other comprehensive income	5,151	2,671
Total stockholders’ deficit	(18,838,113)	(23,285,005)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$24,120,340	$19,865,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-29

FAVO CAPITAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Revenue	$3,315,179	$3,398,203	$6,680,404	$6,452,878

Cost of revenue	722,584	642,592	1,376,405	1,124,985

Gross profit	2,592,595	2,755,611	5,303,999	5,327,893

Operating expenses:
General and administrative expenses	2,158,329	1,908,897	4,181,244	3,654,890
Provision for bad debt expense	481,130	1,182,663	1,047,374	2,562,242
Professional fees	752,996	612,881	1,327,412	1,147,580
Total operating expenses	3,392,455	3,704,441	6,556,030	7,364,712

Loss from operations	(799,860)	(948,830)	(1,252,031)	(2,036,819)

Other income (expense):
Interest expense	(1,469,359)	(1,120,492)	(2,782,617)	(2,127,670)
Interest income	64,583	—	64,583	—
Loss on write down of investment	—	(1,685)	—	(1,685)
Other loss	(4,560)	(6,118)	(12,461)	(12,154)
Total other expenses, net	(1,409,336)	(1,128,295)	(2,730,495)	(2,141,509)

Net loss before income taxes	(2,209,196)	(2,077,125)	(3,982,526)	(4,178,328)

Income tax provision	—	—	—	—
Net loss	(2,209,196)	(2,077,125)	(3,982,526)	(4,178,328)

Preferred shares interest expense	(210,387)	(108,371)	(349,212)	(214,946)

Net loss to common shareholders	$(2,419,583)	$(2,185,496)	$(4,331,738)	$(4,393,274)

Net loss per common share - basic and diluted	$(0.02)	$(0.02)	$(0.04)	$(0.05)

Weighted-average common shares outstanding - basic and diluted	112,638,745	92,877,536	106,508,850	91,136,916

Comprehensive loss:
Net loss	$(2,419,583)	$(2,185,496)	$(4,331,738)	$(4,393,274)
Unrealized gain (loss) on foreign currency translation	—	4,225	2,480	(453)

Total comprehensive loss	$(2,419,583)	$(2,181,271)	$(4,329,258)	$(4,3 93,727)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-30

FAVO CAPITAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)

(Unaudited)

	Series A Preferred Stock		Series C Preferred Stock		Common Stock
	Number of		Number of		Number of
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Other Comprehensive Income	Total Stockholders’ Deficit
Balances as at December 31, 2024	37,020,000	$3,702	18,750,000	$1,875	97,479,734	$9,748	$14,315,979	$(1,770,827)	$(35,848,153)	$2,671	$(23,285,005)
Common stock issued for Simplified Companies acquisition	—	—	—	—	2,000,000	200	(200)	—	—	—	—
Issuance of common shares for stock subscription receivable	—	—	—	—	—	—	—	312,501	—	—	312,501
Net loss	—	—	—	—	—	—	—	—	(1,912,155)	2,480	(1,909,675)
Balances as at March 31, 2025	37,020,000	$3,702	18,750,000	$1,875	99,479,734	$9,948	$14,315,779	$(1,458,326)	$(37,760,308)	$5,151	$(24,882,179)
Series C preferred stock conversion to common stock	—	—	(18,750,000)	(1,875)	18,750,000	1,875	—	—	—	—	—
Issuance of Series A preferred stock	32,000,000	3,200	—	—	—	—	7,996,800	—	—	—	8,000,000
Issuance of common shares for stock subscription receivable	—	—	—	—	—	—	—	312,501	—	—	312,501
Issuance of common stock and warrants related to registration rights payment arrangement	—	—	—	—	400,000	40	151,108	—	—	—	151,148
Net loss	—	—	—	—	—	—	—	—	(2,419,583)	—	(2,419,583)

Balances as at June 30, 2025	69,020,000	$6,902	—	$—	118,629,734	$11,863	$22,463,687	$(1,145,825)	$(40,179,891)	$5,151	$(18,838,113)

	Series A Preferred Stock		Series C Preferred Stock		Common Stock
	Number of		Number of		Number of
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balances as at December 31, 2023	28,420,000	$2,842	18,750,000	$1,875	87,554,734	$8,755	$9,154,182	$(3,020,831)	$(26,726,777)	$—	$(20,579,954)
Common stock issued for Simplified Companies acquisition	—	—	—	—	1,000,000	100	249,900	—	—	—	250,000
Deferred equity consideration on Simplified Companies acquisition	—	—	—	—	—	—	740,000	—	—	—	740,000
Common stock issued for services	—	—	—	—	125,000	13	31,237	—	—	—	31,250
Issuance of common shares for stock subscription receivable	—	—	—	—	—	—	—	312,501	—	—	312,501
Net loss	—	—	—	—	—	—	—	—	(2,207,778)	(4,678)	(2,212,456)
Balances as at March 31, 2024	28,420,000	$2,842	18,750,000	$1,875	88,679,734	$8,868	$10,175,319	$(2,708,330)	$(28,934,555)	$(4,678)	$(21,458,659)
Common stock issued for promissory note extension	—	—	—	—	600,000	60	149,940	—	—	—	150,000
Issuance of common shares for stock subscription receivable	—	—	—	—	—	—	—	312,501	—	—	312,501
Preferred Stock issuances	600,000	60					149,940				150,000
Net loss	—	—	—	—	—	—	—	—	(2,185,496)	4,225	(2,181,271)

Balances as at June 30, 2024	29,020,000	$2,902	18,750,000	$1,875	89,279,734	$8,928	$10,475,199	$(2,395,829)	$(31,120,051)	$(453)	$(23,027,429)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-31

FAVO CAPITAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024
Cash Flows From Operating Activities
Net loss	$(4,331,738)	$(4,393,274)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	123,276	130,514
Loss on sale of investments	—	1,685
Amortization of debt issuance costs	37,500	3,125
Issuance of common stock and warrants related to registration rights payment arrangement	151,148	—
Operating lease right-of-use asset amortization	65,376	62,008
Provision for bad debt expense	1,047,374	2,562,242
Common stock issued for services	—	31,250
Amortization of stock subscription receivable	625,002	625,002
Interest expense on deferred consideration	37,859	48,263
Other income	2,516	—
Changes in assets and liabilities:
Advance receivables, net	(2,083,534)	(1,788,242)
Other current assets	(229,556)	(86,671)
Accounts payable and accrued liabilities	(265,979)	341,351
Syndicate payable	(353,844)	(1,090,198)
Due from related parties	(9,196)	(33,886)
Other non-current assets	371	603
Other non-current liabilities	—	(45,400)
Due to a related party	—	(122,437)
Operating lease obligations	(57,627)	(60,766)
Net cash used in operating activities	(5,241,052)	(3,814,831)

Cash Flows From Investing Activities
Purchases of property and equipment	(20,191)	(48,218)
Cash paid for acquisition of a business	—	(400,000)
Payment of deferred consideration	(114,998)	(114,999)
Advance payment for acquisition	(5,000,000)	—
Net cash provided by (used in) investing activities	(5,135,189)	(563,217)

Cash Flows From Financing Activities
Proceeds from notes payable	$2,125,000	$7,150,000
Payments made against promissory notes payable, related party	(1,600,000)	(1,500,000)
Proceeds from the issuance of Series A preferred stock	8,000,000	150,000
Payments made against notes payable, related party	—	(1,500,000)
Net cash provided by financing activities	8,525,000	4,300,000

Net change in cash	(1,851,241)	(78,048)

Effect of Exchange Rate Changes on Cash	(36)	(453)
Cash, Beginning	2,751,386	1,147,295

Cash, Ending	$900,109	$1,068,794

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
Cash paid for interest	$2,521,448	$1,893,702

Cash paid for income taxes	$—	$—

SUMMARY OF NON-CASH INVESTING AND FINANCING
ACTIVITIES

Issuance of deferred equity consideration	$200	$—

Common stock issued at acquisition	$—	$250,000

Deferred equity consideration at acquisition	$—	$740,000

Other deferred consideration at acquisition.	$—	$577,469

Issuance of common stock for promissory note extension	$—	$150,00 0

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-32

FAVO CAPITAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 - Organization

FAVO Capital, Inc. (“the Company”) was incorporated as Beeston Enterprises Ltd. on July 12, 1999 under the laws of the State of Nevada. The Company changed its name to FAVO Capital, Inc. on September 2, 2020, which was the market effective date established by the Financial Industry Regulatory Authority (“FINRA”). Previously, the Company was an exploration stage company engaged in the search of mineral deposits that could be developed to a state of a commercially viable producing mine. The Company is a private credit company focused on providing alternative financing solutions to small and medium-sized businesses (“SMB”) across the United States. The Company’s business model is centered around direct and syndicated revenue-based funding solutions that address the capital needs of SMBs underserved by traditional lending institutions. In support of the private credit business the Company has strategically expanded into the real estate sector and will explore real estate opportunities that improve access to alternative sources of working capital.

Note 2 - Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has an accumulated deficit of $40,179,891 as of June 30, 2025 and a net loss of $4,331,738 and negative cash generated from operating activities of $5,241,052 for the six months ended June 30, 2025. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. However, the Company has established an ongoing source of revenues, but it is currently not sufficient to cover the Company’s operating costs, and therefore, the Company is dependent upon debt and equity financing to fund its operations. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. In July and August, 2025, the Company raised $1,250,000 through issuance of Series A preferred shares and in July 2025, the Company raised $386,150 through issuance of Common Stock. In July 2025, the Company acquired a mixed use property (refer note 15) and management expects to generate additional revenues from the property and improve access to alternative funding partners. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiate collaboration agreements thereon. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”).

F-33

Unaudited Condensed Consolidated Financial Statements

The condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024, and the condensed consolidated statements of operations and comprehensive loss, stockholders’ deficit for the six months ended June 30, 2025 and 2024, and three months ended June 30, 2025 and 2024, and cash flows for the six months ended June 30, 2025 and 2024 are unaudited. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of June 30, 2025 and December 31 2024 and its results of operations and cash flows for the six months ended June 30, 2025 and 2024, and three months ended June 30, 2025 and June 2024. The financial data and the other financial information disclosed in the notes to the condensed consolidated financial statements related to the six months period are also unaudited. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2024 included herein was derived from the audited consolidated financial statements as of that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Estimates and assumptions reflected in the condensed consolidated financial statements include, but are not limited to, revenue recognition, the useful lives and carrying value of long-lived assets, the provision for bad debt expense, share-based compensation, and income taxes. Actual results could differ from those estimates.

Prior-Period Presentation

Certain prior-period amounts in the condensed consolidated balance sheets, condensed consolidated statement of operations and comprehensive loss, and condensed consolidated statement of cash flows have been reclassified to be consistent with the current-period presentation. There are no significant reclassifications.

Property, equipment and leasehold improvements.

Property, equipment and leasehold improvements are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment or undertaking leasehold improvements includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

F-34

The estimated useful lives of depreciable assets are as follows:

Computers and equipment	3-5 years
Office furniture and fixtures	5-7 years
Vehicles	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life

Concentration of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to a concentration of credit risk in the event of a default by the related financial institution holding the cash or securities, to the extent of the value recorded in the condensed consolidated balance sheets. The Company maintains its cash accounts in financial institutions with Federal depository insurance coverage (“FDIC”) of $250,000. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 825, Disclosures About Fair Value of Financial Instruments, requires the disclosure of fair value information about financial instruments. ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025 and December 31, 2024.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has access to at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Level 3 - Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, advance receivables, accounts payable and accrued liabilities, deferred consideration, notes payable, and due to and from related parties. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

F-35

Accounting Pronouncement Not Yet Adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes - Improvements to Income Tax Disclosures. The amendments require enhanced disclosures in connection with an entity's effective tax rate reconciliation, income taxes paid disaggregated by jurisdiction, and clarification on uncertain tax positions and related statement impacts. The amendments are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this amendment on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This amendment is expected to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This information is not generally presented in the financial statements today. The amendments in this update do not change or remove current expense disclosure requirements.

This ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either prospectively to financial statements issued for reporting periods after the effective date of this update or retrospectively to any or all periods presented in the financial statements. The Company is currently evaluating the impact of the new standard.

Note 4 - Business Combinations

On January 2, 2024, the Company acquired 100% membership interest in DBOSS Funding, LLC (dba Simplified Funding), LendTech CRM Solutions, LLC, and Believe PMF EIRL (collectively referred as “Simplified Companies”).

The Simplified Companies are engaged in the business of using proprietary software and call centers in the Dominican Republic and Florida to offer secured and unsecured financial products and services to clients with funders across the United States. The business generates revenue from the commissions generated from the funders.

The primary reason for the business combination is to grow direct funding business and improve overall margins by leveraging the synergies between the Company and the Simplified Companies.

In accordance with ASC 805, the acquisition was accounted for as a business combination under the acquisition method. The purchase consideration was allocated to the working capital and tangible and intangible assets acquired based on their estimated fair values as of the acquisition date, with the excess recorded as goodwill, as follows:

Goodwill	$1,219,134
Tangible assets	48,862
Intangible assets	900,000
Net assets acquired	$2,167,996

The fair value of the intangible assets was determined by applying the income approach, direct cost method and multi-period excess earnings method. The fair value measurements are based on significant unobservable inputs, including management estimates and assumptions, and thus represent Level 3 measurements.

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There were no transaction costs associated with the acquisition.

The goodwill balance is primarily attributed to the assembled workforce and synergies after the acquisition. No material measurement-period adjustments were recognized during the six months ended June 30, 2025 or 2024.

The Company obtained control of the Simplified Companies upon the transfer of cash consideration to the selling shareholders. The total consideration transferred in the acquisition was $2,167,996, consisting of the following:

Cash, including working capital adjustment	$485,527
Equity	990,000
Deferred consideration	692,469
Total purchase consideration	$2,167,996

The equity consideration represents 5,000,000 shares of the Company’s common stock, of which 4,000,000 shares will be issued in two tranches of 2,000,000 shares each on the first and second anniversaries of the acquisition date.

Deferred consideration represents the present value at the acquisition date of the cash payments of $920,000, payable in equal weekly installments over four years.

Note 5 – Allowance for Credit Losses

The change in the allowance for expected credit losses on advance receivables during the six months ended June 30, 2025 is summarized as follows:

Beginning balance	$19,034,976
Provision for (reversal of) credit losses	1,255,690
Charge-offs	(573,018)
Recoveries	8,548
Ending balance	$19,726,196

Note 6 - Fixed Assets, Net

At June 30, 2025 and December 31, 2024, fixed assets consisted of the following:

	June 30, 2025
	Cost	Accumulated depreciation	Net Book Value
Computers	$116,169	$72,796	$43,373
Furniture and Fixtures	16,550	11,015	5,535
Office Equipment	126,413	45,540	80,873
Leasehold improvements	17,577	9,135	8,442
	$276,709	$138,486	$138,223

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	December 31, 2024
	Cost	Accumulated depreciation	Net Book Value
Computers	$102,507	$71,929	$30,578
Furniture and Fixtures	28,786	12,753	16,033
Office Equipment	112,111	19,495	92,616
Leasehold improvements	12,643	8,064	4,579
	$256,047	$112,241	$143,806

Depreciation expense for the six months ended June 30, 2025 and 2024 was $25,774 and $33,014, respectively. Depreciation expense for the three months ended June 30, 2025 and 2024 was $12,913 and $17,447, respectively.

Note 7 - Intangible Assets, Net and Goodwill

The carrying values of amortizable intangible assets are summarized as follows:

	June 30, 2025
	Gross Carrying Amount	Accumulated depreciation	Net Book Value
Trade name	$200,000	$30,000	$170,000
Developed technology	650,000	243,752	406,248
Customer relationships	50,000	18,750	31,250
	$900,000	$292,502	$607,498

	December 31, 2024
	Gross Carrying Amount	Accumulated depreciation	Net Book Value
Trade name	$200,000	$30,000	$180,000
Developed technology	650,000	162,500	487,500
Customer relationships	50,000	12,500	37,500
	$900,000	$195,000	$705,000

Amortization expense related to intangible assets for the six months ended June 30, 2025 and 2024 was $97,502 and $97,500, respectively. Amortization expense related to intangible assets for the three months ended June 30, 2025 and 2024 was $48,751 and $48,750, respectively.

The Company’s goodwill balance was $1.2 million as of June 30, 2025 and December 31, 2024. There were no impairment charges related to goodwill for the six and three months ended June 30, 2025 or 2024.

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Note 8 - Related-Party Transactions

From time to time, the Company enters into transactions with its affiliates that are considered to be related-party transactions. As of June 30, 2025 and December 31, 2024, the balances with such affiliates were included in the condensed consolidated balance sheets as due from related parties.

For the six months ended June 30, 2025 and 2024 the Company paid expenses of $23,836 and $103,544, respectively, on behalf of FAVO Holdings LLC. For the three months ended June 30, 2025 and 2024 the Company paid expenses of $7,718 and $100,407, respectively, on behalf of FAVO Holdings LLC. These amounts were classified as due from related parties in the consolidated balance sheet, the outstanding balances as of June 30, 2025 and December 31, 2024 from Favo Holding LLC was $13,098 and $15,418, respectively.

For the six months ended June 30, 2025 and 2024 the Company incurred costs of $510,000 and $510,000, respectively, under the management agreement between FAVO Holdings LLC and the Company. For the three months ended June 30, 2025 and 2024 the Company incurred costs of $255,000 and $255,000, respectively, under the management agreement between FAVO Holdings LLC and the Company. There are no outstanding balances due to Favo Holding LLC as of June 30, 2025 and December 31, 2024. Favo Holding LLC is owned by members Vincent Napolitano, CEO of the Company and Mr. Shaun Quin, President and Director of the Company.

The Company issued $4,700,000 of senior secured notes to FAVO Holdings LLC to finance the FAVO Group acquisition in 2023. The outstanding balance on this note as of June 30, 2025 and December 31, 2024 was $1,600,000 and $3,200,000, respectively.

The Company issued 15,000,000 shares of common stock to Stewards Investment Capital Limited in July 2023 to serve on the advisory board for a period of 3 years term as per the advisory board agreement. The Company recorded the issuance of shares as stock subscription receivable at the time of issuance, as services are not yet rendered. The Company amortizes the stock subscription receivable over the 3 years term on a straight-line basis. For the six months ended June 30, 2025 and 2024, the Company amortized an amount of $625,002 each from stock subscription receivable. For the three months ended June 30, 2025 and 2024, the Company amortized an amount of $312,501 each from stock subscription receivable.

Note 9 - Notes Payable

From time to time, the Company enters into secured promissory note agreements with various parties. The proceeds from these arrangements are used primarily to support the Company’s short-term trade finance operations and general working capital needs. These notes are typically secured by specific assets of the Company, as outlined in the respective agreements. The terms and conditions of each note may vary depending on the nature of the transaction and the counterparties involved.

As of June 30, 2025 and December 31, 2024, the total outstanding note payable was $34,391,767 and $32,229,267, respectively, which is net of unamortized debt issuance costs associated with the note amounting to $71,875 and $109,375, respectively.

Future minimum principal payments as at June 30, 2025 are as follows:

2025	$—
2026	33,391,767
2027	—
2028	1,000,000
$34,391,767

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Note 10 - Commitments and Contingencies

Legal Proceedings

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals.

Operating Leases

On November 25, 2020, the Company entered into an office lease agreement with AM Property Holding II Corp, the agent for 1025 II, LLC. The Company moved into Suite 311 on the third floor of the building located at 1025 Old Country Road, Westbury, New York. On September 15, 2021, the Company ended the aforementioned lease agreement and entered into a new lease agreement with the existing landlord and into Suite 421 on the fourth floor of the same building. The lease accrues interest based on a weighted-average interest rate of 5.52% and a weighted-average lease term of 72 months.

On January 2, 2024, the Company acquired two leases as part of the Simplified Companies acquisition. Each lease was recognized and measured at fair value based on the remaining lease term at the date of acquisition by applying ASC 842, Leases. The office spaces for these leases are located in Lauderhill, Florida and Bonao, Dominican Republic.

In 2024, the Company added a second call center location in Le Vega, Dominican Republic.

The Company recorded operating lease expenses of $85,917 and $91,832 for the six months ended June 30, 2025 and 2024, respectively. The Company recorded operating lease expenses of $40,917 and $49,383 for the three months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025, the following table reconciles the undiscounted cash flows for the following years and total of the remaining years to the operating lease obligation recorded in the condensed consolidated balance sheets, the future minimum annual lease payments under the operating leases were as follows:

Remainder of 2025	$77,823
2026	145,116
2027	86,554
Total future lease payments	$309,493
Less: Interest	(17,471)
Present value of lease liabilities	$292,022

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of June 30, 2025 are 2.09 years and 5.52%, respectively.

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Note 11 - Net Loss Per Share Attributable to Common Stockholders

Because the Company was in a net loss position for the six months ended and three months ended June 30, 2025, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Numerator:
Net Loss, to common stockholders	$(2,419,583)	$(2,185,496)	$(4,331,738)	$(4,393,274)
Denominator:
Weighted average shares of common stock outstanding, basic and diluted	112,638,745	92,877,536	106,508,850	91,136,916
Net loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.04)	$(0.05)

The financial instruments that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share (because including them would have had an anti-dilutive effect) were as follows:

	June 30, 2025	June 30, 2024
Convertible preferred stock	69,020,000	47,170,000
Common stock warrants	8,400,000	—
Total	77,420,000	47,170,000

Note 12 - Income Taxes

We did not record an income tax provision for the six months ended June 30, 2025 and 2024. We maintain a 100% valuation allowance on total deferred tax assets. Management believes it is more likely than not that the related deferred tax asset will not be realized. As a result, the Company’s effective tax rate will remain at 0% because there are no estimated or discrete items that would affect the tax provision.

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Note 13 - Stockholders’ Equity

Common Stock

As of June 30, 2025, the Company has 500,000,000 shares of common stock authorized and 118,629,734 shares of common stock issued and outstanding. The remaining authorized shares of common stock are available for purposes of satisfying the conversion of preferred stock and the exercise and future grant of common stock options, warrants and restricted shares.

The Company completed the acquisition of the Simplified Companies on January 2, 2024 (refer Note 4). On February 28, 2025, the first tranche of deferred equity shares, consisting of 2,000,000 common stock, was issued to Robinpaws LLC as part of the purchase consideration for the business acquisition.

On May 9, 2025, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 18,750,000 Series C Preferred shares into 18,750,000 shares of common stock at par value $0.0001 of FAVO Capital Inc. On May 9, 2025, all outstanding shares of Series C preferred stock were converted on a one for one basis into common stock and distributed as follows; 1) VK Nap Family LLC, 10,359,375 shares 2) S&T Family Limited Partnership, 5,578,125 shares, and 3) Stewards Investment Capital, 2,812,500 shares.

On June 4, 2025, the Company issued 400,000 Common Units to various stockholders as registration delay payments based on the Registration Rights Agreement entered into as part of the offering that occurred in December 2024. These Common Units were valued at $100,000 which has been recognized as expenses during the six months ended June 30, 2025.

Common Stock Warrants

As part of the Purchase Agreements dated September 9, 2024, the Company issued 8,000,000 common stock warrants on December 11, 2024 with a term of five years expiring December 11, 2029. These common stock warrants were determined to be equity-classified. As of June 30, 2025, all common stock warrants were outstanding and exercisable at $0.40 per share.

The aggregate fair value of the common stock warrants issued in 2024 was $1,087,831 and is recorded within stockholders’ deficit on the condensed consolidated balance sheets.

On June 4, 2025, the Company issued 400,000 common stock warrants to various stockholders as registration delay payments based on the Registration Rights Agreement entered into as part of the offering that occurred in December 2024. These common stock warrants have same terms and conditions as per the Purchase Agreements dated September 9, 2024. The aggregate fair value of the common stock warrants issued in 2025 was $51,148 and is recorded within stockholders’ deficit on the condensed consolidated balance sheets. This amount has been recognized as expenses during the six months ended June 30, 2025.

The fair value of the common stock warrants was determined using Black-Scholes model, based on the following assumptions at the issuance date:

Dividend Yield	0%
Expected Volatility	75%
Risk- free interest rate	3.93% - 4.09%
Expected term	4.5 - 5 Years

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Series A Preferred Stock

On May 8, 2025, the Company issued to Stewards International Funds PCC 32,000,000 shares of Series A preferred shares for a total investment of $8,000,000.

As of June 30, 2025 and December 31, 2024, the Company is authorized to issue 81,250,000 shares of Series A preferred stock, 69,020,000 and 37,020,000 shares of which were issued and outstanding respectively.

The following is a description of the material rights of the Company’s Series A preferred stock:

Voting - The holders of Series A preferred stock vote together with the holders of common stock and any other class or series of stock entitled to vote thereon as a single class on an as-converted basis.

Dividend - Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company’s option, in (a) cash or (b) shares of the Company’s common stock, or a combination thereof, and shall be non-cumulative.

Liquidation Preference - Holders of Series A preferred stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the newly created preferred stock, over the Company’s common stock and Series C preferred stock in the event of a dissolution, liquidation or winding up of the Company.

Conversion Rights - After twenty-four months, each share of Series A Preferred Stock may be converted into shares of common stock, the number of which is determined according to the following formula, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events: Conversion Amount ($0.25) / Conversion Price ($0.25).

In connection with any conversion, each holder of Series A Preferred Stock is subject to a beneficial ownership limitation of 9.99% of our outstanding common stock

Redemption - The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments, and for every $250,000 redeemed, the Company will issue to the holder a warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share.

Series C Preferred Stock

On May 9, 2025, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 18,750,000 Series C Preferred shares into 18,750,000 shares of common stock at par value $0.0001 of FAVO Capital Inc.

As of June 30, 2025, no Series C preferred stocks were outstanding. As of December 31, 2024, the Company is authorized to issue 18,750,000 shares of Series C preferred stock, all of which remained issued and outstanding.

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The following is a description of the material rights of the Company’s Series C preferred stock:

Voting - The Series C preferred stock shall vote on any matter that may, from time to time, be submitted to the Company’s shareholders for a vote, on a 25-for-one basis. If the Company effects a stock split that either increases or decreases the number of shares of common stock outstanding and entitled to vote, the voting rights of the Series C preferred stock shall not be subject to adjustment unless specifically authorized.

Conversion - The Series C preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Original Issue Price of the Series C preferred stock by the Series C Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.

Each share of Series C preferred stock shall automatically be converted into shares of common stock at the applicable Series C Conversion Price in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Company’s sale of its common stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; (ii) a liquidation, dissolution or winding up of the Company as defined in Section 2(c) above but subject to any liquidation preference required by Section 2(a) above; or (iii) the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of Series C preferred stock.

Dividend - Subject to the rights of any existing series of preferred stock or to the rights of any series of preferred stock that may, from time to time hereafter, come into existence, the holders of shares of Series C preferred stock shall be entitled to receive non-cumulative dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in common stock or other securities and rights convertible into, or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company) on the common stock of the Company, as and if declared by the Board of Directors, as if the Series C preferred stock had been converted into common stock.

Liquidation Preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, subject to the rights of any existing series of preferred stock or to the rights of any series of preferred stock that may, from time to time hereafter, come into existence, the holders of the Series C preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Company upon the initial issuance of the Series C preferred stock (each, the “the Original Issue Price”) for each share of Series C preferred stock then held by them, plus declared but unpaid dividends. Unless the Company can establish a different Original Issue Price in connection with a particular sale of Series C preferred stock, the Original Issue Price shall be $0.0001 per share for the Series C preferred stock. If, upon the occurrence of any liquidation, dissolution or winding up of the Company, the assets and funds thus distributed among the holders of the Series C preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any existing series of preferred stock or to the rights of any series of preferred stock that may, from time to time hereafter, come into existence, the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the each series of preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

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Note 14 - Segment Information

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief executive officer, who is its chief operating decision maker (“CODM”), reviews its financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. The key performance measure used by the CODM to make key operating decisions is consolidated net loss, as reported in the condensed consolidated statement of operations and comprehensive loss. The measure of segment assets is total assets, as included in the condensed consolidated balance sheets. Refer to the condensed consolidated financial statements for other financial information regarding our single reportable segment.

The following table presents certain financial data for the Company’s reportable segment, including significant segment expenses regularly provided to the CODM to assess the performance of the Company:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	$3,315,179	$3,398,203	$6,680,404	$6,452,878
Significant segment-level expenses:
Cost of revenues	722,584	642,592	1,376,405	1,124,985
General and administrative expenses	2,158,329	1,908,897	4,181,244	3,654,890
Provision for bad debt expense	481,130	1,182,663	1,047,374	2,562,242
Professional fees	752,996	612,881	1,327,412	1,147,580
Other segment expenses	1,619,723	1,236,666	3,079,707	2,356,455
Net loss before income taxes	$(2,419,583)	$(2,185,496)	$(4,331,738)	$(4,393,274)

Other segment expenses consist of interest expenses and foreign exchange losses. These are disclosed in the condensed consolidated statements of operations and comprehensive loss.

Note 15 - Subsequent Events

Subsequent events have been evaluated through August 14, 2025, which is the date these condensed consolidated financial statements were available for issuance. We are not aware of any subsequent events that would require recognition or disclosure in the condensed consolidated financial statements except for the events discussed below.

Promissory Note

On July 17, 2025, the Company entered into a revolving promissory note agreement with VK Nap Family, LLC for $1,500,000, promissory note bears interest at 12% per annum and has a one-year term. VK Nap Family LLC is owned by living trusts of Mr. Vincent Napolitano, CEO of the Company, and his wife Mrs. Kathleen Napolitano.

Series A Preferred Stock Issuance

On July 14, 2025, the Company signed subscription agreements with Forfront Capital LLC to purchase 1,000,000 shares of Series A preferred shares for a total investment of $250,000.

On August 4, 2025, the Company signed subscription agreements with Stewards International Funds PCC to purchase 4,000,000 shares of Series A preferred shares for a total investment of $1,000,000.

F-45

Variable Interest Entity

Effective August 1, 2025, the Company transferred its 100% interest in FC Sub Fund LLC (the “VIE”) to Forfront Capital LLC for a consideration of $1. The VIE was not previously consolidated by the Company, as the Company was not the primary beneficiary of the VIE. The Company is still continuing its involvement with the entity in the form of a 2% management fee arrangement for managing the VIE’s assets.

Securities Purchase Agreement

On September 9, 2024, the Company entered into a securities purchase agreement (the “ Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued (i) 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Purchase Agreement, the Common stock were sold at a purchase price of $0.25 per share, five-year Common warrants having exercise price of $0.40 per share and the Pre-funded warrants having exercise price of $0.0001 per share. The sale of the Units to the Purchasers closed on December 12, 2024 (the “initial closing Date”). The aggregate gross proceeds to the Company from the December 2024 Offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued (i) 1,750,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Purchase Agreement, the Common stock were sold at a purchase price of $0.25 per share, five-year Common warrants having exercise price of $0.40 per share and the Pre-funded warrants having exercise price of $0.0001 per share. The sale of the Units to the Purchasers closed on July 30, 2025 (the “Second closing date”). The aggregate gross proceeds to the Company from the July 2025 Offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the Effectiveness Deadline extension to December 31, 2025.

Block 40 Entities Acquisition

On July 11, 2025, the Company entered into membership interest purchase agreement with Block 40 Investment Holding LLC, Block 40 Managers, LLC and Hollywood Circle Capital LLC (together “Block 40 entities”) for the acquisition of 100% of the equity interest of Block 40 entities by issuing common stock of 69,636,906 shares at $0.76 per share. The Company is in the process of determining the fair value of the assets acquired and liabilities assumed. The acquisition represents the Company’s strategic expansion into the real estate sector.

In contemplation of the acquisition, on May 29, 2025, the Company signed an agreement with Block 40 Investment Holdings, LLC, to disburse an advance amount of $5,000,000. The Company disbursed the entire amount of $5,000,000 during the six months ended June 30, 2025. The advance bears interest at 15% per annum and has a one year term. As of June 30, 2025, the outstanding advance was $5,000,000. As of June 30, 2025, the advance interest receivable was $64,583.

Due to limited amount of time elapsed since the acquisition date, the initial accounting for the Block 40 entities acquisition is incomplete, the Company will provide amounts recognized as of July 11, 2025, the acquisition date, for assets acquired and liabilities assumed from the transaction in the Company’s condensed consolidated financial statements for the period ended September 30, 2025.

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Name Change

On August 7, 2025, the Board of Directors of the Company approved a change in the name of the Company from Favo Capital Inc. to Stewards, Inc. The Company has yet to file the documentation for this name change with the State of Nevada but has initiated the process with FINRA. The name change will not be effective until FINRA provides a market effective date.

Reverse Stock Split

On August 7, 2025, the Board of Directors approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of not less than 1-for-2 and not greater than 1-for-100, subject to receipt of a market effective date from FINRA. The Company has yet to file the documentation for this reverse stock split with the State of Nevada but has initiated the process with FINRA. The reverse stock split will not be effective until FINRA provides a market effective date.

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FAVO CAPITAL, INC.

[*] SHARES OF COMMON STOCK

_____________________

PROSPECTUS

_____________________

[*], 2025

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

D. Boral Capital

111

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION ON SEPTEMBER [*], 2025

FAVO CAPITAL, INC.

Shares of Common Stock

This prospectus relates to 20,621,250 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus.

Our common stock is currently quoted on the OTC Pink Market operated by OTC Markets Group Inc. under the symbol “FAVO.” On September [*], 2025, the closing price of our common stock on OTC Pink Market was $[*] per share. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under a symbol that more resembles our new name. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTC Pink market will be indicative of the prices of our common stock if our common stock were traded on the Nasdaq Capital Market.

No resales of the common stock covered by this prospectus shall occur until the closing of our primary offering. Once the primary offering is completed, the selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. See “Plan of Distribution” for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 31 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September [*], 2025

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The Offering

Shares offered by the selling stockholders:	This prospectus relates to [*] shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus.
Shares to be outstanding after this offering (1):	[*] shares of common stock (or [*] shares if the underwriters exercise the over-allotment option in full).
Use of proceeds:	We will not receive any proceeds from the sales of outstanding shares by the selling stockholders.
Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 31.
Trading market and symbol:	Our common stock is currently quoted on the OTC Pink Market under the symbol “FAVO.” In connection with our public offering, we intend to apply for the listing of our common stock on Nasdaq under a symbol that more resembles our new name. The closing of the public offering is contingent upon our uplisting to Nasdaq.

(1) The number of shares outstanding after this offering is based on [*] shares of common stock outstanding on September [*], 2025, but does not include:

•	20,000,000 shares of our common stock that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	10,237,500 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	146,250 shares issuable upon exercise of prefunded warrants, with an initial exercise price of $0.0001 per share;
•	64,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock; and
•	10,000,000 shares issuable upon conversion of our outstanding Series B Preferred Stock.

Please see “Description of Capital Stock” for additional details regarding our outstanding convertible securities.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those restricted shares previously issued to the selling stockholders.

On September 9, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share.

The sale of the Units to the Purchasers closed on December 12, 2025. The aggregate gross proceeds to the Company from the December 2024 offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued 1,750,000 of the Common Units. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share. The sale of the Common Units to the Purchasers closed on July 30, 2025. The aggregate gross proceeds to the Company from the July 2025 offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the effectiveness deadline extension to December 31, 2025. As a result, the Company issued 487,500 shares of common stock and warrants to purchase 487,500 shares of common stock to the investors.

The Company intends to use the net proceeds from the offering for general corporate purposes, servicing interest on debt, and expenses for uplisting to a national exchange.

In connection with the private placement, we signed a registration rights agreement to include the shares in a resale registration. We are registering the shares in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these shares and except as stated in the table below, the selling stockholders have not had any material relationship with us within the past three years and based on the information provided to us by the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the ownership of the shares by each of the selling stockholders. The second column lists the number of shares owned by each selling stockholder. The third column lists the shares being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of September [*], 2025. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons, any shares that such person or persons has the right to acquire within sixty (60) days are deemed to be outstanding for such person but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

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The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Common Stock Beneficially Owned Prior to this	Number of Shares Being	Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder	Offering	Offered	Shares	Percent (1)
MARGHERITA CACIOPPO TRUST IRRV U/A DTD 03/08/2019(2)	423,000	423,000	—	—
ROBERT & MARY RIVIERE	423,000	423,000	—	—
JORDAN G NAYDENOV	211,500	211,500	—	—
WILLIAM BATZER	211,500	211,500	—	—
JOHN M RANEY	846,000	846,000	—	—
DARREN BRUNGARDT	211,500	211,500	—	—
RICHARD JAFFE	423,000	423,000	—	—
BRIAN ESKIN	211,500	211,500	—	—
JAMES & NIDA GODFREY	211,500	211,500	—	—
THE LOVELY LIVING TRUST DTD 4/1/16(3)	211,500	211,500	—	—
RICHARD & FRANCES BATZER	211,500	211,500	—	—
RICHARD & WILLIAM BATZER	211,500	211,500	—	—
SHB EQUITIES LLC (4)	211,500	211,500	—	—
PULLIAM TRUST (5)	211,500	211,500	—	—
RONALD CHUPP	211,500	211,500	—	—
DANIEL L KOONS & MARGARET KOONS	423,000	423,000	—	—
DANIEL B KOONS & KIMBERLY A WROBEL	211,500	211,500	—	—
JEFFREY A NIEZGODA	423,000	423,000	—	—
GLEN SCHNEIDER	846,000	846,000	—	—
DANIEL L PASSACANTILLI	211,500	211,500	—	—
JAMES C GUMINA	211,500	211,500	—	—
MATTHEW J EAMES	211,500	211,500	—	—
JOHN DARGER	211,500	211,500	—	—
FORFRONT CAPITAL, LLC (6)	8,460,000	8,460,000	—	—
IVAN CAPLAN	846,000	846,000	—	—
HERBERT FAMILY TRUST DTD 07/05/2023(7)	105,750	105,750	—	—
PETER V HOUMERE & SARAH W HOUMERE	211,500	211,500	—	—
BARRY KERN	211,500	211,500	—	—
DANIEL B. KOONS	211,500	211,500	—	—
Barger Excavating, Inc.(8)	211,500	211,500
DANIEL HIGGINS	211,500	211,500
Greg John & Evelyn Ellen FRANKLIN	211,500	211,500
HOWARD & Jonathan HOWELL	423,000	423,000
JAY ROBERT Ricigliano	105,750	105,750
JOSEPH & Yulia Moriarty	105,750	105,750
MATTHEW DIMICCO	634,500	634,500
STEPHEN CARMEL Living Trust DTD 9/25/20(9)	211,500	211,500
Stewards Investment Capital Limited (10)	16,269,000	1,269,000
Total	35,621,250	20,621,250	—	—

(1)	Applicable percentage ownership after this offering is based on [*] shares of common stock outstanding after the public offering. As noted above, for purposes of computing percentage ownership after this offering, we have assumed that all shares offered by the selling stockholders will be sold in this offering.
(2)	Antonio Cacioppo is the trustee and has voting and dispositive authority over these shares.
(3)	Douglas V. Lovely is the trustee and has voting and dispositive authority over these shares.
(4)	Henry Bergmann has voting and dispositive authority over these shares.
(5)	Gary P. Pulliam and Darlene A. Pulliam have voting and dispositive authority over these shares.
(6)	Forfront Capital, LLC is an affiliate shareholder. Glen Steward, our director, along with Nathaniel Tsang Mang Kin and Bilal Adam, have voting and dispositive authority over these shares. While these shares are included in the selling shareholder table in accordance with SEC requirements, the inclusion does not reflect an immediate intention to dispose of such shares. Any sales, if undertaken, are expected to occur gradually over time and in a manner consistent with long-term alignment of interests with the Company.
(7)	Hal C. Herbert is the trustee and has voting and dispositive authority over these shares.
(8)	Nicholas Barger has voting and dispositive authority over these shares.
(9)	Stephen Carmel is the trustee and has voting and dispositive authority over these shares.
(10)	Stewards Investment Capital Limited and Stewards International Funds PCC, on behalf of the Stewards Private Credit Fund, are affiliate shareholders. Glen Steward, our director, and Bilal Adam have voting and dispositive authority over these shares. As with other affiliates, the shares are reflected in the selling shareholder table for disclosure purposes, but there is no current plan to sell them immediately upon uplisting to Nasdaq. Any future sales would likely take place over an extended period, underscoring the ongoing commitment of these shareholders to the Company’s long-term growth and performance.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders and any of their transferees, pledgees, assignees, donees, and successors-in-interest from time to time after the date of this prospectus.

Our common stock is currently quoted on the OTC Pink Market. We intend to apply for the listing of our common stock on Nasdaq in connection with our public offering and the closing of such public offering is contingent upon our uplisting to Nasdaq. The common stock may be sold by selling stockholders in one or more transactions at prevailing market prices at the time of the sale. However, the selling stockholders will not sell any common stock until after the closing of the primary offering. Once the primary offering is completed, the selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods.

A selling stockholder may use any one or more of the following methods when selling the securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

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The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure you that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of our common stock.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the shares, then we would be required to amend the registration statement of which this prospectus is a part and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

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LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by The Doney Law Firm.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$
Transfer Agent Fees*	$
Accounting fees and expenses*	$
Legal fees and expenses*	$
Blue Sky fees and expenses*	$
Total*	$

* Estimated

Item 14. Indemnification of Directors and Officers.

The Nevada Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our articles of incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Nevada Revised Statutes and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

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Item 15. Recent Sales of Unregistered Securities.

For the past three years, the Company has engaged in the following equity events:

On March 8, 2021, the Company authorized the issuance of 800,000 restricted shares of Common Stock to Richard Dubi and Liro Holdings, controlled by Rocco Trotta for services valued at $336,000 or $0.42 per share.

On June 30, 2021, the Company authorized the issuance of 750,000 restricted shares of Common Stock to Richard Dubi and Liro Holdings, controlled by Rocco Trotta for services valued at $315,000 or $0.42 per share.

On August 5, 2021, the holder of the August 8, 2020, convertible note in the amount of $110,000, elected to convert their entire note into 218,916 shares of common stock.

On October 15, 2021, the Company issued 50,000 shares of common stock to a consultant (Jospeh Manopella) for services valued at $31,500.

On October 25, 2021, the Company issued 100,000 shares of common stock to a consultant (James Fellus) for services valued at $63,000.

On May 6, 2022, the Company issued 500,000 shares of common stock to consultants (Christopher Snead) for services valued at $250,000.

On July 13, 2022, the Company issued 100,000 shares of common stock to a consultant (Tania Fellus) for services valued at $50,000.

On that same date, the Company issued another 100,000 shares of common stock to a consultant (Bryan Dumas) for services valued at $50,000.

On September 13, 2022, the Company issued 250,000 shares of common stock to a consultant (Phyllis Ann Francis) for services valued at $87,500.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On May 31, 2023, the holder of the Series C Preferred Stock mutually agreed with Shaun Quin, current President and Glen Steward, current Chief Strategy Officer and as per the Master Acquisition Agreement, that upon the filing of the S-1 Registration and the public sale of the company’s common shares, that the Series C Preferred Shares will be redeemed and converted to common stock and split pro-rata amongst these Directors. The pro-rata split was agreed as such. Vincent Napolitano will hold 55.25% ownership; Shaun Quin will hold 29.75% ownership, and Glen Steward will hold 15% ownership of the converted Series C Preferred Stock to common shares of the company, which can be held in their personal names or transferred to an entity of their choosing.

Therefore, increasing the shareholding of Vincent Napolitano by 10,359,375 shares of common stock, Shaun Quin, through his nominated entity S & T Quin Family Limited Partnership by 5,578,125 shares of common stock and Glen Steward, through his nominated entity Stewards Investment Capital by 2,812,500 shares of common stock.

On June 7, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

119

On July 1, 2023, the Company issued 1,600,000 shares of common stock to a consultant (Liro Holdings/Rocco Trotta) for services valued at $400,000.

On July 7, 2023, the Company issued 15,000,000 shares of common stock to a consultant (Stewards Investment Capital (Glen Steward)) for services valued at $3,750,000.

On July 7, 2023, the Company issued 400,000 shares of common stock to another consultant (Gennaro Trotta) for services valued at $100,000.

On July 7, 2023, the Company issued another 20,000,000 shares of common stock to Favo Holdings, LLC (Vincent Napolitano and Shaun Quin) in accordance with the FAVO Group Acquisition. On the same date, the Company also issued a further 2,400,000 shares to LIRO Holdings LCC in lieu of the promissory note extension.

On November 27, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 50,000,000 shares to 100,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 29, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series C Preferred Stock to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 29, 2023, the Company we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series A Preferred Stock to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

On December 5, 2023, the Company issued 200,000 shares of common stock to a third party (Earnest P. Hart) for services valued at $50,000.

From June 30, 2023, to December 5, 2023, the Company issued 28,420,000 shares of Series A Preferred stock to Forfront Capital, LLC in accordance with the FAVO Group acquisition.

On January 1, 2024, the Company issued 1,000,000 shares of common stock to a third party (Robin Paws) for the Simplified acquisition valued at $250,000.

On February 28, 2024, the Company issued 125,000 shares of common stock to a third party (Sebastian Darmodihardjo) for services valued at $31,250.

On April 19, 2024, the Company issued 600,000 shares of common stock to an investor (Liro Holdings (Rocco Trotta)) for shares valued at $150,000.

On June 18, 2024 the Company issued 600,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

As of June 30, 2024, and December 31, 2023, 89,279,734 and 87,554,734 shares of common stock with par value of $0.0001 remains outstanding, respectively.

On July 24, 2024, the Company issued 200,000 shares to a third party (Earnest P. Hart)for services valued at $50,000.

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On October 18, 2024 the Company issued 5,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On October 21, 2024 the Company issued 3,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On September 9, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) for the purchase and sale of Company’s securities. In an initial closing, the Company issued 8,000,000 of the Common Units, each such Common Unit consisted of one share of the Company’s common stock with a par value $0.0001 per share (“Common Stock”), common warrants (“Warrants”) to purchase one Common Stock, for every one share of common stock purchased and a pre-funded warrant (“Pre-funded Warrant”) to purchase 3/200th share of Common Stock purchased. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share.

The sale of the Units to the Purchasers closed on December 12, 2025. The aggregate gross proceeds to the Company from the December 2024 offering were approximately $2,000,000 before deducting placement agent fees and expenses and other transaction costs of $207,600.

In a second closing, the Company issued 1,750,000 of the Common Units. Pursuant to the Securities Purchase Agreement, the Common Units were sold at a purchase price of $0.25 per share, with five-year Warrants having exercise price of $0.40 per share and the Pre-funded Warrants having exercise price of $0.0001 per share. The sale of the Common Units to the Purchasers closed on July 30, 2025. The aggregate gross proceeds to the Company from the July 2025 offering were approximately $437,500, before deducting placement agent fees and expenses and other transaction costs of $51,350.

The Company issued an additional 5% in common stock and 5% in warrants to all participants of the offering for the first and second closing, in lieu of the effectiveness deadline extension to December 31, 2025. As a result, the Company issued 487,500 shares of common stock and warrants to purchase 487,500 shares of common stock to the investors.

On May 8, 2025, the Company signed subscription agreements with Stewards International Funds PCC to purchase 32,000,000 shares of Series A preferred shares for a total investment of $8,000,000.

On May 9, 2025, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 18,750,000 Series C Preferred shares into 18,750,000 shares of common stock at par value $0.0001 of FAVO Capital Inc. On May 9, 2025, all outstanding shares of Series C preferred stock were converted on a one for one basis into common stock and distributed as follows; 1) VK Nap Family LLC, 10,359,375 shares 2) S&T Family Limited Partnership, 5,578,125 shares, and 3) Stewards Investment Capital, 2,812,500 shares.

On July 11, 2025, the Company entered into membership interest purchase agreement with Block 40 Investment Holding LLC, Block 40 Managers, LLC and Hollywood Circle Capital LLC (together “Block 40 entities”) for the acquisition of 100% of the equity interest of Block 40 entities by issuing common stock of 69,636,906 shares at $0.76 per share.

On July 14, 2025, the Company signed subscription agreements with Forfront Capital LLC to purchase 1,000,000 shares of Series A preferred shares for a total investment of $250,000.

On August 4, 2025, the Company signed subscription agreements with Stewards International Funds PCC to purchase 4,000,000 shares of Series A preferred shares for a total investment of $1,000,000.

The securities described above were issued pursuant to the Favo Capital, Inc. 2024 Incentive Plan or in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of the securities in the transactions described above acquired the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends were affixed to the instruments representing such securities issued in such transactions.

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Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit #	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit #	To Be Filed By Amendment	File or Furnished Herewith

1.1	Form of Underwriting Agreement					X
2.1	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Funding CA LLC					X
2.2	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Funding LLC					X
2.3	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Group Human Resources LLC					X
2.4	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Group LLC					X
2.5	Membership Interest Purchase Agreement, dated May 30, 2023, with FORE Funding CA LLC					X
2.6	Membership Interest Purchase Agreement, dated May 30, 2023, with FORE Funding LLC					X
2.7	Membership Interest Purchase Agreement, dated May 30, 2023, with Honeycomb Sub Fund LLC					X
2.8	Asset Purchase Agreement, dated December 2023					X
2.9	Membership Interest Purchase Agreement, dated July 11, 2025, with Block 40 Managers, LLC					X
2.10	Membership Interest Purchase Agreement, dated July 11, 2025, with Block 40 Investments Holdings, LLC					X
2.11	Membership Interest Purchase Agreement, dated July 11, 2025, with Hollywood Circle Capital LLC					X
3.1	Amended and Restated Articles of Incorporation of Favo Capital, Inc.					X
3.2	Amended and Restated Bylaws of Favo Capital, Inc.					X
3.3	Certificate of Designation for Series A Preferred Stock					X
3.4	Certificate of Designation for Series C Preferred Stock					X
3.5	Amended Certificate of Designation for Series C Preferred Stock					X
3.6	Second Amended Certificate of Designation for Series C Preferred Stock					X
3.7	Amended Certificate of Designation for Series A Preferred Stock					X
3.8	Certificate of Withdrawal for Series C Preferred Stock					X
3.9	Certificate of Designation for Series B Preferred Stock					X
4.1	Form of Warrant					X
4.2	Form of Prefunded Warrant					X
4.3	008 Debenture, dated June 9, 2021					X
4.4	Promissory Note, dated June 30, 2021, in favor of Favo Holdings LLC				X
4.5	Promissory Note, dated June 1, 2023, in favor of Vincent Napolitano and Shaun Quin					X
4.6	Form of Promissory Note					X
4.7	Form of Warrant Certificate					X
5.1	Legal Opinion of the Doney Law Firm				X
10.1	Master Acquisition Financing Agreement, dated May 31, 2023					X
10.2	Form of Securities Purchase Agreement					X
10.3	Form of Registration Rights Agreement					X
10.4	Employment Agreement by and between Favo Capital, Inc. and Vincent Napolitano dated August 20, 2024					X
10.5	Employment Agreement by and between Favo Capital, Inc. and Shaun Quin dated August 21, 2024					X
10.6	Employment Agreement by and between Favo Capital, Inc. and Glen Steward dated August 21, 2024					X
10.7	Employment Agreement by and between Favo Capital, Inc. and Vaughan Korte dated August 21, 2024					X
10.8	Favo Capital 2024 Equity Incentive Plan					X
10.9	Consulting Agreement dated June 1, 2023, between Favo Capital, Inc. and Favo Holdings, LLC					X
10.10	Business Commission Agreement, dated January 1, 2024					X
10.11	Amendment to Business Commission Agreement, dated January 24, 2025					X
10.12	Amended Employment Agreement with Vaughan Korte, dated March 1, 2025					X
10.13	Conversion Agreement, dated August 25, 2025					X
10.14	Voting Agreement, dated August 25, 2025					X
10.15	Favo Capital, Inc. and Katy Murless dated September 1, 2025					X
10.16	Loan Agreement, dated September 1, 2025					X
10.17	Form of Warrant Agreement					X
14.1	Code of Ethics					X
21.1	Subsidiaries of the Registrant					X
23.1	Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm					X
23.2	Consent of the Doney Law Firm (included in Exhibit 5.1)				X
107	Filing Fees					X

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Item 17. Undertakings.

The undersigned hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” or “Calculation of Filing Fee” table or exhibit in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (l)(i), (l)(ii) and (l)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

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(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in New York, on September 12, 2025.

Favo Capital, Inc.

By:	/s/ Vincent Napolitano
Vincent Napolitano Chief Executive Officer, Principal Executive Officer and Director

By:	/s/ Katy Murless
Katy Murless
Title:	Chief Financial Officer, Principal Executive Officer, Principal Accounting Officer and Treasurer

POWER OF ATTORNEY

Each officer and director of Favo Capital, Inc. whose signature appears below constitutes and appoints the company’s President, Shaun Quin, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments, including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Form S-1 has been signed by the following persons in the capacities indicated on the dates specified.

By:	/s/ Vincent Napolitano
Vincent Napolitano Chief Executive Officer and Director
September 12, 2025

By:	/s/ Katy Murless
Katy Murless
Title:	Chief Financial Officer, Principal Executive Officer, Principal Accounting Officer and Treasurer
Date:	September 12, 2025

By:	/s/ Glen Steward
Glen Steward
Title:	Chief Strategy Officer and Director
Date:	Semptember 12, 2025

By:	/s/ Shaun Quin
Shaun Quin
Title:	President and Director
Date:	September 12, 2025

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